Exhibit 99.2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND

AVAILABILITY OF INVESTOR MATERIALS

An Annual Meeting of Shareholders of Brookfield Asset Management Ltd. (“BAM”) will be held on Friday, June 7, 2024 at 2:00 p.m. (Toronto time) in a virtual meeting format via live audio webcast at: https://web.lumiagm.com/425470513, to:

1.	receive the consolidated financial statements of BAM for the fiscal year ended December 31, 2023, including the external auditor’s report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders;

3.	appoint the external auditor who will serve until the next annual meeting of shareholders and authorize the directors to set its remuneration; and

4.	consider and, if thought advisable, pass an advisory resolution on BAM’s approach to executive compensation, as described in our Management Information Circular dated April 25, 2024 (the “Circular”).

We will consider any other business that may properly come before the meeting.

This year’s meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person. You can attend and vote at the virtual meeting by joining the live audio webcast at: https://web.lumiagm.com/425470513, entering your control number and password “brookfield2024” (case sensitive). See “Q&A on Voting” in the Circular for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting by online ballot through the live audio webcast platform if you were a shareholder of BAM at the close of business on April 18, 2024. Before casting your vote, we encourage you to review the meeting’s business in the section “Business of the Meeting” of the Circular.

This year, we are again posting electronic versions of the Circular and our 2023 Annual Report (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access”. Electronic copies of the investor materials may be accessed at https://bam.brookfield.com under “Notice and Access 2024” and at www.sedarplus.ca and www.sec.gov/edgar.

Under Notice and Access, if you would like paper copies of any investor materials, please contact us at 1-866-989-0311 or bam.enquiries@brookfield.com and we will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 5:00 p.m. (Toronto time) on May 22, 2024. All shareholders who have signed up for electronic delivery of the investor materials will continue to receive them by email.

Instructions on Voting at the Virtual Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “Q&A on Voting” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q&A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, TSX Trust Company, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Holders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. (Toronto time) on Wednesday, June 5, 2024. You can cast your proxy vote in the following ways:

•	On the Internet at www.meeting-vote.com;
•	Fax your signed proxy to (416) 595-9593;
•	Mail your signed proxy using the business reply envelope accompanying your proxy;
•	Scan and send your signed proxy to proxyvote@tmx.com; or
•	Call by telephone at 1-888-489-5760.

Information for Non-Registered Holders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form. You may also vote by telephone or on the Internet prior to the meeting by following the instructions on the voting instruction form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder by calling our transfer agent, TSX Trust Company, at 1-866-751-6315 (within North America) or (416) 682-3860 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. (Toronto time) on Wednesday, June 5, 2024.

By Order of the Board

Justin B. Beber
Chief Operating Officer

April 25, 2024

LETTER TO SHAREHOLDERS

To our shareholders,

On behalf of your Board of Directors, we are pleased to invite you to attend the 2024 annual meeting of Brookfield Asset Management Ltd. This year’s annual meeting will occur at 2:00 p.m. (Toronto time) on Friday, June 7, 2024. You can read about the business of the meeting beginning on page 9 of the accompanying Management Information Circular. This Circular also provides important information on voting your shares at the meeting, our 12 director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access our live audio webcast and participate in our annual meeting can be found in the “Q&A on Voting” section of the Circular.

2023 Highlights1

2023 was an excellent first year for Brookfield Asset Management Ltd. (NYSE/TSX: BAM) as a stand-alone asset manager following its public listing in December 2022.

Last year, we benefited from strong fundraising across all five of our flagship funds, as well as complementary fund offerings. Our asset management business raised $93 billion of capital across all our strategies which, combined with the approximately $50 billion anticipated upon the closing of American Equity Investment Life (AEL) by Brookfield Reinsurance, brings the total to $143 billion. This contributed to an increase in total assets under management to approximately $916 billion and fee-bearing capital to $457 billion — representing annual increases of 15% and 9%, respectively. This growth in fee-bearing capital enabled us to grow distributable earnings for the year by 7% to $2.2 billion, or $1.37 per share, and fee-related earnings by 6% to $2.2 billion, or $1.37 per share, excluding performance fees.

Some of our more notable fundraises included: (i) the final close of our fifth infrastructure flagship fund and our sixth private equity flagship fund, bringing the total capital raised in these strategies to $30 billion and $12 billion, respectively; (ii) closes for the latest vintage of our opportunistic credit fund and our inaugural strategic lending partners fund, bringing the total amount raised to $8 billion and $4 billion at year-end 2023, respectively, for these products; and (iii) the final close of the third vintage of our infrastructure debt fund, bringing the total for the fund to over $6 billion.

During the year, we deployed approximately $58 billion of capital across our operations and monetized $30 billion of investments. We ended the year with over $107 billion of uncalled private fund commitments, which can be put to work in finding strategic, risk-adjusted investment opportunities as valuations become more attractive.

In 2023, we also launched several new products and strategies. Some notable examples include our Catalytic Transition Fund, which we announced at COP28 in Dubai. The fund was anchored by UAE’s ALTÉRRA, who made a commitment of up to $1 billion alongside its $2 billion commitment to our second flagship transition fund. The new strategy will deploy capital exclusively into emerging and developing markets, with a dedicated focus on supporting energy transition, industrial decarbonization, sustainable solutions, and climate technologies.

We create shareholder value by increasing fee-bearing capital, which increases our fee-related earnings. We are well-positioned to continue growing our fee-bearing capital for three main reasons: (i) in an increasingly competitive market, we are able to offer differentiated and innovative investment products that set us apart, enabling us to take advantage of compelling investment opportunities and attract new investor capital that very few other managers are able to do; (ii) our businesses are poised to benefit from large secular tailwinds of decarbonization, deglobalization and digitalization and; (iii) we have a long track record of delivering superior investment returns for our clients.

Earlier this year, we also announced the Board’s approval of an increase in our quarterly dividend by 19% to $0.38 per share from its previous level of $0.32.

Our stock price was strong in 2023, increasing approximately 39%. More importantly, the intrinsic value of the business continues to grow, which should enable us to deliver strong results over the long term. Furthermore, we believe the intrinsic value of a BAM share today is significantly above the current share price, which these returns are based on; this offers shareholders a large margin of safety for investment at this point in time.

1 We disclose a number of financial measures in this Circular that are calculated and presented using methodologies other than in accordance with U.S. GAAP, as well as certain forward-looking information and forward-looking statements in accordance with Canadian and U.S. securities laws, as applicable. See the “Cautionary Statement Regarding the Use of Non-GAAP Measures and Forward-Looking Statements” on page 72 of this Circular.

Board Developments

A key focus area of the Board continues to be sustainability management across our business. Our asset management business continues to engage with the Net Zero Asset Management Initiative and the Task Force on Climate related Financial Disclosures, and to work toward our commitment to the ambition of achieving net-zero. The Board also remains committed to developing and promoting diversity, including ethnic and gender diversity. To that end, the Board has adopted a gender diversity target in support of ensuring that at least 30% of the entire Board are women. We are focused on ensuring that we have diversity of skills and experience among our directors that aligns with our strategic priorities across different markets.

The Board is also focused on: setting the strategic direction for the asset management business of BAM through consistent fundraising and strong products; and evaluating the next set of growth initiatives, with a view to further enhancing returns for shareholders.

In March 2024, we announced the Board’s appointment of Hadley Peer Marshall as Chief Financial Officer of Brookfield Asset Management Ltd., effective May 31, 2024. Ms. Peer Marshall has over 20 years of experience in asset management and business leadership, including investing, capital markets, and fundraising. She joined Brookfield’s New York office in 2015 in the Infrastructure Group, where she is co-head of infrastructure debt and structured solutions.

Shareholder Meeting

Please take time to read our Management Information Circular and determine how you will vote your shares. Your participation in our annual meeting is important to us and we encourage your engagement in this important process.

On behalf of the Board, I express our appreciation for your continued faith in us. We look forward to having you join us on June 7th.

Yours truly,

Mark Carney

Chair
April 2024

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PART ONE	VOTING INFORMATION	1

	Who Can Vote	1

	Notice and Access	1

	Q & A on Voting	2

	Principal Holders of Voting Shares	7

PART TWO	BUSINESS OF THE MEETING	9

	1. Receiving the Consolidated Financial Statements	9

	2. Election of Directors	9

	Majority Voting Policy	10

	Cumulative Voting for Directors	10

	Voting by Proxy	10

	Director Nominees	10

	Summary of 2024 Nominees for Director	17

	2023 Director Attendance	20

	2023 Director Voting Results	20

	3. Appointment of External Auditor	21

	Principal Accounting Firm Fees	21

	4. Advisory Resolution on Approach to Executive Compensation	22

PART THREE	STATEMENT OF CORPORATE GOVERNANCE PRACTICES	23

	Governance	23

	Board of Directors	23

	Committees of the Board	27

	Board, Committee and Director Evaluation	29

	Board and Management Responsibilities	29

	Strategic Planning	30

	Risk Management Oversight	31

	Sustainability	31

	Communication and Disclosure Policies	38

	Code of Business Conduct and Ethics	38

	Report of the Audit Committee	40

	Report of the Governance, Nominating and Compensation Committee	42

PART FOUR	DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	44

	Director Compensation	44

	Equity Ownership of Directors	46

PART FIVE	COMPENSATION DISCUSSION AND ANALYSIS	47

	Compensation Discussion and Analysis Overview	47

	Compensation Approach	48

	Overview of the Business in 2023	49

	Governance, Nominating and Compensation Committee Governance	50

	Key Elements of Compensation	53

	Key Policies and Practices to Support Alignment	57

	2023 Compensation Decisions	60

	Chief Executive Officer Ownership Interests in BAM	62

	Compensation of Named Executive Officers	63

PART SIX	OTHER INFORMATION	72

	Indebtedness of Directors, Officers and Employees	72

	Audit Committee	72

	Normal Course Issuer Bid	72

	Cautionary Statement Regarding the Use of Non-GAAP Measures and Forward-Looking Statements	72

	Availability of Disclosure Documents	73

	Shareholder Proposals	73

	Other Business	73

	Directors’ Approval	73

APPENDIX A	CHARTER OF THE BOARD	A-1

PART ONE – VOTING INFORMATION

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Brookfield Asset Management Ltd. (“BAM”) of proxies for the Annual Meeting of Shareholders of BAM (the “meeting”) referred to in BAM’s Notice of Annual Meeting of Shareholders and Availability of Investor Materials dated April 25, 2024 (the “Notice”) to be held in a virtual meeting format only on Friday, June 7, 2024 at 2:00 p.m. (Toronto time). The meeting will be broadcast live by audio webcast. See “Q&A on Voting” on page 2 of this Circular for further information. References in this Circular to “BAM”, “we,” or “our” are to Brookfield Asset Management Ltd., and references to “Brookfield” include BAM and Brookfield Corporation (“BN”), collectively; provided that, when referring to BN’s ownership of BAM, this Circular refers to BN’s ownership of our asset management business, consistent with its governance and management by BAM.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at https://bam.brookfield.com under “Notice and Access 2024”, on our System for Electronic Data Analysis and Retrieval + (“SEDAR+”) profile at www.sedarplus.ca and on our Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov/edgar pursuant to Notice and Access. See “Notice and Access” below for further information. Proxies may also be solicited personally or by telephone by regular employees of BAM at nominal cost. The cost of solicitation will be borne by BAM.

The information in this Circular is given as at April 18, 2024, unless otherwise indicated. As BAM operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to C$ are to Canadian dollars. For comparability, all Canadian dollar amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2023 as reported by Bloomberg L.P. (“Bloomberg”) of C$1.00 = US$0.7411, unless otherwise indicated.

Who Can Vote

As at April 18, 2024, BAM had 414,726,334 Class A Limited Voting Shares (“Class A Shares”) and 21,280 Class B Limited Voting Shares (“Class B Shares”) outstanding. The Class A Shares are co-listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BAM”. The Class B Shares are all privately held (see “Principal Holders of Voting Shares” on page 7 of this Circular for further information). Each registered holder of record of Class A Shares and Class B Shares as at the close of business on Thursday, April 18, 2024 (the “Record Date”) is entitled to receive notice of and to vote at the meeting. Except as otherwise provided in this Circular, each holder of a Class A Share or Class B Share on such date shall be entitled to vote on all matters to come before the meeting or any adjournment thereof, either in person or by proxy.

The share conditions for the Class A Shares and Class B Shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by a majority of the votes cast by the holders of Class A Shares and by the holders of Class B Shares who vote in respect of the resolution, each voting as a separate class.

Holders of Class A Shares are entitled, as a class, to elect one-half of the board of directors of BAM (the “Board” or “Board of Directors”), and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board. See “Election of Directors” on page 9 of this Circular for further information.

Notice and Access

BAM is using the Notice and Access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, BAM has posted this Circular and form of proxy on its website at https:// bam.brookfield.com under “Notice and Access 2024,” in addition to posting it on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. BAM has sent the Notice and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. BAM will not directly send the Notice Package to non-registered shareholders. Instead, BAM will pay Intermediaries (as defined on page 3 of this Circular) to forward the Notice Package to all non-registered shareholders.

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BAM has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials, and is therefore consistent with BAM’s philosophy towards sustainability. Additionally, adopting Notice and Access has significantly lowered printing and mailing costs associated with BAM’s shareholder meetings.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and BAM’s Annual Report dated March 19, 2024 (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2023) (the “Annual Report”) will continue to receive them by email. No shareholders will receive a paper copy of this Circular unless they contact BAM at 1-866-989-0311 or bam.enquiries@brookfield.com, in which case BAM will mail this Circular within three business days of any request, provided the request is made before the date of the meeting or any adjournment thereof. We must receive your request before 5:00 p.m. (Toronto time) on May 22, 2024 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one year of this Circular being filed, BAM will mail this Circular within 10 calendar days of such request.

Q & A on Voting

What am I voting on?

Resolution	Who Votes	Board Recommendation

Election of 6 of the Directors	Class A Shareholders	FOR each Director Nominee

Election of 6 of the Directors	Class B Shareholders	FOR each Director Nominee

Appointment of the External Auditor and authorizing Directors to set its remuneration	Class A Shareholders Class B Shareholders	FOR the resolution

Advisory Vote on Executive Compensation	Class A Shareholders	FOR the resolution

Who is entitled to vote?

Holders of Class A Shares and holders of Class B Shares as at the close of business on April 18, 2024 are each entitled to one vote per share on the items of business as identified above.

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting, submit questions and vote in real time, provided they are connected to the internet, have a control number and follow the instructions in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the virtual meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (“TSX Trust”), after submitting the form of proxy or voting instruction form by calling TSX Trust at 1-866-751-6315 (within North America) or (416) 682-3860 (outside North America) or online at https://www.tsxtrust.com/control-number-request no later than 5:00 p.m. (Toronto time) on June 5, 2024 and providing TSX Trust with information on your appointee. TSX Trust will provide your appointee with a 13 digit control number which will allow your appointee to log in to and vote at the meeting. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a 13 digit control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Am I a registered shareholder or a non-registered shareholder?

Registered shareholders have a share certificate or Direct Registration System statement issued in their name or appear as the registered shareholder on the books of BAM.

Non-registered shareholders are beneficial owners of shares of BAM that are not registered shareholders. In many cases, Class A Shares that are beneficially owned by a non-registered shareholder are registered either:

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a.

in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary” and collectively, “Intermediaries”) with whom the non-registered shareholder maintains an account, or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b.	in the name of a depository such as CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust Company (“DTC”), of which the Intermediary is a participant.

If you are a non-registered shareholder and your shares are held in the name of an Intermediary, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 6 of this Circular for voting instructions.

If you are not sure whether you are a registered or non-registered shareholder, please contact TSX Trust. See “How do I contact the transfer agent?” on page 6 of this Circular.

How do I vote?

Holders of Class A Shares and holders of Class B Shares of BAM can vote in one of two ways, as follows:

•	by submitting your voting instructions prior to the meeting, or

•	during the meeting by online ballot through the live webcast platform

What if I plan to attend the meeting and vote by online ballot?

If you are a registered shareholder or a duly appointed proxyholder (including non-registered shareholders who have duly appointed themselves as proxyholder by following the instructions under the heading “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 6 of this Circular), you can attend and vote during the meeting by completing an online ballot through the live webcast platform. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting. Guests will be able to listen to the meeting but will not be able to ask questions or vote during the virtual meeting. In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: https://web.lumiagm.com/425470513

Step 2: Follow these instructions:

Registered shareholders: Click “I have a login” and then enter your 13 digit control number and password “brookfield2024” (case sensitive). The 13 digit control number located on the form of proxy or in the email notification you received from TSX Trust is your control number. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

Duly appointed proxyholders: Click “I have a login” and then enter your 13 digit control number and password “brookfield2024” (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust as described in this Circular will receive a 13 digit control number by email from TSX Trust after the proxy voting deadline has passed.

Guests: Click “I am a Guest” and then complete the online form.

The meeting website will be accessible 60 minutes prior to the start of the meeting. It is important that all attendees log in to the meeting website at least ten minutes prior to the start of the meeting to allow enough time to complete the log in process. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. Please do not use Internet Explorer.

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the meeting. If you are experiencing any difficulty connecting to or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

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What if I plan to vote by proxy in advance of the meeting?

If you are a registered shareholder, you can vote by proxy up to 5:00 p.m. (Toronto time) on Wednesday, June 5, 2024 (or 48 hours prior to the time of any adjourned meeting), as follows:

•	to vote by internet, accessing www.meeting-vote.com and following the instructions for electronic voting. You will need your control number;

•	sign the form of proxy sent to you and vote or withhold from voting your shares at the meeting and submit your executed proxy via any of the following options:

i.	by mail: in the envelope provided or in one addressed to TSX Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1;

ii.	by fax: to (416) 595-9593; or

iii.	by email: scan and send the proxy to proxyvote@tmx.com.

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of BAM) to represent you as proxyholder at the meeting by writing the name of this person (or company) in the blank space on the form of proxy. If you wish to appoint a person other than the management nominees identified in the form of proxy, you will need to complete the additional step of registering your proxyholder by calling TSX Trust at 1-866-751-6315 (within North America) or (416) 682-3860 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. (Toronto time) on Wednesday, June 5, 2024.

•

to vote by telephone, call toll-free at 1-888-489-5760. You will be prompted to provide the control number printed on the form of proxy sent to you. The telephone voting service is not available on the day of the meeting.

If you are a non-registered shareholder and your shares are held in the name of an Intermediary, to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 6 of this Circular for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of BAM and the associated costs will be borne by BAM.

What happens if I sign the proxy sent to me?

Signing the proxy appoints Marcel R. Coutu or Samuel J.B. Pollock, each of whom is a director of BAM, or another person you have appointed, to vote or withhold from voting your shares at the meeting.

Can I appoint someone other than these directors to vote my shares?

Yes, you may appoint another person or company other than the BAM directors named on the form of proxy or voting instruction form to be your proxyholder. Write the name of this person (or company) in the blank space on the form of proxy or voting instruction form. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of registering such proxyholder with our transfer agent, TSX Trust, after submitting the form of proxy or voting instruction form. See “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 6 of this Circular for instructions on registering your proxy with TSX Trust.

What do I do with my completed form of proxy?

Return it to TSX Trust in the envelope provided to you by mail, by fax at (416) 595-9593 or scan and send by email to proxyvote@tmx.com no later than 5:00 p.m. (Toronto time) on Wednesday, June 5, 2024, which is two business days before the day of the meeting.

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Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.meeting-vote.com and follow the instructions on this website. You will need your control number (located on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. (Toronto time) on Wednesday, June 5, 2024, which is two business days before the day of the meeting.

If you are a non-registered shareholder and your Intermediary makes this option available, go to www.proxyvote.com and follow the instructions on this website. You will need your control number (located on the voting instruction form) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. (Toronto time) on Tuesday, June 4, 2024, which is one business day before the proxy deposit date of June 5, 2024. Refer to the instructions on your voting instruction form for more details.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of BAM at the address below no later than 5:00 p.m. (Toronto time) on the last business day preceding the date of the meeting, Thursday, June 6, 2024, or any adjournment of the meeting, or to the Chair of the Board (the “Chair”) prior to the start of the meeting on Friday, June 7, 2024, or the day of the adjourned meeting. You may also vote during the virtual meeting by submitting an online ballot, which will revoke your previous proxy.

Corporate Secretary

Brookfield Asset Management Ltd.

Brookfield Place, Suite 100

181 Bay Street, Toronto, Ontario M5J 2T3

If you are a non-registered shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A non-registered shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How can I request electronic delivery of investor materials?

To opt for electronic distribution of investor materials, complete the request for electronic delivery of materials form enclosed with the Notice Package and return it by mail to TSX Trust Company, 301 – 100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or by fax at (514) 985-8843 or 1-888-249-6189. You can also submit your request online by visiting TSX Trust’s website: services.tsxtrust.com/edelivery.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favor of all resolutions put before shareholders of the meeting. See “Business of the Meeting” on page 9 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of BAM is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

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Who counts the votes?

BAM’s transfer agent, TSX Trust, counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact TSX Trust as follows:

Mail	Telephone/Fax	Online

TSX Trust Company 301–100 Adelaide Street West Toronto, Ontario M5H 4H1	Tel: (416) 682-3860 within Canada and the United States toll free at 1-800-387-0825 Fax: 1-888-249-6189 or (514) 985-8843	Email: shareholderinquiries@tmx.com Website: www.tsxtrust.com

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form. If your Intermediary makes these options available, you may also vote by telephone prior to the meeting by following the directions on the voting instruction form on the Internet prior to the meeting by going to www.proxyvote.com and following the instructions on this website. See “Can I vote by Internet in advance of the meeting?” on page 5 of this Circular.

Since BAM has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, BAM may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

Step 2: you must complete the additional step of registering yourself (or your appointees other than if your appointees are the management nominees) as the proxyholder by calling TSX Trust at 1-866-751-6315 (within North America) or (416) 682-3860 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. (Toronto time) on Wednesday, June 5, 2024.

Failing to register as a proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

BAM has distributed copies of the Notice Package to CDS and DTC and to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

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Principal Holders of Voting Shares

Executives of Brookfield hold a substantial portion of their individual investments in Class A Shares of BAM and BN in partnership with one another, as well as stewardship of the Class B Shares of each. We refer to this as the “Partnership”. The Partnership’s members include both current and former senior executives and directors of BAM and its predecessors (each, a “Partner” and collectively, the “Partners”). This ownership framework among the Partners has been an important tradition underpinning Brookfield’s culture for over 50 years.

The Partnership is instrumental in ensuring the orderly management succession of BAM, while fostering a culture of strong governance and mutual respect, a commitment to collective excellence and achievement, and a focus on long-term value creation for all stakeholders.

We believe that the Partnership promotes decision-making that is entrepreneurial, collaborative and aligned with the long-term interests of BAM. The financial strength and sustainability of the Partnership is characterized by a consistent focus on renewal—longstanding members mentoring new generations of leaders and financially supporting their admission as partners. This is a critical component to preserving our culture and vision.

Consistent with the role that it has played within BN over many decades, the Partnership remains resolutely focused on the long-term success of BAM for the benefit of all stakeholders, through both future economic downturns and financial disruptions. This long-term focus is considered critical to the sustainability of BAM.

The Partners collectively own interests in approximately 102 million Class A Shares (on a fully diluted basis). These economic interests consist primarily of (i) the direct ownership of Class A Shares, as well as indirect ownership (such as Class A Shares that are held through holding companies and by foundations), by the Partners on an individual basis; and (ii) the Partners’ proportionate beneficial interests in Class A Shares held by Partners Value Investments L.P. (“PVI”). PVI is a publicly-listed investment partnership whose principal business activity is owning equity interests in Brookfield for the long-term. Approximately 89% of PVI’s equity units are owned by the Partners. PVI owns approximately 30.7 million Class A Shares and approximately 129.1 million Class A Shares of BN (each on a fully diluted basis). Moreover, PVI has additional economic exposure to BAM through BN’s approximate 75% ownership of BAM.

In order to foster the long-term stability and continuity of BAM, a group of longstanding senior leaders of the Partnership have been designated to oversee stewardship of the Class B Shares. Under these arrangements, the Class B Shares are held in a trust (the “BAM Partnership”). The beneficial interests in the BAM Partnership, and the voting interests in its trustee, are held as follows: one-third by Mr. Bruce Flatt, one-third by Mr. Jack L. Cockwell, and one-third jointly by Messrs. Brian W. Kingston, Brian D. Lawson, Cyrus Madon, Samuel J.B. Pollock and Sachin Shah in equal parts. As such, no single individual or entity controls the BAM Partnership. The BAM Partnership owns 21,280 Class B Shares, representing 100% of the Class B Shares.

In the event of a fundamental disagreement among the shareholders of the trustee (and until the disagreement is resolved), three individuals have been granted the authority to govern and direct the actions of the BAM Partnership. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with Brookfield. The individuals, at the current time, none of whom are Partners, are Marcel R. Coutu, Frank J. McKenna and Lord O’Donnell.

Under these arrangements, the BAM Partnership has become a party to the Trust Agreement with Computershare Trust Company of Canada as trustee for the holders of Class A Shares, dated December 9, 2022 (the “2022 Trust Agreement”). The 2022 Trust Agreement provides, among other things, that the BAM Partnership not sell any Class B Shares, directly or indirectly, pursuant to a takeover bid at a price per share in excess of 115% of the market price of the Class A Shares or as part of a transaction involving purchases made from more than five persons or companies in the aggregate, unless a concurrent offer is made to all holders of Class A Shares.

The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the BAM Partnership; (ii) at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares; and (iii) on the same terms in all material respects as the offer for the Class B Shares. These provisions in the 2022 Trust Agreement also apply to any transaction that would be deemed an indirect offer for the Class B Shares under applicable takeover bid legislation in Canada. Additionally, the BAM Partnership will agree to prevent any person or company from carrying out a direct or indirect sale of Class B Shares in contravention of the 2022 Trust Agreement.

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To the knowledge of the directors and officers of BAM, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of BAM carrying more than 10% of the votes attached to any class of outstanding voting securities of BAM.

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PART TWO – BUSINESS OF THE MEETING

We will address four items at the meeting:

1.	receiving the consolidated financial statements of BAM for the fiscal year ended December 31, 2023, including the external auditor’s report thereon;

2.	electing directors who will serve until the end of the next annual meeting of shareholders;

3.	appointing the external auditor that will serve until the end of the next annual meeting of shareholders and authorizing the directors to set its remuneration; and

4.	considering an advisory resolution on BAM’s approach to executive compensation.

We will also consider other business that may properly come before the meeting.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you or your proxyholder sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1.	Receiving the Consolidated Financial Statements

The annual financial statements of BAM for the fiscal year ended December 31, 2023 are included in the Annual Report. The Annual Report is available on BAM’s website, https://bam.brookfield.com under “Notice and Access 2024”, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, and is being mailed to BAM’s registered shareholders and non-registered shareholders who have contacted BAM to request a paper copy of the Annual Report. Shareholders who have signed up for electronic delivery of the Annual Report will receive it by email.

2.	Election of Directors

The Board is comprised of 12 members, all of whom are to be elected at the meeting. Holders of Class A Shares are entitled, as a class, to elect one-half of the Board, and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board.

If you own Class A Shares, you can vote on the election of six directors. The following persons are proposed as nominees for election by the holders of Class A Shares:

• Marcel R. Coutu	• Olivia (Liv) Garfield	• Nili Gilbert

• Allison Kirkby	• Diana Noble	• Satish Rai

If you own Class B Shares, you can vote on the election of six directors. The following persons are proposed as nominees for election by the holders of Class B Shares:

• Mark Carney	• Bruce Flatt	• Brian W. Kingston

• Keith Johnson	• Cyrus Madon	• Samuel J. B. Pollock

2024 MANAGEMENT INFORMATION CIRCULAR/ 9

Majority Voting Policy

The Board has adopted a policy stipulating that, if the total number of shares voted in favor of the election of a director nominee represents less than a majority of the total shares voted and withheld for that director (in each case, not on the cumulative basis described in the section “Cumulative Voting for Directors” on page 10 of this Circular), the nominee will tender his or her resignation immediately after the meeting. Within 90 days of the meeting, the Board will determine whether or not to accept a director’s resignation and will issue a press release announcing the Board’s decision, a copy of which will be provided to the TSX. Absent exceptional circumstances, the Board will accept the resignation. The resignation will be effective when accepted by the Board. If the Board determines not to accept a resignation, the press release will fully state the reasons for that decision. A director who tenders his or her resignation will not participate in a Board meeting at which the resignation is considered. The majority voting policy does not apply in circumstances involving contested director elections.

Cumulative Voting for Directors

The articles of BAM provide for cumulative voting in the election of directors. Each shareholder of a class or series of shares of BAM entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder, multiplied by the number of directors to be elected by the shareholder and the holders of shares of the classes or series of shares entitled to vote with the shareholder in the election of directors. The shareholder may cast all of its votes in favor of one candidate or distribute such votes among the candidates in any manner the shareholder sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have distributed its votes equally among the candidates for whom the shareholder voted.

A shareholder who wishes to distribute its votes other than equally among the nominees and who has appointed the management representatives designated on the proxy must do so personally at the virtual meeting or by another proper form of proxy, which can be obtained from the Corporate Secretary of BAM.

Voting by Proxy

The management representatives designated on the proxy to be completed by holders of Class A Shares intend to cast the votes represented by such proxy FOR and equally among the proposed nominees for election by the holders of Class A Shares as set forth on pages 11 to 13 of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

The management representatives designated on the proxy to be completed by the holder of Class B Shares intend to cast the votes represented by such proxy FOR and equally among the proposed nominees for election by the holder of Class B Shares as set forth on pages 14 to 16 of this Circular.

Director Nominees

All 12 director nominees were elected as members of the Board at the Annual and Special Meeting of Shareholders held on June 9, 2023 and are standing for re-election. The Board recommends that the 12 director nominees be elected at the meeting to serve as directors of BAM until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board believes that the collective qualifications, skills and experiences of the director nominees allow for BAM to continue to maintain a well-functioning Board with a diversity of perspectives. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of BAM.

We do not expect that any of the director nominees will be unable to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the management representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

Each director’s biography contains information about the director, including his or her background and experience, BAM shareholdings and other public company board positions held, as at April 18, 2024. See “Director Share and DSU Ownership Requirements” on page 46 of this Circular for further information on director share ownership requirements.

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The following six individuals are nominated for election as directors by the holders of BAM’s Class A Shares.

Marcel R. Coutu(a) Age: 70 Director since: 2022 (Independent)(b) Areas of Expertise: CEO experience; Energy and Power; Natural Resources

Mr. Coutu is currently and has been a director of Brookfield Asset Management Ltd. since December 2022, and was a director of Brookfield Corporation between 2006 and December 2022. Mr. Coutu is the past Chairman of Syncrude Canada Ltd., a former President and Chief Executive Officer of Canadian Oil Sands Ltd., Senior Vice-President and Chief Financial Officer of Gulf Canada Resources Limited, and has held a number of senior roles in corporate finance, investment banking, mining and oil & gas exploration and development. Mr. Coutu is a board director of IGM Financial Inc., Power Corporation of Canada, Great-West Lifeco Inc. and the Calgary Stampede Foundation Board. He is a past member of the Canadian Council of Chief Executives, a past member of the Board of Governors of the Canadian Association of Petroleum Producers and a past member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Mr. Coutu holds a Bachelor of Science (Honours) in Geology from the University of Waterloo and an MBA from the University of Western Ontario.

	Brookfield Asset Management Ltd. Board/Committee Membership			Public Board Membership During Last Five Years
	Board, Lead Independent Director Audit Committee, Chair			Brookfield Asset Management Ltd. IGM Financial Inc. Power Corporation of Canada The Great-West Lifeco Inc. Brookfield Corporation Enbridge Inc.	2022 – Present 2014 – Present 2011 – Present 2007 – Present 2006 – 2022 2014 – 2021
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs(d)	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(e)
	2024	33,277	39,244	72,521	Met
	2023	33,277	29,826
	Change	—	9,418

 Olivia (Liv) Garfield(a)

 Age: 48

 Director since: 2022

 (Independent)(b)

 Areas of Expertise:

 Government and Public

 Policy; Manufacturing;

 Natural Resources;

 Digital Infrastructure;

 Energy and Power

 Infrastructure; Real

 Estate

Ms. Garfield is the Chief Executive Officer of Severn Trent, a FTSE 100 water utilities company. Before joining Severn Trent, Ms. Garfield was Chief Executive Officer of Openreach, part of BT Group, where she spearheaded and oversaw the commercial roll-out of fibre broadband to two-thirds of the U.K. She joined BT Group in 2002 and held the pivotal roles of Group Director of Strategy and Regulation, Managing Director Commercial and Brands, Global Services and U.K. Customer Services Director. From 1998 to 2002, Ms. Garfield worked for Accenture as a consultant in the Communications and High Tech Market Unit, designing and implementing business change solutions across a number of industry sectors. In October 2020, Ms. Garfield was appointed Commander of the Order of the British Empire (CBE) in the Queen’s Birthday Honours for services to the water industry. Ms. Garfield holds a Bachelor of Arts (Honours) from Murray Edwards College, University of Cambridge.

Brookfield Asset Management Ltd. Board/Committee Membership			Public Board Membership During Last Five Years
Board Governance, Nominating and Compensation Committee, Chair			Brookfield Asset Management Ltd.	2022 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(e)
2024	—	10,690	10,690	In progress
2023	—	2,823
Change	—	7,867

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 Nili Gilbert, CFA,

 CAIA(a)

 Age: 45

 Director since: 2022

 (Independent)(b)

 Areas of Expertise:

 Healthcare;

 Infrastructure; Insurance;

 Manufacturing; Natural

 Resources; Real Estate;

 Cyber-Security; Human

 Resource Management;

 Marketing; Technology

 and Business Systems;

 Climate

Ms. Gilbert is the Vice Chairwoman of Carbon Direct, a leader in scaling carbon management into a global industry through climate investment, technology, and client advisory. She is also Chair of the Glasgow Financial Alliance for Net Zero’s Advisory Panel of technical experts, as well as a member of its CEO Principals Group, in addition to serving as a Chairwoman of both the David Rockefeller Fund and the Synergos Institute Investment Committees. She is also a Senior Advisor at Boston Consulting Group, a member of the Clinton Global Initiative Advisory Council, and a member of the Harvard Institute for Climate and Sustainability Advisory Board. Previously, she was Co-Founder and Portfolio Manager of Matarin Capital, which became one of the larger women-owned asset managers in the US. She also previously served as a member of the State of California’s Climate-Related Financial Risk Advisory Group, the Social Mission Board of Seventh Generation, a wholly-owned subsidiary of Unilever, and the TED Vision Council. She is a permanent member of both the Council on Foreign Relations and the Economic Club of New York. Ms. Gilbert received her Bachelor of Arts, magna cum laude, from Harvard University, her MBA from Columbia Business School, where she was a Toigo Fellow, and she has completed programs in leadership and sustainability at Oxford and Stanford Universities.

Brookfield Asset Management Ltd. Board/Committee Membership			Public Board Membership During Last Five Years
Board Audit Committee Governance, Nominating and Compensation Committee			Brookfield Asset Management Ltd.	2022 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(e)
2024	—	4,979	4,979	In progress
2023	—	1,326
Change	—	3,653

Allison Kirkby(a) Age: 56 Director since: 2023 (Independent)(b) Areas of Expertise: Technology and Business Systems; Fast Moving Consumer Goods, Retail and Media; Digital Infrastructure

Ms. Kirkby is the CEO of BT Group, a British multinational telecommunications company, and has been a member of the board since 2019. In addition, Ms. Kirkby is a member of the Investigatory Powers Governance Committee and chairs the Executive Committee of the board of BT Group. She is the former President and CEO of Telia Company, a Swedish based digital communications and telecommunications provider to the Nordic/Baltic region and has built deep expertise in the TMT sector over the past decade. Ms. Kirkby was previously President and Group CEO of TDC Group until October 2019, and President & Group CEO of Tele2 AB from 2015 to 2018, having been Tele2 AB’s Group CFO from 2014. She has also held financial and operational roles within 21st Century Fox, Virgin Media, Procter & Gamble and Guinness. Ms. Kirkby holds an Accounting degree from Glasgow Caledonian University and is a Fellow of the Chartered Institute of Management Accountants.

	Brookfield Asset Management Ltd. Board/Committee Membership			Public Board Membership During Last Five Years
	Board Audit Committee			Brookfield Asset Management Ltd. BT Group	2023 – Present 2019 – Present
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(e)
	2024	—	2,962	2,962	In progress
	2023	—	425
	Change	—	2,537

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Diana Noble(a) Age: 62 Director since: 2022 (Independent)(b) Areas of Expertise: Government and Public Policy; Energy and Power; Financial Services; Healthcare; Infrastructure

Ms. Noble’s background is in private equity, venture capital and international development. She was a partner of Schroder Ventures, later Permira, for 10 years, founder CEO of eVentures and Reed Elsevier Ventures and from 2011-2017 was CEO of British International Investment, the British Government’s development finance institution, investing solely in Africa and South Asia, with a dual mission of financial return and development impact. She is currently a member of the Bank of England’s Court (the Bank’s governing board) and chaired the 2021 Court Review into Ethnic Diversity and Inclusion at the Bank. Her advisory business, Kirkos Partners, advises leaders of PE/VC firms on important strategic events, such as leadership transition. She has recently published research on this topic (“When to Go and How to Go” – Founder and Leader Transition in Private Equity) with Professor Josh Lerner of Harvard Business School. She also chairs The Children’s Society and is a Governor on the Board of the Wellcome Trust, the U.K.’s largest charitable foundation, supporting discovery research into life, health and wellbeing.

	Brookfield Asset Management Ltd. Board/Committee Membership			Public Board Membership During Last Five Years
	Board Governance, Nominating and Compensation Committee			Brookfield Asset Management Ltd.	2022 – Present
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(e)
	2024	—	3,626	3,626	In progress
	2023	—	901
	Change	—	2,725

Satish Rai, CFA(a) Age: 61 Director since: 2023 (Independent)(b) Areas of Expertise: Energy and Power; Natural Resources; Accounting; Infrastructure; Private Equity; Real Estate; Asset Management

Mr. Rai was formerly the Chief Investment Officer at OMERS overseeing all asset classes globally. Prior to joining OMERS in January 2015, he served as Chief Investment Officer at TD Asset Management where he previously chaired the Committee of the Advancement of Visible Minorities in Leadership Roles and was a Diversity Leadership Council member. Mr. Rai is currently a senior advisor at OMERS and additionally he serves on the Board of Fairfax India, Richcraft Homes and Second Harvest. He is a past member of the respective Boards of the University of Waterloo, Michael Garron Hospital Foundation (formerly Toronto East General Hospital Foundation), Toronto Global and Women in Capital Markets. In 2006, he received the Alumni Achievement Medal from Waterloo’s Faculty of Mathematics. Mr. Rai holds both a Bachelor of Mathematics (University of Waterloo) and a CFA and is a member of the Young Presidents’ Organization/World Presidents’ Organization.

	Brookfield Asset Management Ltd. Board/Committee Membership			Public Board Membership During Last Five Years
	Board Governance, Nominating and Compensation Committee			Brookfield Asset Management Ltd. Fairfax India Holdings Corporation	2023 – Present 2021 – Present
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(e)
	2024	83,125	6,930	90,055	Met
	2023	83,125	—
	Change	—	6,930

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The following six individuals are nominated for election as directors by the holders of BAM’s Class B Shares.

 Mark Carney(a)

 Age: 59

 Director since: 2022

 (Management)(c)

 Areas of Expertise:

 Infrastructure; Private

 Equity; Accounting;

 Human Resource

 Management; Marketing;

 Government an Public

 Policy; Financial

 Services; Climate

Mr. Carney is the Chair of Brookfield Asset Management Ltd. He is also the Head of Transition Investing and in this role, he is focused on the development of products for investors that will combine positive social and environmental outcomes with strong risk-adjusted returns. Mr. Carney is an economist and banker who served as the Governor of the Bank of England from 2013 to 2020, and prior to that as Governor of the Bank of Canada from 2008 until 2013. He was Chair of the Financial Stability Board from 2011 to 2018. Prior to his governorships, Mr. Carney worked at Goldman Sachs as well as the Canadian Department of Finance. Mr. Carney is currently the United Nations Special Envoy for Climate Action and Finance and Co-Chair for the Glasgow Finance Alliance for Net Zero. Mr. Carney is an external member of the board of Stripe, a member of the Global Advisory Board of PIMCO, Senior Counsellor of the Macro Advisory Partners, a member of the board of Cultivo and Advisor to Watershed. He is also a member of the Group of Thirty, Harvard University, Rideau Hall Foundation, Bilderberg, as well as the boards of Bloomberg Philanthropies, the Peterson Institute for International Economics and the Hoffman Institute for Global Business and Society at INSEAD. Mr. Carney is also Chair of the Advisory Boards of Chatham House and Canada 2020. Mr. Carney holds doctorate and master’s degrees from Oxford University and a bachelor’s degree in Economics from Harvard University.

Brookfield Asset Management Ltd. Board/Committee Membership			Public Board Membership During Last Five Years
Board, Chair			Brookfield Asset Management Ltd.	2022 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs(d)	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(e)
2024	—	41,337	41,337	Met
2023	—	39,479
Change	—	1,858

Bruce Flatt(a) Age: 58 Director since: 2022 (Management)(c) Areas of Expertise: CEO experience

Mr. Flatt is the Chief Executive Officer of Brookfield Asset Management Ltd. and Brookfield Corporation and has served as a director of Brookfield Asset Management Ltd. since its founding. Mr. Flatt joined Brookfield Corporation in 1990 and became Chief Executive Officer in 2002. Mr. Flatt has been on numerous public company boards over the past three decades and does not currently sit on any external corporate boards.

	Brookfield Asset Management Ltd. Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Ltd. Brookfield Corporation	2022 – Present 2001 – Present
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(f)(g)	DSUs(d)	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(e)
	2024	15,427,985	409,210	15,837,195	Met
	2023	16,320,769	394,642
	Change	(892,784)	14,568

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Brian W. Kingston(a) Age: 50 Director since: 2022 (Management)(c) Areas of Expertise: CEO experience; Real Estate; Infrastructure; Private Equity; Energy and Power

Mr. Kingston is currently Chief Executive Officer of Real Estate of Brookfield Asset Management Ltd. and previously held the same role for Brookfield Corporation. Mr. Kingston joined Brookfield in 2001 and was named Chief Executive Officer of Brookfield Property Group in 2015. Prior to his current role, Mr. Kingston led our Australian business activities, holding the positions of Chief Executive Officer of Brookfield Office Properties Australia, Chief Executive Officer of Prime Infrastructure and Chief Financial Officer of Multiplex. Mr. Kingston holds a Bachelor of Commerce degree from Queen’s University.

	Brookfield Asset Management Ltd. Board/ Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Ltd.	2022 – Present
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(f)(h)	DSUs(d)	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(e)
	2024	2,448,933	186,414	2,635,347	Met
	2023	1,704,009	178,037
	Change	744,924	8,377

 Keith Johnson, CFA(a)

 Age: 48

 Director since: 2022

 (Independent)(b)

 Areas of Expertise:

 Government and Public

 Policy; Economic

 Policy; International

 Affairs; Energy and

 Power; Healthcare;

 Infrastructure; Marketing

Mr. Johnson is Founding Partner and Chief Executive Officer of Sequoia Heritage, a global, evergreen private investment partnership investing on behalf of entrepreneurs, families, and philanthropies established in 2010. Prior to Sequoia Heritage, Mr. Johnson held several investment and wealth management positions with the Stanford Management Company, Bel Air Investment Advisors and Salomon Smith Barney (acquired by Morgan Stanley). Mr. Johnson holds a Bachelor of Science in Statistics from the Brigham Young University and an MBA from the UCLA Anderson School of Management. Mr. Johnson is a CFA charterholder.

Brookfield Asset Management Ltd. Board/ Committee Membership			Public Board Membership During Last Five Years
Board			Brookfield Asset Management Ltd.	2022 – Present
Audit Committee
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(e)
2024	—	10,532	10,532	In progress
2023	—	2,805
Change	—	7,727

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Cyrus Madon(a) Age: 58 Director since: 2022 (Management)(c) Areas of Expertise: CEO experience; Private Equity; Real Estate; Infrastructure; Energy and Power

Mr. Madon is Executive Chair of Brookfield Asset Management Ltd.’s Private Equity Group and was previously Chief Executive Officer of Private Equity of Brookfield Asset Management Ltd. and held the same role for Brookfield Corporation before that. In this role, he works on the expansion of our private equity business. Mr. Madon joined Brookfield Corporation in 1998 and has held a number of senior roles across the organization, including head of our Corporate Lending business. Prior to Brookfield, Mr. Madon worked at PricewaterhouseCoopers in Corporate Finance and Recovery. He holds a Bachelor of Commerce degree from Queen’s University. He is also on the board of the C.D. Howe Institute.

	Brookfield Asset Management Ltd. Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Ltd. Brookfield Business Partners L.P. Brookfield Business Corporation Vistra Corp.	2022 – Present 2024 – Present 2024 – Present 2016 – 2019
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(f)(i)	DSUs(d)	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(e)
	2024	4,382,693	324,731	4,707,424	Met
	2023	3,804,817	261,016
	Change	577,876	63,715

Samuel J. B. Pollock, CPA(a) Age: 57 Director since: 2022 (Management)(c) Areas of Expertise: CEO experience; Infrastructure; Real Estate; Private Equity; Energy and Power

Mr. Pollock is head of Brookfield’s Infrastructure Group and Chief Executive Officer of Infrastructure of Brookfield Asset Management Ltd. In this role, he is responsible for the expansion of the infrastructure operating business. Since joining Brookfield in 1994, Mr. Pollock has held a number of senior positions across the organization, including leading Brookfield’s corporate investment group and its private equity business.

	Brookfield Asset Management Ltd. Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Ltd.	2022 – Present
				TWC Enterprises Limited	2008 – Present
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(f)(j)	DSUs(d)	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(e)
	2024	6,720,649	392,898	7,113,547	Met
	2023	6,124,170	359,945
	Change	596,479	32,953

(a)

Mr. Carney principally lives in Ottawa, Canada. Mr. Coutu principally lives in Calgary, Canada. Mses. Garfield and Noble principally live in London, U.K. Ms. Gilbert and Mr. Kingston principally live in New York, U.S. Mr. Johnson principally lives in Wyoming, U.S. Mr. Flatt principally lives in New York, U.S and London, U.K. Ms. Kirkby principally lives in Windsor, U.K. Messrs. Madon and Pollock principally live in Toronto, Canada. Mr. Rai principally lives in Pickering, Canada.

(b)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.
(c)

“Management” refers to director nominees who are current members of management of BAM. Mr. Carney is the Head of Transition Investing of BAM. Mr. Flatt is the Chief Executive Officer of BAM. Messrs. Kingston, Madon and Pollock are executive officers of BAM. None of these individuals receive compensation in their capacity as directors of BAM (see “Director Compensation” on page 44 of this Circular).

(d)

Messrs. Carney, Coutu, Flatt, Kingston, Madon and Pollock’s DSUs includes DSUs issued by BN which track the value of a Class A Share, issued pursuant to adjustments made to outstanding equity-based awards of BN (the “Arrangement Adjustments”) in connection with the spin-out of BAM pursuant to a plan of arrangement completed on December 9, 2022 (the “Arrangement”), in their capacity as employees of BN and for Mr. Coutu in his capacity as a director of BN.

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(e)

The Share Ownership Guideline for directors is to hold Class A Shares, DSUs (as defined on page 26 of this Circular) or Restricted Shares (as defined on page 57 of this Circular) with a value equal to two times their annual director’s retainer. See “Director Share and DSU Ownership Requirements” on page 46 of this Circular for further information. The value of two times the annual retainer for each non-management director is $500,000. As of April 18, 2024, the number of shares required to satisfy the non-management director Share Ownership Guideline is 13,014 (calculated by dividing the respective Share Ownership Guideline expressed in dollar value by the price of Class A Shares on the NYSE as at the close of market on April 18, 2024). Messrs. Flatt, Kingston, Madon and Pollock each hold Class A Shares, DSUs or Restricted Shares with a value equal to more than five times their annual base salary (“Base Salary’’). The value of five times the Base Salary for Messrs. Flatt, Kingston, Madon and Pollock is $1.87 million, $3.75 million, $2.78 million and $2.78 million, respectively, converted at the average exchange rate for 2023 of C$1.00 = US$0.7411. As of April 18, 2024, the number of shares required to equal five times the Base Salary for Messrs. Flatt, Kingston, Madon and Pollock is 49,006, 97,605, 72,335 and 72,335, respectively (calculated by dividing the amount that is five times the individual’s Base Salary by the price of Class A Shares on the NYSE as at the close of market on April 18, 2024). See “Share Ownership Guidelines” on page 58 and “Summary Compensation Table” on page 64 of this Circular for further information.

(f)

The figures in this column include (i) the director’s Class A Shares, held directly and indirectly, including under the Restricted Stock Plan; (ii) the director’s pro rata interests in Class A Shares held by PVI (on a consolidated basis); and (iii) the director’s Escrowed Shares (as defined on page 57 of this Circular), which also represent an indirect pro rata interest in Class A Shares. The value of these indirect pro rata interests is impacted by a number of factors, including the terms of their ownership, the capital structure of each company, the value of the Class A Shares held by each company and their net liabilities and preferred share obligations (See “Principal Holders of Voting Shares” on page 7 of this Circular for further information on PVI and “The Escrowed Stock Plan” on page 68 of this Circular for further information on Escrowed Shares).

(g)

Mr. Flatt holds 2,006,843 Class A Shares directly and indirectly that are not in the Partnership as of the date of this Circular, and held 3,461,940 directly and indirectly as of the date of last year’s Circular, which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (f).

(h)

Mr. Kingston holds 194,327 Class A Shares directly and indirectly that are not in the Partnership as of the date of this Circular, and held 311,403 directly and indirectly as of the date of last year’s Circular, which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (f).

(i)

Mr. Madon holds 1,428,528 Class A Shares directly and indirectly that are not in the Partnership as of the date of this Circular, and held 1,571,555 directly and indirectly as of the date of last year’s Circular, which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (f).

(j)

Mr. Pollock holds 1,863,659 Class A Shares directly and indirectly that are not in the Partnership as of the date of this Circular, and held 1,925,268 directly and indirectly as of the date of last year’s Circular, which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (f).

Summary of 2024 Nominees for Director

The following summarizes the qualifications of the 2024 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

All Director Nominees Exhibit:

• High personal and professional integrity and ethics	• A commitment to sustainability and social issues

• A proven record of success	• An inquisitive and objective perspective

• Experience relevant to BAM’s global activities	• An appreciation of the value of good corporate governance

The Board is comprised of 12 directors, which BAM considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of BAM and provide strategic advice to management. BAM reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the chart below.

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Class A Director Nominees	Corporate Strategy and Business Development	Mergers & Acquisitions	Finance and Capital Allocation	Leadership of a Large / Multifaceted Organization	Legal and Regulatory	Risk Management	Sustainability Matters	Climate Expertise	Industry Experience
Marcel R. Coutu	✓	✓	✓	✓			✓		Energy and Power; Natural Resources
Olivia (Liv) Garfield	✓			✓	✓	✓	✓		Government and Public Policy; Manufacturing; Natural Resources; Digital Infrastructure; Energy and Power Infrastructure; Real Estate; Accounting
Nili Gilbert		✓	✓	✓	✓	✓	✓	✓	Healthcare; Infrastructure; Insurance; Manufacturing; Natural Resources; Real Estate; Cyber- Security; Human Resource Management; Marketing; Technology and Business Systems
Allison Kirkby	✓	✓		✓	✓	✓			Technology and Business Systems; Fast Moving Consumer Goods, Retail and Media; Digital Infrastructure
Diana Noble		✓	✓	✓			✓		Government and Public Policy; Energy and Power; Financial Services; Healthcare; Infrastructure
Satish Rai	✓	✓	✓	✓		✓			Energy and Power; Natural Resources; Accounting; Infrastructure; Private Equity; Real Estate; Asset Management

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Class B Director Nominees	Corporate Strategy and Business Development	Mergers & Acquisitions	Finance and Capital Allocation	Leadership of a Large / Multifaceted Organization	Legal and Regulatory	Risk Management	Sustainability Matters	Climate Expertise	Industry Experience
Mark Carney		✓	✓	✓	✓	✓	✓	✓	Infrastructure; Private Equity; Accounting; Human Resource Management; Marketing; Government an Public Policy; Financial Services
Bruce Flatt	✓	✓	✓	✓		✓	✓		Infrastructure; Energy and Power; Real Estate; Private Equity
Brian W. Kingston	✓	✓	✓	✓		✓	✓		Real Estate; Infrastructure; Private Equity; Energy and Power
Keith Johnson		✓	✓	✓		✓			Government and Public Policy; Economic Policy; International Affairs; Energy and Power; Healthcare; Infrastructure; Marketing
Cyrus Madon	✓	✓	✓	✓		✓	✓		Private Equity; Real Estate; Infrastructure; Energy and Power
Samuel J.B. Pollock	✓	✓	✓	✓		✓	✓		Infrastructure; Real Estate; Private Equity; Energy and Power

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2023 Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings and all of their respective committee meetings. Directors may participate by video or teleconference if they are unable to attend in person. The table below shows the number of Board and committee meetings each director attended in 2023. The director nominees standing for re-election attended, on average, approximately 98% of the Board meetings in 2023. The Board and its committees meet in camera without management present at all meetings, including those held by teleconference.

Class A Directors	Independent	Board	Audit Committee	Governance, Nominating and Compensation Committee	All
Marcel R. Coutu(a)	yes	5 of 5	4 of 4	2 of 2	11 of 11	100%
Olivia (Liv) Garfield	yes	5 of 5	—	3 of 3	8 of 8	100%
Nili Gilbert(b)	yes	5 of 5	4 of 4	1 of 1	10 of 10	100%
Allison Kirkby(c)	yes	4 of 4	3 of 3	—	7 of 7	100%
Diana Noble	yes	5 of 5	—	3 of 3	8 of 8	100%
Satish Rai(b)(d)	yes	3 of 3	—	1 of 1	4 of 4	100%

Class B Directors	Independent	Board	Audit Committee	Governance, Nominating and Compensation Committee	All
Mark Carney	no	5 of 5	—	—	5 of 5	100%
Bruce Flatt	no	5 of 5	—	—	5 of 5	100%
Brian W. Kingston	no	5 of 5	—	—	5 of 5	100%
Keith Johnson	yes	5 of 5	4 of 4	—	9 of 9	100%
Cyrus Madon	no	4 of 5	—	—	4 of 5	80%
Samuel J. B. Pollock	no	5 of 5	—	—	5 of 5	100%

(a)	Mr. Coutu stepped down as a member of the Governance, Nominating and Compensation Committee on June 9, 2023.
(b)	Ms. Gilbert and Mr. Rai were appointed members of the Governance, Nominating and Compensation Committee on June 9, 2023.
(c)	Ms. Kirkby was appointed to the Board and as a member of the Audit Committee on February 7, 2023.
(d)	Mr. Rai was appointed to the Board on March 31, 2023.

Mr. Justin B. Beber and Ms. Lori Pearson stepped down from the Board on February 7, 2023 and March 31, 2023, respectively. Prior to stepping down from the Board, Mr. Beber and Ms. Pearson attended all (one and two, respectively) scheduled Board meetings.

2023 Director Voting Results

Below are the results of the vote of holders of Class A Shares for the election of directors at BAM’s Annual and Special Meeting of Shareholders held on June 9, 2023.

Director Nominee	Votes For	%	Votes Withheld	%
Marcel R. Coutu	265,591,130	98.00	5,424,105	2.00
Oliva (Liv) Garfield	244,688,163	90.29	26,327,072	9.71
Nili Gilbert	270,492,593	99.81	522,642	0.19
Allison Kirkby	226,590,586	83.61	44,424,649	16.39
Diana Noble	267,473,237	98.69	3,541,998	1.31
Satish Rai	270,761,740	99.91	253,495	0.09

At that same meeting, the holder of Class B Shares voted all 21,280 Class B Shares for each of the eight directors nominated for election by this shareholder class, namely Messrs. Mark Carney, Bruce Flatt, Brian W. Kingston, Keith Johnson, Cyrus Madon and Samuel J.B. Pollock.

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3.	Appointment of External Auditor

On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte LLP as the external auditor of BAM. Deloitte LLP, including the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), is the principal external auditor of BAM and Brookfield Asset Management ULC. Deloitte has served as the external auditor of BAM since its formation. The appointment of the external auditor must be approved by a majority of the votes cast by holders of Class A Shares who vote in respect of the resolution, and by the holder of Class B Shares, each voting as a separate class.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate audit fees billed to BAM and Brookfield Asset Management ULC for the fiscal year ended December 31, 2023 by Deloitte amounted to approximately $2.6 million.

From time to time, Deloitte also provides consultative and other non-audit services to BAM and Brookfield Asset Management ULC pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte to BAM and Brookfield Asset Management ULC on a consolidated basis for the fiscal years ended December 31, 2023 and December 31, 2022.

$ thousands	2023	2022
Audit	2,620	1,465
Audit-related	—	—
Tax fees	—	—
All other fees	—	—
Total fees	2,620	1,465

Audit fees include fees for services that would normally be provided by the external auditor in connection with our statutory audit of BAM, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters and consents relating to certain documents filed with securities regulatory authorities.

Audit-related fees are for other statutory audits, assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among other things: statutory audits of our subsidiaries, employee benefit plan audits, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax fees are principally for assistance in tax return preparation and tax advisory services. All other fees include fees for certain permissible consulting and advisory services.

The Audit Committee has received representations from Deloitte regarding its independence and has considered the relations described above in arriving at its determination that Deloitte is independent of BAM.

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4.	Advisory Resolution on Approach to Executive Compensation

BAM believes that its compensation objectives and approach to executive compensation strongly align the interests of management with the long-term interests of shareholders. Details of BAM’s approach to executive compensation is disclosed in the “Compensation Discussion and Analysis” beginning on page 47 of this Circular.

BAM has a policy providing that holders of Class A Shares have the opportunity to cast an advisory vote on BAM’s approach to executive compensation on an annual basis. This policy reflects BAM’s ongoing efforts to meet its objectives and ensure a high level of shareholder engagement.

The Board, with Messrs. Carney, Flatt, Kingston, Madon and Pollock abstaining, unanimously recommends that holders of Class A Shares vote in favor of the following advisory resolution (the “Say on Pay Resolution”):

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the holders of Class A Limited Voting Shares accept the approach to executive compensation disclosed in this Circular.

On any ballot that may be called for on the Say on Pay Resolution, the management representatives designated on the form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the Say on Pay Resolution, unless the shareholder has specified in the form of proxy that the shares represented by such proxy are to be voted against the Say on Pay Resolution.

Advisory Vote

The Say on Pay Resolution is an advisory vote and, accordingly, the results are not binding upon the Board. However, the Board and the Governance, Nominating and Compensation Committee of the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions. The Board welcomes comments and questions on BAM’s executive compensation practices. Shareholders who wish to contact the Chair, the Lead Independent Director or other Board members can do so through the Corporate Secretary of BAM.

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PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Governance

BAM is committed to good corporate governance. As such, we aim to continue to strengthen Board and management accountability to maintain public trust in BAM, and promote the long-term interests of BAM and our shareholders.

Corporate Governance		Compensation

•  7 independent director nominees

•  Separate Chair and CEO

•  Lead Independent Director

•  Private sessions of independent directors after each Board and committee meeting

•  Only independent directors on Audit Committee and Governance, Nominating and Compensation Committee

•  Risk oversight by the Board and Audit Committee

•  Oversight of sustainability matters

•  Board and committee self-evaluations

•  Robust Code of Business Conduct and Ethics

•  Board Diversity Policy

•  Directors attended on average approximately 98% of meetings held

Shareholder Rights • Annual election of directors • Majority voting for directors • Cumulative voting for directors • Active shareholder engagement

•  Executive compensation program with emphasis on long-term incentives where rewards are reflective of strong performance over time (described in more detail in the “Compensation Discussion and Analysis” section of this Circular)

•  Director share ownership guidelines requiring directors to hold shares and share units having a value of at least 2 times their annual retainer

•  Independent directors required to take 33.3% of their annual retainer in deferred share units, regardless of existing ownership

•  Share retention policy of at least 5 times annual salary and post-exercise hold period requirements for executives

•  Executives’ incentive awards/equity compensation subject to clawback

•  Anti-hedging, short sale and pledging restrictions

BAM’s comprehensive corporate governance policies and practices are consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators (“CSA”) and the TSX. BAM’s corporate governance practices and policies are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”).

Board of Directors

Mandate of the Board

The Board oversees the management of BAM’s business and affairs directly and through two committees: the Audit Committee and the Governance, Nominating and Compensation Committee (the “GNCC”, each of the Audit Committee and the GNCC, a “Committee” and collectively, the “Committees”). The responsibilities of the Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board. All Board and Committee charters are posted on BAM’s website, https://bam.brookfield.com under “Corporate Governance”. The Board charter is also attached as Appendix A to this Circular.

The Board is responsible for:

•	overseeing BAM’s long-term strategic planning process and reviewing and approving its annual business plan;

•	overseeing management’s approach to managing the key risks facing BAM;

•	safeguarding shareholders’ equity interests through the optimum utilization of BAM’s capital resources;

•	promoting effective corporate governance;

•	overseeing BAM’s sustainability program and related practices;

•	reviewing major strategic initiatives to determine whether management’s proposed actions accord with long-term corporate goals and shareholder objectives;

•	assessing management’s performance against approved business plans;

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•	appointing the Chief Executive Officer (the “CEO”), overseeing the CEO’s selection of other members of senior management and reviewing succession planning; and

•	reviewing and approving the reports issued to shareholders, including annual and interim financial statements.

Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”), which sets out BAM’s expectations for personal and professional competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance, and resignation events. Directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the Board’s regularly scheduled meetings or (ii) if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities, or experience other changes in personal or professional circumstances that could adversely affect BAM or their ability to serve as a director. The Charter of Expectations is reviewed annually and a copy is posted on BAM’s website, https://bam.brookfield.com under “Corporate Governance”.

Meetings of the Board

The agenda for each Board meeting is set by the Chair, in consultation with the CEO, Chief Financial Officer (the “CFO”) and Corporate Secretary, before circulation to the full Board.

The Board meets at least quarterly to review and approve earnings, consider dividend payments and review specific items of business, including transactions and strategic initiatives. The Board holds additional meetings as necessary to consider special business. The Board also meets once a year to review BAM’s annual business plan and long-term strategy.

In 2023, there were five scheduled Board meetings, which included four regular meetings and one annual strategy session held in February 2023.

For 2024, there are five scheduled Board meetings, including four regular meetings and one strategy session.

Meetings of Independent Directors

Private sessions of the independent directors without management and affiliated directors present are held at the end of each regularly scheduled and special Board meeting, as well as at the end of the annual strategy session. Each private session of the Board is chaired by the Lead Independent Director, who reports back to the CEO on any matters requiring action by management. There were four private meetings of independent directors in 2023.

Private sessions of the Committees without management directors present are also held after each committee meeting, chaired by the respective Committee Chair, who reports back to an appropriate executive on any matters requiring action by management.

Independent Directors

The Board has a policy that the Lead Independent Director and at least a majority of its directors are independent in order to ensure that the Board operates independent of management and effectively oversees the conduct of management. BAM obtains information from its directors annually to determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the GNCC, which evaluates director independence based on the guidelines set forth under applicable securities laws.

In this process, the Board conducts an analysis of each director nominee to determine if they are an affiliated director (all director nominees who are also current members of management are, by definition, affiliated directors) or an independent director.

The Chair of the Board is Mr. Carney, who is not an independent director. However, each of the Committees are fully comprised of independent directors and the Board has a Lead Independent Director, Mr. Coutu. In addition, special committees of independent directors may be formed from time to time to review particular matters or transactions. The Board encourages regular and open dialogue between the independent directors and the Chair to discuss matters raised by independent directors.

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The following table shows the directors standing for election at the meeting and whether each nominee will be an Independent(a) or Management(b) director.

Director Nominee	Independent	Management	Reason for Management Status
Olivia (Liv) Garfield	✓
Mark Carney		✓	Mr. Carney is the Head of Transition Investing of BAM
Marcel R. Coutu	✓
Brian W. Kingston		✓	Mr. Kingston is the CEO of Real Estate
Allison Kirkby	✓
Nili Gilbert	✓
Bruce Flatt		✓	Mr. Flatt is the CEO of BAM
Diana Noble	✓
Samuel J.B. Pollock		✓	Mr. Pollock is the CEO of Infrastructure
Cyrus Madon		✓	Mr. Madon is the Executive Chair of Private Equity
Satish Rai	✓
Keith Johnson	✓

(a)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.
(b)	“Management” refers to a director nominee who is a current member of management of BAM.

The Board considers that the seven directors listed as “Independent” above (approximately 58% of the Board) are independent.

Term Limits and Board Renewal

The GNCC leads the effort to identify and recruit candidates to join the Board. In this context, the GNCC’s view is that the Board should reflect a balance between the experience that comes with longevity of service on the Board and the need for renewal and fresh perspectives.

The GNCC does not support a mandatory retirement age, director term limits or other mandatory Board turnover mechanisms because its view is that such policies are overly prescriptive; therefore, BAM does not have term limits or other mechanisms that compel Board turnover. The GNCC does believe that periodically adding new voices to the Board can help BAM adapt to a changing business environment and Board renewal continues to be a priority.

The GNCC reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board (see the “Governance, Nominating and Compensation Committee” section in this Statement of Corporate Governance Practices for further information on BAM’s process to identify candidates for election to the Board). Assuming all director nominees are elected at the meeting, all directors will have joined the Board within the last year and a half.

Board Diversity Policy

BAM is committed to enhancing the diversity of the Board. Our deep roots in many global jurisdictions inform our perspective on diversity and our view that the Board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes (but is not limited to) such factors as diversity based on gender, race and ethnicity, as well as diversity of business expertise and international experience.

To achieve the Board’s diversity goals, it has adopted the following written policy:

•

Board appointments will be based on merit, having due regard for the benefits of diversity on the Board, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director;

•

In the director identification and selection process, diversity on the Board, including the factors referenced above, will influence succession planning and be a key criterion in identifying and nominating new candidates for election to the Board; and

•	The Board has an ongoing gender diversity target of ensuring at least 30% of directors are women.

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The Board reflects a diversity of gender, ethnic and racial backgrounds. Of the 12 directors, four directors self-identify as ethnically diverse and four are women. Therefore, if all of the director nominees are elected at the meeting, 25% of the Board will continue to be ethnically diverse, and 57% of the independent directors and approximately 33% of the entire Board will be women, as shown in the gender metrics table below for the director nominees.

	Women on the Board

Number	Percentage	Minimum Target Percentage	Target Met
4	33%	30%	Met

The GNCC is responsible for implementing the Board diversity policy, monitoring progress towards the achievement of its objectives and recommending to the Board any necessary changes that should be made to the policy.

Director Share Ownership Guidelines

The Charter of Expectations sets forth share ownership requirements of directors, which are in place because BAM believes that directors can better represent shareholders if they have economic exposure to BAM themselves. BAM requires that each director hold Class A Shares, Restricted Shares and/or Deferred Share Units (“DSUs”) having, in the aggregate, a value equal to at least two times the director’s annual retainer fee (“Annual Retainer”), as determined by the Board from time to time. New directors have six years from the date of joining the Board to achieve this minimum economic ownership requirement. All directors are required to take one-third of their Annual Retainer in the form of DSUs.

Director Orientation

BAM’s director orientation program consists of private educational sessions with members of senior management and a comprehensive orientation package. These sessions include information on BAM’s various businesses, its culture, its corporate governance practices, its approach to sustainability matters and risk management, as well as information regarding the Board and Committees framework in place to manage BAM’s affairs and oversee management. Each new director is informed of the expectations that will be placed on them and the commitment they will be asked to make to BAM.

Director Education and Site Visits

BAM provides regular continuing education for directors. Time is set aside at all regularly scheduled Board meetings for presentations on different areas of BAM’s businesses, led by executives responsible for or familiar with these operations. On a rotating basis, directors are provided with an in-depth analysis of a business unit of BAM in order to further educate the directors about BAM and its business activities. Directors also receive presentations on new developments and trends in corporate governance and director fiduciary duties as appropriate.

Director dinners, with select management present, are held before or immediately following all regularly scheduled Board meetings, and director education is provided at these dinners by way of presentations on areas relevant to BAM’s business. These dinners increase director knowledge of various business activities and initiatives. Often more junior executives are invited to Board dinners in order to provide directors with exposure to the next generation of executives and better enable the Board to assess BAM’s bench strength from a succession standpoint.

BAM’s quarterly Board materials include a general market report which incorporates detailed information on developed and emerging economies. As well, throughout the course of the year the directors are privy to a number of educational sessions as part of the Board and Committee meetings.

BAM has undertaken to provide off-site visits for the Board to BAM’s business operations and other relevant destinations in key markets outside of New York and London, where regularly scheduled Board meetings are normally held. These off-site visits will be designed to provide an opportunity for directors to gain direct exposure to BAM’s operations and a more detailed understanding of its asset management operations. Off-site visits also offer directors an opportunity to meet and assess BAM’s regional leadership in these markets.

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Director Commitments

The GNCC monitors the demands placed on each director’s time and attention outside of their service on the Board. This includes, among other things, reviewing the number of other public company boards that a director sits on to ensure that no director has excessive commitments to other public companies that may result in a reduced ability for the director to provide effective oversight as a Board member. In this regard, each director is required to notify the Chair prior to accepting a directorship at another public company.

The view of the GNCC is that a policy limiting the number of other public company boards that a director can sit on is overly prescriptive and would unnecessarily limit our pool of candidate directors. Instead, the GNCC’s philosophy is to consider all outside commitments of a director in context and make a determination whether each director is able to serve effectively on behalf of BAM’s shareholders. The GNCC has determined that all director nominees are able to devote the time and attention required to provide effective oversight as a Board member.

Interlocking Directorships

The GNCC monitors interlocking board and committee memberships among all directors. Board interlocks exist when two directors of one public company sit on the board of another company and committee interlocks exist when two directors sit together on another board and are also members of the same board committee. There are currently no interlocking board or committee memberships among the directors of BAM.

Committees of the Board

The Committees of the Board assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented:

•	Audit Committee; and

•	GNCC.

The responsibilities of these Committees are each set out in written Charters, which are reviewed and approved annually by the Board. The Charter of each Committee, which includes the position description of its respective Committee Chair, can be found on BAM’s website, https://bam.brookfield.com under “Corporate Governance”. It is the Board’s policy that the Committees must consist entirely of independent directors. Special committees may be formed from time to time to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, each Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Audit Committee is responsible for monitoring BAM’s systems and procedures for financial reporting and associated internal controls, and the performance of BAM’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by the full Board and release to the public, such as BAM’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee meets regularly in private session with BAM’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. The Audit Committee met four times in 2023.

In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian securities laws and the Sarbanes-Oxley Act, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from BAM. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of BAM to the Board for a determination as to whether this association affects the independent status of the director.

For so long as BAM is required to provide financial information to its shareholders with respect to Brookfield Asset Management ULC, the Audit Committee will have the right to engage directly with our external and internal auditors and to

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be involved in the preparation of quarterly and annual financial statements and management’s discussion and analysis for Brookfield Asset Management ULC.

As at April 18, 2024, the Audit Committee was comprised of the following four directors: Messrs. Coutu (Chair) and Johnson and Mses. Gilbert and Kirkby. The Board has determined that all of these directors are independent for Audit Committee service and financially literate, and that Mr. Coutu is qualified as a “designated financial expert.” Mr. Coutu has a Master of Business Administration degree and over 26 years of experience in investment banking and corporate finance. He is the former President and CEO of Canadian Oil Sands Limited, and former Chief Financial Officer of Gulf Canada Resources Limted. Ms. Gilbert has a Master of Business Administration degree from Columbia Business School and is a Chartered Financial Analyst (“CFA”) and Chartered Alternative Investments Analyst charterholder. Ms. Gilbert has over 20 years of professional experience in the asset management business and is the chair of the Glasgow Financial Alliance for Net Zero’s Advisory Panel of technical experts, as well as a member of its CEO Principals Group and serves as Chairwoman of the Investment Committees of both the David Rockefeller Fund and the Synergos Institute. Mr. Johnson has a Master of Business Administration degree from the UCLA Anderson School of Management and is a CFA charterholder. Mr. Johnson held several investment and wealth management positions with the Stanford Management Company, Bel Air Investment Advisors and Salomon Smith Barney (acquired by Morgan Stanley). Mr. Johnson is Founding Partner and CEO of Sequoia Heritage, a global, evergreen private investment partnership. Ms. Kirkby holds an Accounting degree from Glasgow Caledonian University and is a Fellow of the Chartered Institute of Management Accountants. Ms. Kirkby has held a number of positions over the past two decades in telecom and digital communications. Ms. Kirkby is the CEO of BT Group.

For more information about the Audit Committee as required by Part 5 of National Instrument 52-110 — Audit Committees (“NI 52-110”), see “Audit Committee Information” on page 34 of BAM’s Annual Information Form for the year ended December 31, 2023 (the “AIF”), which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Governance, Nominating and Compensation Committee

It is the responsibility of the GNCC, in consultation with the Chair, to assess from time to time the size and composition of the Board and its Committees; to review the effectiveness of the Board’s operations and its relations with management; to assess the performance of the Board, its Committees and individual directors; to review BAM’s statement of corporate governance practices and to review and recommend the directors’ compensation. The GNCC met three times in 2023.

The Board has in place a formal procedure for evaluating the performance of the Board, its Committees and individual directors – the GNCC reviews the performance of the Board, its Committees and the contribution of individual directors on an annual basis (see the “Board, Committee and Director Evaluation” section in this Statement of Corporate Governance Practices for further information on the annual director evaluation process).

The GNCC is also responsible for reviewing the credentials of proposed nominees for election or appointment to the Board and for recommending candidates for Board membership, including the candidates proposed to be nominated for election to the Board at the annual meeting of shareholders. To do this, the GNCC maintains an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the Board to ensure that the Board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and Board effectiveness. The GNCC is also responsible for overseeing BAM’s approach to sustainability matters, which includes a review of their sustainability initiatives and any material disclosures regarding sustainability matters.

The GNCC reviews, at least once a year, the composition of the Committees to ensure that Committee membership complies with the relevant governance guidelines, that the workload for independent directors is balanced, and that Committee positions are rotated as appropriate. In doing so, the GNCC consults with the Chair and makes recommendations to the Board, which appoints Committee members.

The GNCC is also responsible for reviewing and reporting to the Board on management resource matters for BAM, including ensuring a diverse pool for succession planning, the job descriptions and annual objectives of senior executives, the form of executive compensation in general, including an assessment of the risks associated with the compensation plans and the levels of compensation of the CEO and other senior executives. Mr. Flatt’s compensation in his capacity as BAM’s CEO is set by the GNCC. The GNCC also reviews the performance of senior management against written objectives and reports thereon. In addition, the GNCC is responsible for reviewing any allegations of workplace misconduct claims that are brought

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to the Committee’s attention through BAM’s ethics hotline, a referral from BAM’s human resources department, or otherwise.

In reviewing BAM’s compensation policies and practices each year, the GNCC will seek to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the company’s risk profile. The GNCC will also seek to ensure BAM and our asset management business’ compensation practices do not encourage excessive risk-taking behavior by the senior management team. The participation in long-term incentive plans is intended to discourage executives from taking excessive risks in order to achieve short-term unsustainable performance.

All members of the GNCC meet the standard director independence test in that they have no relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of their independent judgment. The Board has adopted a heightened test of independence for all members of the GNCC, which entails that the Board has determined that no GNCC member has a relationship with senior management that would impair the member’s ability to make independent judgments about BAM’s executive compensation. This additional independence test complies with the test in the listing standards of the NYSE. Additionally, the GNCC evaluates the independence of any advisor it retains in order to comply with the aforementioned NYSE listing standards.

In addition, on an annual basis, the GNCC reviews and recommends for approval to the Board, a number of BAM’s conduct guidelines and corporate policies, including the Code of Business Conduct and Ethics (the “Code”) and guidelines which apply to BAM’s investment and capital markets activities, including the thresholds and other criteria governing when such activities can be approved by management and when Board approval is required.

As at April 18, 2024, the GNCC was comprised of the following four directors: Mses. Garfield, Gilbert and Noble and Mr. Rai, all of whom are independent directors and were members of the GNCC throughout 2023, except for Ms. Gilbert and Mr. Rai, who each joined the GNCC on June 9, 2023.

Reporting

Each Committee Chair provides a report to the Board following a meeting of their Committee. A Committee’s report to the Board provides a review of the matters that came before the Committee during its meeting, a summary of any decisions that the Committee made, and any other information that the Committee deems relevant. Additionally, as part of the Committee’s report, the Committee will recommend any resolutions that it proposes for adoption by the Board. On an annual basis, each Committee provides a report to shareholders highlighting its work and achievements during the prior year.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, the Committees and individual directors. Each year, a survey is sent to independent directors inviting comments and suggestions on areas for improving the effectiveness of the Board and its Committees. The results of this survey are reviewed by the GNCC, which makes recommendations to the Board as required. Each independent director also receives a self-assessment questionnaire and all directors are required to complete a skill-set evaluation which is used by the GNCC for planning purposes.

The Chair holds private interviews with each non-management director annually to discuss the operations of the Board and its Committees, and to provide any feedback on individual director’s contributions. This interview process also includes a peer review, where each director provides feedback to the Chair on the performance of their colleagues on the Board. The Chair reports on these interviews to the GNCC as a basis for recommending to the Board measures to improve individual director performance and the overall effectiveness of the Board.

Board and Management Responsibilities

Separate Chair and CEO

BAM has a separate Chair and CEO. The Chair is Mr. Carney and the CEO is Mr. Flatt. Since the Board has not appointed an independent Chair, the Board has appointed Mr. Coutu as Lead Independent Director. The Board has adopted written position descriptions for each of the Chair, the Lead Independent Director and CEO, which are summarized below, as well as position descriptions for each Committee Chair. These position descriptions are reviewed annually by the Board and posted on BAM’s website, https://bam.brookfield.com under “Corporate Governance”.

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The Chair manages the business of the Board and ensures that the functions identified in the Board’s Charter are being carried out effectively by the Board and its Committees. In addition, the Chair is responsible for: approving the agenda for each Board meeting after consultation with the CEO, President, CFO, COO and Corporate Secretary; ensuring directors receive the information required to perform their duties; ensuring an appropriate committee structure is in place; providing an evaluation system to assess the performance of the Board as a whole, the Committees and individual directors; and working with the CEO and senior management of BAM in monitoring progress on strategic planning, policy implementation and succession planning.

The Lead Independent Director is generally responsible for facilitating the functioning of the Board independent of management and the non-independent Chair. The responsibilities of the Lead Independent Director include: maintaining and enhancing the quality of corporate governance; coordinating the activities of the other independent directors; consulting and communicating directly with shareholders of BAM and other stakeholders, when appropriate; presiding over all private sessions of BAM’s independent and unaffiliated directors and ensuring that matters raised during these meetings are reviewed with the CEO and Chair and acted upon in a timely fashion; providing leadership to the Board if circumstances arise in which the Chair may be, or may be perceived to be, in conflict, in responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director; and calling meetings of the independent directors, if necessary.

The CEO provides leadership to BAM and, subject to approved policies and direction by the Board, manages the business and affairs of BAM and oversees the execution of its strategic plan. In addition, the CEO is responsible for the following functions: presenting to the Board for approval an annual strategic plan for BAM; presenting to the Board for approval BAM’s capital and operating plans on an ongoing basis; acting as the primary spokesperson for BAM; presenting to the Board for approval an annual assessment of senior management and succession plans; appointing or terminating senior executives of BAM; setting the direction for BAM’s approach to sustainability within its corporate and asset management activities; and, together with the CFO, establishing and maintaining controls and procedures appropriate to ensure the accuracy and integrity of BAM’s financial reporting and public disclosures.

Management’s Relationship to the Board

BAM’s senior management team reports to and is accountable to the Board. Members of management attend Board meetings at the invitation of the Chair, and Committee meetings at the invitation of the respective Committee Chairs.

The information provided by management to directors is critical to Board effectiveness. In addition to the reports presented to the Board and its Committees at meetings, the directors are also kept informed by management on a timely basis of corporate developments and key decisions taken by management in pursuing corporate objectives. The directors annually evaluate the quality, completeness and timeliness of information provided by management to the Board.

Strategic Planning

The Board oversees BAM’s strategy to be a leading global alternative asset manager across renewable power and transition, infrastructure, private equity, real estate, and credit. To facilitate this strategy, BAM develops an annual business plan to ensure the compatibility of shareholder, Board and management views on BAM’s strategic direction and performance targets, and the effective use of shareholder capital. The Board meets once a year at an annual strategy session to review the strategic initiatives and annual business plan submitted by senior management.

At the Board’s annual strategy session, the Board reviews BAM’s business model, which is to grow fee-related earnings and distributable earnings by raising and managing fee-bearing capital in various forms from institutional and public market investors.2 BAM is able to raise capital by creating new investment strategies that help its clients meet their financial objectives and by generating attractive risk-adjusted returns for its clients. In order to deliver strong performance returns on its funds, BAM utilizes its global reach to identify and acquire high quality assets at favorable valuations, finance them prudently, and then seek to enhance the cash flows and values of these assets through established operating business groups. BAM’s strategic plan is designed to achieve attractive long-term total returns for shareholders while minimizing risk and enhancing value across our various stakeholder groups in the best interests of BAM. At the annual strategy session, the Board evaluates the strategic plan and management’s annual accomplishments versus the corporate objectives set forth in the plan.

2 Fee-related earnings, distributable earnings and fee-bearing capital are non-GAAP measures. See the “Cautionary Statement Regarding the Use of Non-GAAP Measures and Forward-Looking Statements” on page 72 of this Circular.

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The Board approves an annual business plan, which guides senior management in the conduct of BAM’s affairs over the ensuing year. Business planning sessions typically occur during the early part of the fourth quarter of each year, where the Board reviews and provides input into management’s business plan for the coming year. Material proposed deviations from the approved annual business plan are reported to and considered by the Board.

Time is spent at each Board meeting discussing BAM’s strategy with management in the context of corporate opportunities and strategic initiatives across the organization. On a quarterly basis, the Board reviews the current global economic climate as applicable to BAM and its business, based on which adjustments to BAM’s strategy may be considered.

Risk Management Oversight

Managing risk is an integral part of the Board’s activities. BAM has established a risk management framework for managing risks across the organization and the Board plays a central role in overseeing a disciplined and focused approach to risk management.

Given the diversification and scope of BAM’s operations, BAM seeks to ensure that risk is managed as close to its source as possible, and by management teams that have direct and ongoing knowledge and expertise in the business or risk area. As such, business specific risks are generally managed at the business unit level, as the risks of each business vary based on its unique nature and operational characteristics. At the same time, BAM utilizes a coordinated approach to risks with the potential to impact the asset management business as a whole, as well as risks that tend to be more pervasive and correlated in their impact across the organization. A coordinated approach is also emphasized where management can bring together specialized knowledge to better manage such risks.

At least quarterly, management reports to the Board and its Committees on developments and progress made on strategies for managing key risks.

The Board has governance oversight for risk management with a focus on the more significant risks facing BAM, and builds upon management’s risk assessment processes. The Board has delegated responsibility for the oversight of specific categories of risks to its Committees as follows:

Audit Committee

Oversees the management of risks related to BAM’s systems and procedures for financial reporting, as well as for associated audit processes (both internal and external). Part of the Audit Committee’s responsibilities is the review and approval of the internal audit plan, which is designed to ensure alignment with risk management activities and organizational priorities.

Governance, Nominating and Compensation Committee

Oversees the management of risks related to BAM’s governance structure and management resource matters, including the effectiveness of Board and Committee activities and potential conflicts of interest, succession planning, executive compensation, and the roles and annual objectives of senior executives, as well as performance against those objectives.

Related Party Transactions

Pursuant to its charter, the GNCC is responsible for reviewing and conducting oversight of all significant related party transactions involving BAM and situations involving a potential conflict of interest, which includes transactions between BAM and an executive officer, director, principal shareholder or their immediate family members. The GNCC is also responsible for ensuring that no related party transaction entered into is inconsistent with the interests of BAM and its shareholders. Where a related party transaction or situation involving a potential conflict of interest is required to be dealt with by an independent special committee pursuant to applicable securities laws, BAM will form such a committee. See “Governance, Nominating and Compensation Committee” on page 28 of this Circular for more information about the GNCC.

Sustainability

Sustainability at Brookfield

Our sustainability strategy is centered on business resilience and value creation for our investors and stakeholders - now and in the future. We manage our investments by combining economic goals with responsible corporate citizenship. This is consistent with our longstanding investment philosophy and experience that conducting business with a long-term perspective

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in a sustainable and ethical manner maximizes value. It also requires operating with robust sustainability principles and practices.

While sustainability principles have long been embedded in how we run our business, we determined to formalize our approach in 2016 when we published Brookfield’s sustainability principles in our global Sustainability Policy. Our Sustainability Policy codifies our longstanding strategy of integrating sustainability considerations into our decision-making and day-to-day asset management activities. This policy is reviewed annually and updated periodically by senior executives at Brookfield, as well as each of Brookfield’s business groups. Our Sustainability Policy outlines our approach and is based on the following guiding principles:

Mitigate the impact of our operations on the environment

•	Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time.

•	Support the goal of reaching net-zero greenhouse gas (“GHG”) emissions by 2050 or sooner.

Strive to ensure the well-being and safety of employees

•	Foster a positive work environment based on respect for human rights, valuing diversity and having zero tolerance for workplace discrimination, violence or harassment.

•	Operate with leading health and safety practices to support the goal of achieving zero serious safety incidents.

Uphold strong governance practices

•	Operate to the highest ethical standards by conducting business activities in accordance with our Code.

•	Maintain strong stakeholder relationships through transparency and active engagement.

Be good corporate citizens

•	Strive to ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.

•	Support philanthropy and volunteerism by our employees.

Sustainability Affiliations and Partnerships

Through our engagement with sustainability frameworks and organizations, we seek to focus sustainability on objectives that contribute to value creation, and we are continuing to enhance our sustainability reporting and protocols in line with evolving best practices. The following are some of the frameworks and organizations with which we are affiliated:

•

Net Zero Asset Managers (“NZAM”) initiative - We have been a signatory to NZAM since 2021 and are committed to supporting the ambition of net-zero GHG emissions by 2050 or sooner, emphasizing our alignment with the Paris Agreement.

•

Task Force on Climate-related Financial Disclosures (“TCFD”) - We have been supporters since 2021 of the TCFD, which aims to guide companies in considering the effects of climate change in business and financial decisions, and we report in alignment with their recommendations.

•

Principles for Responsible Investment (“PRI”) - We have been signatories to the PRI since 2020, which reinforces our longstanding commitment to responsible investment and sustainability best practices.

•

International Financial Reporting Standards (“IFRS”) Sustainability Alliance - We are members of the IFRS Sustainability Alliance, a global program established to develop globally accepted accounting and sustainability disclosures.

•

Sustainable Markets Initiative’s (“SMI”) Asset Manager and Asset Owner (“AMAO”) Task Force - We have been involved with SMI’s AMAO Task Force since 2021. This initiative focuses on scalable ways for institutional investors to allocate capital towards sustainable solutions leveraging expertise from each member firm.

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Sustainability Organization and Governance

Upholding robust sustainability programs throughout our firm, business groups and underlying portfolio companies remains an important priority.

We understand that good governance is essential to sustainable business operations. Oversight of sustainability matters is integrated into Brookfield’s overall governance framework and is aligned with our governance approach. We are committed to upholding strong practices to monitor and oversee our business, including our overall approach to sustainability.

Our Board is focused on maintaining strong corporate governance of our sustainability practices in a manner that prioritizes the interests of our shareholders and other stakeholders. The Board has oversight of our business and affairs, reviews major strategic initiatives, and receives progress reports on the firm’s sustainability initiatives throughout the year.

Our approach to sustainability has sponsorship and oversight from senior leadership within each business group including each group’s CEO and Sustainability Lead, supported by other senior executives of Brookfield, including its Chief Operating Officer (COO) (Governance and Risk Management), Head of Transition Investing (Decarbonization and Investment), Head of Sustainability Management, working in collaboration with Brookfield’s CFO (GHG Reporting and Measurement).

Because sustainability covers a vast range of priorities that are varied in scope, we believe that sustainability initiatives should be overseen by individuals closest to the particular business activity. Functional leads are responsible for developing, implementing and monitoring relevant sustainability factors within their functional area, such as Risk Management and Human Resources. Management teams and committees, such as our Net Zero Steering Committee and Safety Leadership Committee, bring together the required expertise to manage key components of sustainability, ensuring appropriate application and coordination of approaches across our business and functional groups. Supporting our leaders in our business groups and our Management Committees, we have Working Groups, such as the Sustainability Working Group, Net Zero Operational Committee and Sustainability Financial Reporting Working Group, dedicated to specialized areas that develop and coordinate initiatives to advance Brookfield’s sustainability priorities.

Collaboration is a hallmark of our management approach and each of our business groups has appointed a Sustainability Lead who are overseen by and accountable to the business group’s senior leadership, including its CEO. Supported by functional experts across various sustainability-related priorities, this group works collaboratively with our Management Committees and are members of Working Groups to drive sustainability-related initiatives.

Sustainability Integration into the Investment Process

As part of investment due diligence, Brookfield seeks to assess sustainability-related opportunities and risks and factor them into the overall investment decision. This includes leveraging leading industry guidance to identify sustainability factors most likely to materially impact the financial condition or operating performance of companies in a sector. As part of our Sustainability Due Diligence Protocol, Brookfield provides specific guidance to investment teams on assessing climate change, bribery and corruption, cybersecurity, health and safety and human rights and modern slavery risks. Where warranted, Brookfield performs deeper due diligence, working with internal and third-party experts as appropriate.

All investments must be approved by the applicable Investment Committee. Investment teams outline for the Investment Committee the merits of the transaction and the material risks, mitigants and significant opportunities for improvement, including those related to sustainability.

As part of each acquisition3, investment teams create a tailored integration plan that includes, among other things, material sustainability-related matters for review or execution. We believe there is a strong correlation between managing these considerations appropriately and enhancing investment returns.

Consistent with our management approach, it is the responsibility of the management teams within each portfolio company to manage sustainability risks and opportunities through the investment’s lifecycle, supported by the applicable investment team within Brookfield. The combination of local accountability and expertise with Brookfield’s investment and operating experience and insight is important when managing a wide range of asset types across jurisdictions. We leverage these capabilities in collaborating on sustainability initiatives, where appropriate, to drive best practices and assist with any

3 Refers to investments where Brookfield has control and significant influence.

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remediation. Where appropriate, we encourage our portfolio companies to organize training on a variety of sustainability functions for relevant staff.

Management teams regularly report to their respective boards of directors from both financial and operating perspectives, including key performance indicators that incorporate material sustainability factors, such as health and safety, environmental management, compliance with regulatory requirements, and, increasingly, GHG emissions.

For investments where Brookfield has a non-controlling interest (for example, where we are a debt holder or in other circumstances where Brookfield does not have the ability to exercise influence through its contractual rights), Brookfield actively monitors the performance of its investments and, where appropriate, utilizes its stewardship practices to encourage sustainability outcomes that are aligned with Brookfield’s sustainability approach.

When preparing an asset for divestiture, we outline potential value creation deriving from several different factors, including relevant sustainability considerations. Where applicable, we also prepare both qualitative and quantitative data that summarize the sustainability performance of the investment and provide a holistic understanding of how we have managed the investment during the holding period.

Stewardship and Engagement

Stewardship is an important element of our sustainability strategy, and we have defined it in alignment with the PRI. We seek to engage with our portfolio companies and collaborate with industry peers to help inform and improve our sustainability strategies and practices. Though the majority of our investments are in private markets, we will use our Proxy Voting Guidelines, where applicable, and ensure our disclosures address how we incorporate sustainability factors into our investment process. In managing our assets, we utilize our significant influence and investing and operating capabilities in collaborating with our portfolio companies to encourage sound sustainability practices that are essential for resilient businesses, while seeking to create long-term value for our investors and stakeholders. As well, through our ongoing engagement with portfolio companies, we may partner with or support our portfolio companies to facilitate dialogue with external stakeholders with the intent of constructively contributing to the development of industry standards or practices that are aligned with our sustainability principles and opportunities to create value.

Below is a summary of some of the sustainability initiatives that we undertook in 2023.

Environmental

Climate change mitigation and adaptation continues to be a key area of focus for our business. Brookfield believes it can contribute meaningfully to the global economy’s transition to net-zero.

Increased transparency and alignment to the TCFD

Since becoming supporters of the TCFD in 2021, Brookfield has made progress on aligning with the TCFD’s recommended disclosures. We have also implemented a climate risk assessment process to better understand the physical risk and transition risk and opportunity profile across our businesses. We leverage the results of the assessment to identify improvement opportunities in approaching climate change mitigation and adaptation and continue to work to integrate those considerations into Brookfield’s business.

Decarbonization: Supporting the World’s Transition to a Net-Zero Economy

We recognize that the road to a net-zero economy will take time, requiring the alignment of government policy and technological development. We intend to support this goal by contributing operational and investment expertise to execute practical decarbonization strategies that prepare businesses for the future economy. We also consider decarbonization to be an important long-term transition risk mitigation strategy that is complementary to preserving and enhancing value.

We remain focused on our sustainability approach, which, at its core, is aligned with our fiduciary duty to create long-term value for our investors and stakeholders, while managing our businesses responsibly. We will continue to acquire long-life assets and businesses that can generate stable cash flows that grow over time. We believe that with proper management and stewardship, including preparing them for a low-carbon future, these assets will tend to increase in value over time.

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We are focused on developing foundational processes to catalyze decarbonization and will continue to take action across all of our businesses. We are focused on providing support to our businesses through the sharing of best practices and resources, as well as regular and systematic monitoring to understand our progress.

Net Zero Asset Managers initiative

To support the transition to a net-zero carbon economy, Brookfield is a signatory to the Net Zero Asset Managers initiative. NZAM is a group of international asset managers committed to supporting the goal of net-zero GHG emissions by 2050 or sooner.

Following the formalization in 2022 of our interim target commitment, in 2023, and ahead of NZAM’s requirements, we increased our interim target commitment by $54 billion of assets under management. Our updated interim target commitment is to reduce emissions across $201 billion of assets under management by at least 50% from a 2020 base year.

An integral part of Brookfield’s net-zero ambition is the allocation of capital towards climate solutions. Our interim emissions target is comprised of assets across our businesses, including renewable power and transition, infrastructure, private equity, and real estate. In setting our interim target, we focused on investments where:

a.	We have control and therefore sufficient influence over the outcomes;

b.	We could identify and implement actionable initiatives in the near term; and

c.	We assessed it to be value accretive to do so over the life of the investment.

Our intention is to increase the proportion of assets to be managed in line with net-zero annually or as frequently as possible, consistent with our ambition to reach 100% over time. Our net-zero interim target includes Scope 1 and 2 emissions of Brookfield’s portfolio companies.

To support our progress towards achieving our net-zero ambition, our focus over the past year has been on building teams and devoting additional resources to facilitate the development of credible decarbonization plans across our assets under management. In undertaking this work, we will focus our net-zero efforts on investments where we have the best opportunity to achieve meaningful outcomes.

In addition to the work that we are undertaking with our existing assets, two years ago we launched the Brookfield Global Transition Fund I, the first in a series of transition-focused funds for our transition strategy that is dedicated to accelerating the transition to a net-zero economy by catalyzing businesses onto net-zero pathways aligned with the goals of the Paris Agreement. Brookfield Global Transition Fund II, launched in 2023, will follow the strategy of its predecessor fund, and invest in developing new clean energy capacity, scaling sustainable solutions and providing capital for transforming businesses in carbon-intensive sectors. At COP28, Brookfield and Altérra, announced the creation of a multi-billion dollar Catalytic Transition Fund (“CTF”). CTF will have a differentiated and focused mandate, deploying capital exclusively in emerging and developing markets, with a dedicated focus on supporting energy transition, industrial decarbonization, sustainable living and climate technologies. In addition to driving impact through transition investing, including supporting the growth of significant new clean energy capacity, we are one of the world’s largest owners and operators of renewable power globally.

Water, Waste & Biodiversity

Reducing the impact of our water consumption and waste generation helps build efficient systems, business resiliency and contributes to a sustainable future. We seek to utilize best practices to efficiently monitor water usage and for certain portfolio companies, manage performance, with the objective to seek opportunities for water consumption reduction. In addition, we adhere to all applicable local and regional waste regulations and track waste and recycling metrics. Encouraging conservation of biodiversity is an important component in achieving our net-zero goals and managing physical risks as we strive to protect biodiversity and ecosystems near our businesses.

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Social

Culture Matters: Human Capital Development

Our people are our most important asset. Brookfield invests in its people and prepares them for future leadership. Everything Brookfield does, from its dealings with clients to the interactions among its employees and executives, is governed by a sense of fairness. This has been critical to the success of the partnership in building relationships that are long-lasting and mutually rewarding. Brookfield’s firmwide culture is defined by mutual respect, teamwork and passion, and revolves around our core values:

•

Collaboration: Leadership works side by side with colleagues throughout the organization and is committed to achieving shared success. One of the key attributes that Brookfield screens carefully for in new hires is their aptitude to collaborate with others. The firm wants people to share information across groups and take an interest in all of our businesses, not just the one they happen to work for at the moment. Brookfield does not hire people solely for a specific job. Instead, we hire for the potential of all the future positions they might hold and that will contribute to the larger success of the firm. Brookfield actively seeks people who want to learn, grow, and develop—and demonstrate a willingness to be stretched outside their comfort zone.

•

Entrepreneurship: Our flat organization is results-oriented—responsibility is earned based on initiative and hard work, rather than job title—and decisions are made close to the action. This idea is not uncommon, but Brookfield has encouraged its entrepreneurial spirit throughout its growth over several decades. Brookfield seeks employees who have a passion not only for what they do but also for what the firm does. The shared values of ownership extend beyond helping the firm succeed or generate more revenue. It means caring about the little things as well, such as being prudent with firm resources (thinking like owners) and treating everyone with respect.

•

Discipline: Our team shares an awareness of, and commitment to, our goal of generating superior long-term returns for investors. Discipline also requires that each person is expected to have a realistic understanding of their own abilities. Brookfield expects employees to understand their strengths, recognize their weaknesses, be willing to stretch outside their comfort zones, and be willing to ask for help when necessary.

These three attributes—collaboration, entrepreneurship, and discipline—form the foundation of Brookfield. By hiring talented people and giving them opportunities to move among different businesses, we have been able to build our expertise into a broad ecosystem that facilitates very effective collaboration across different areas and geographies as needed. Among other things, this ecosystem enables teams to draw on sound data and expertise to identify emergent themes—informing their investment process and providing actionable intelligence for the benefit of our investors.

Employee Composition

Building a diverse and inclusive work environment reinforces our culture of collaboration and strengthens our ability to develop and promote all of our people to their potential. Our approach to diversity and inclusion is deliberate and integrated into our human capital development processes and initiatives. Our initial focus on gender diversity led to a significant increase in female representation at the senior levels of the organization. Over the past few years, we have commenced applying the same disciplined human capital processes and development activities to foster more ethnic diversity and are immediately seeing the results of these efforts. Brookfield has established a global process for employees to self-identify their ethnicity. This information assists Brookfield in identifying specific areas of focus related to increasing ethnic diversity. These results demonstrate Brookfield’s current state of diversity as at April 1, 2024:

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Global Ethnic Diversity Metrics
White	48%

Asian	32%

Black	5%

Hispanic	3%

Two or More Races	6%

Did Not Respond or Declined to Self-Identify	6%

Some of our more impactful initiatives are centered around how we hire, our succession process and how we engage our people. We are involved with several organizations to promote diverse representation in our talent pool, including summer interns and MBA Associates. Our succession process includes identifying a diverse slate of candidates and focuses on the development of early career candidates through stretch roles and exposure. We support a number of Employee Resource Groups organized by employees around shared interests, characteristics or experiences.

Occupational Health and Safety

Managing health and safety risk is an integral part of the management of our business. Our goal is to have zero serious safety incidents. We have implemented a health and safety governance initiative to propagate a strong health and safety culture, encourage the sharing of best practices, support the continuous improvement of safety performance and help eliminate serious safety incidents. The initiative is overseen by the Safety Leadership Committee, which comprises senior operations executives from across our business groups and regions, and reports on health and safety trends and key initiatives, which are provided to the Board as part of the quarterly operational risk update. Portfolio company management is responsible for ensuring that their company’s health and safety policies and systems are developed, operationalized, and reviewed regularly to address their specific risk areas. Portfolio company CEOs report to their respective board of directors on safety performance, incidents, and the status of improvement initiatives.

Human Rights and Modern Slavery

In relation to human rights, we seek to act in a way that aligns with the Organization for Economic Co-operation and Development Guidelines for Multinational Enterprises and the United Nations Guiding Principles on Business and Human Rights. We are committed to conducting our business in an ethical and responsible manner, including by carrying out our activities in a manner that respects fundamental human rights and supports the prevention of human rights violations within our business. We strive to embed this into our core business activities, including training, communications, contracts and due diligence processes set out in our Human Rights and Anti-Modern Slavery Policy (“Human Rights Policy”), Sustainability Due Diligence Protocol and Vendor Management Program.

Integrity, fairness and respect are hallmarks of our culture, including by carrying out our activities by respecting fundamental human rights and our efforts to identify and prevent human rights violations within our business and supply chain. We are committed to maintaining a workplace free of discrimination, violence and harassment and we expect our staff to act in a way which promotes a positive working environment. Our Human Rights Policy aims to codify our approach to minimizing the risk of modern slavery within our business and supply chain. We also have specific tools and processes aimed at identifying human rights and modern slavery as part of due diligence for new investments and which include risk assessments, remedies, training and governance.

In addition, our Human Rights Policy consolidates the relevant commitments set out in the Code, Sustainability Policy, financial crimes policies, and the Whistleblowing Policy. We also have several additional policies and procedures that provide guidance on the identification of human rights and modern slavery risks and the steps to be taken to mitigate these risks. These include our Vendor Code of Conduct, Anti-Money Laundering and Trade Sanctions Policy and Positive Work Environment Policy. We are cognizant of the fact that the risks of human rights, modern slavery and human trafficking are complex and evolving, and we will continue to work on addressing them.

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Governance

Strong governance is essential to sustainable business operations, and we aim to conduct our business according to high ethical and legal standards.

Sustainability Regulation and Frameworks

Our governance practices are the foundation upon which we operate our business. We continue to adapt and enhance our policies to meet evolving standards and regulations in our industry, including legislation, guidelines and practices in all jurisdictions in which we operate.

We seek to continuously improve and refine our processes by actively participating in the development and implementation of new industry standards and best practices.

Data Privacy and Cybersecurity

Data privacy and cybersecurity remain key sustainability focus areas. Brookfield undertook initiatives to further enhance our data protection and threat-intelligence capabilities, and Brookfield worked on improving our processes for third-party risk management. In 2023, Brookfield reviews and updates our cybersecurity program annually and conducts regular external-party assessments of our program maturity based on the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework. In addition to continued mandatory cybersecurity education for all employees, Brookfield enhanced our phishing simulations to include more advanced simulations and social engineering.

Communication and Disclosure Policies

BAM has a disclosure policy (the “Disclosure Policy”) that summarizes its policies and practices regarding public disclosures of information to investors, analysts and the media. The Disclosure Policy ensures that BAM’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure Policy is reviewed annually by the Board and is posted on BAM’s website, https://bam.brookfield.com under “Corporate Governance”.

BAM keeps its shareholders informed of progress and developments through a comprehensive annual report, quarterly interim reports and periodic news releases. BAM’s website provides summary information and ready access to its published reports, news releases, statutory filings and supplementary information provided to analysts and investors. BAM may, subject to applicable securities laws, disseminate important information exclusively via its website and shareholders and others should consult the website to access this information regarding BAM and its affairs.

Management and shareholders participate virtually at the annual meeting of shareholders and in person at the annual investor day in New York (“Investor Day”), and management is available to respond to questions at these events. At Investor Day, management makes presentations to shareholders, investors and analysts on our recent performance, our plans for the future and our prospects. Shareholders who wish to contact the Chair or other Board members can do so through the Corporate Secretary of BAM by phone at 1-866-989-0311 or by email at bam.enquiries@brookfield.com.

BAM also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investors and investment analysts and hosts quarterly conference calls by webcast to discuss BAM’s financial results, with a transcript of these calls posted on BAM’s website. Management ensures that the media are kept informed of developments on a timely basis and have an opportunity to meet and discuss these developments with BAM’s designated spokespersons.

Code of Business Conduct and Ethics

BAM’s policy is that all its activities be conducted with honesty and integrity and in compliance with all applicable legal and regulatory requirements. To that end, BAM maintains the Code and a Positive Work Environment Policy, which is incorporated into the Code. Together, these policies set out the guidelines and principles for how directors and employees should conduct themselves as members of the BAM team. Preserving our corporate culture is vital to the organization and following the Code, including our Positive Work Environment Policy, is a critical component of achieving this.

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All directors, officers and employees of BAM are required to provide a written acknowledgment upon joining that they are familiar with and will comply with the Code. All directors, officers and employees of BAM are required to provide this same acknowledgment annually. The Board annually reviews the Code to consider whether to approve changes in BAM’s standards and practices. Compliance with the Code is monitored by the Board through the Audit Committee, which receives regular reports on any non-compliance issues from BAM’s internal auditors.

The Code is available on BAM’s website, https://bam.brookfield.com under “Corporate Governance” and has been filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

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Report of the Audit Committee

The following is a summary of the Audit Committee’s work during 2023, in accordance with its Charter:

Financial Reporting

✓  Reviewed the annual and interim financial statements, external auditor’s reports, management’s discussion and analysis, supplemental information, financial news releases, officer certifications and all other disclosure documents containing material audited or unaudited financial information for BAM and Brookfield Asset Management ULC, as applicable.

✓  Reviewed reports related to, and monitored the effectiveness of, disclosure controls, systems and procedures and internal controls over financial statements and reporting

✓  Received presentations from management on areas relevant to the Audit Committee’s oversight of financial reporting and the role of the Audit Committee in reviewing consolidated financial information of BAM and Brookfield Asset Management ULC

✓  Remained responsible for the review of reports related to any allegations of financial reporting fraud or misconduct reported through BAM’s ethics hotline or otherwise, including those reported by employees of wholly owned or controlled operating businesses

External Auditor

✓  Recommended the firm of chartered accountants to be nominated for appointment as the external auditor by BAM’s shareholders

✓  Evaluated the external auditor’s performance and monitored the quality and effectiveness of the relationship among the external auditor, management and the Audit Committee

✓  Reviewed and approved proposed external audit engagement and fees for the year

✓  Monitored the independence of the external auditor and received the external auditor’s report on its independence

✓  Reviewed the planned scope of the audit, the areas of special emphasis and the materiality thresholds proposed to be employed

✓  Approved the Audit Policy governing the pre-approval of audit and non-audit services provided by the external auditor to BAM, Brookfield Asset Management ULC and their subsidiaries and the ratification of services delivered

✓  Reviewed reports from the external auditor on internal control issues identified in the course of its audit and attestation activities

✓  Met with the external auditor in private sessions after each Audit Committee meeting without management present

Internal Auditors

✓  Reviewed the quarterly activities and reports of the internal auditors, including completed audits, follow-up plans for outstanding matters raised and other priorities

✓  Received a report of BAM’s plan to comply with the provisions of the Sarbanes- Oxley Act

✓  Reviewed the performance of the internal auditors

✓  Reviewed and approved the internal auditors’ audit plan

✓  Met independently with the internal auditors

Financial Literacy of Audit Committee Members

✓  Assessed the financial literacy of each Audit Committee member

MANDATE

The Audit Committee oversees BAM’s financial reporting and disclosure, and compliance with applicable laws and regulations governing financial reporting and disclosure.

The Audit Committee Charter and the Audit Committee Chair’s position description are available at https://bam.brookfield.com under “Corporate Governance.”

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Other Duties and Responsibilities

✓  Reviewed and approved the Charter of the Audit Committee and the internal auditors

✓  Reviewed and approved the Report of the Audit Committee included in this Circular

✓  Reviewed the Audit Committee’s annual work program

✓  Monitored the governance and control activities of BAM related to the responsibilities of the Audit Committee

✓  Reviewed and approved the company’s quarterly valuation analysis in respect of the United States Investment Company Act of 1940

✓  Reviewed senior management’s expenses

✓  Monitored the quality of BAM’s finance function and its alignment with the scale and breadth of BAM’s business

✓  Met privately as an Audit Committee after every meeting

MEMBERSHIP	Marcel R. Coutu, Chair
Nili Gilbert
Keith Johnson
Allison Kirkby
FINANCIAL	All members are “financially literate” as required by the CSA and Mr. Coutu is a “designated financial
LITERACY	expert”.
INDEPENDENCE	All members meet Board-approved independence standards which are derived from the CSA corporate governance guidelines.

For more information about the Audit Committee as required by Part 5 of NI 52-110, see the “Audit Committee Information” section on pages 34 to 35 of the AIF, which is available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar.

Auditor’s Fees

See page 21 of this Circular for a description of the fees that Deloitte received for services rendered during the year ended December 31, 2023.

The Audit Committee met four times in 2023. In addition, the Chair of the Audit Committee met regularly with the external auditor, the internal auditors and management.

This report has been adopted and approved by the Audit Committee:

Marcel R. Coutu, Chair; Nili Gilbert; Keith Johnson; Allison Kirkby

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Report of the Governance, Nominating and Compensation Committee

The following is a summary of the GNCC’s work during 2023, in accordance with its Charter:

Composition and Performance of the Board and its Committees

(i) Director Nominations

✓  Reviewed the size, composition and diversity of the Board and its Committees

✓  Reviewed the competencies and skills represented on the Board and the skills required of directors and the Board as a whole

✓  Approved six Class A Share director nominees and six Class B Share director nominees for election by the shareholders at the 2023 meeting of shareholders and recommended them to the Board

(ii) Evaluation of the Board, its Committees and Individual Directors

✓  Reviewed the process for evaluating the performance of the Board and the individual directors

✓  Reviewed and approved the current director appointments to the Committees

Director Compensation

✓  Reviewed compensation paid to the independent directors

Corporate Governance

✓  Set the Board Work Plan for 2023

✓  Evaluated and recommended enhancements to BAM’s governance practices

✓  Determined the executive officers of BAM

✓  Reviewed, evaluated, and recommended for approval BAM’s Code of Business Conduct and Ethics, Clawback Policy, Disclosure Policy, Personal Trading Policy, Majority Voting Policy, Board and Committee Charters, the Board Position Descriptions and the Charter of Director Expectations

Sustainability Matters

✓  Oversaw BAM’s approach to sustainability matters within its corporate and asset management activities, and reviewed and approved the Committee’s Sustainability Work Plan

✓  Updated the Board on sustainability matter as necessary

✓  Monitored developments of international trends and best practices in corporate disclosure of sustainability matters

✓  Reviewed and assessed BAM’s corporate responsibility strategy for sustainability matters and related reporting

Succession Planning

✓  Reviewed and assessed BAM’s management resource planning program

✓  Reviewed and assessed senior executive performance

✓  Assessed senior executive succession candidates

✓  Reviewed BAM’s diversity and high-potential executive development initiatives

✓  Reviewed BAM’s diversity and inclusion strategy, initiatives and progress

Executive Compensation Philosophy

✓  Reviewed BAM’s compensation philosophy

✓  Reviewed BAM’s compensation policies related to alignment of interests between its executives and the shareholders

✓  Assessed the alignment of interests of senior management through equity ownership with the creation of shareholder value over the long-term

✓  Assessed the risks associated with BAM’s compensation approach, policies and practices

Appointment and Compensation of Senior Management

✓  Reviewed and approved the compensation of senior management

✓  Evaluated the Annual Management Incentive Plan and Long-Term Share Ownership Plans and reviewed the value outstanding in these plans

✓  Reviewed and approved the (i) Annual Management Incentive Plan awards and (ii) Long-Term Share Ownership Plan awards, and reviewed the future value of payouts related to share ownership awards made to senior management assuming various performance scenarios

MANDATE

The GNCC oversees BAM’s approach to corporate governance.

The Governance Committee Charter and the Governance Committee Chair’s position description are available at https://bam.brookfield.com under “Corporate Governance.”

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CEO Performance, Evaluation and Compensation ✓ Evaluated the CEO’s performance ✓ Reviewed and approved the compensation of the CEO ✓ Reviewed the priorities for the CEO

MEMBERSHIP	Olivia (Liv) Garfield, Chair
Nili Gilbert
Diana Noble
Satish Rai

The Board has restricted the criteria for membership in the GNCC by requiring that not more than one-
third of its members are chief executive officers of any publicly traded entity.
INDEPENDENCE	All members meet Board-approved independence standards which are derived from the CSA corporate governance guidelines.

The GNCC met three times in 2023.

This report has been adopted and approved by the members of the Governance Committee:

Olivia (Liv) Garfield, Chair; Nili Gilbert; Diana Noble; Satish Rai

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PART FOUR – DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Director Compensation

Compensation Elements

The compensation program of the Board for the 2023 fiscal year was as follows (in U.S. dollars):

Compensation Elements	Amount	Comments

Director Retainer	$250,000

Lead Independent Director Retainer	—	No additional compensation is received by the director serving in the capacity of Lead Independent Director.

Audit Committee Chair Retainer	$35,000

GNCC Chair Retainer	$15,000

Audit Committee Member Retainer (Non-Chair)	$10,000

Travel stipend – for non-residents of the Toronto and New York City areas	$15,000

This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings, and is in addition to reimbursement for travel and other out-of-pocket expenses.

Members of management who serve as directors of BAM do not receive any compensation in their capacity as directors.

The GNCC annually reviews the compensation paid to the non-management directors, taking into account the complexity of BAM’s operations, the risks and responsibilities involved in being a director of BAM, the requirement to participate in regularly scheduled and special Board meetings, expected participation on Committees and the compensation paid to directors of comparable companies.

In 2023, the directors, excluding Messrs. Beber, Carney, Flatt, Kingston, Madon and Pollock and Ms. Pearson, collectively received annual director compensation having a total value of $1,842,500, excluding all other compensation unrelated to Board membership. Directors’ compensation was comprised of cash and other compensation of $491,350 and DSUs of BAM valued at $1,351,150, which represented approximately 27% and 73%, respectively, of total compensation paid to these directors during 2023.

Other than cash and DSU compensation set forth in the prior paragraph, no other compensation was paid to non-management directors in relation to their Board membership.

2023 Director Compensation

The following table sets out compensation received during 2023 by BAM’s directors(a) (in U.S. dollars):

Name	Board Position	Fees Earned in Cash ($)	Share-Based Award (DSUs) ($)(b)	All Other Compensation ($)	Compensation Total ($)(c)
Marcel R. Coutu	Lead Independent Director and Audit Committee Chair	—	300,000	—	300,000

Olivia (Liv) Garfield	Chair of the GNCC	—	280,000	—	280,000

Nili Gilbert		130,000	130,000	—	260,000

Keith Johnson		—	275,000	—	275,000

Allison Kirkby		184,021	90,979	—	275,000

Diana Noble		177,329	87,671	—	265,000

Satish Rai		—	187,500	—	187,500

Total		491,350	1,351,150	—	1,842,500

(a)

Messrs. Beber, Carney, Flatt, Kingston, Madon and Pollock and Ms. Pearson did not receive any compensation in their capacity as directors of BAM. For Messrs. Flatt, Kingston, Madon and Pollock’s compensation as Named Executive Officers (as defined in this Circular), see pages 63 to 66 of this Circular.

(b)	The value of each DSU is equal to the closing price of a Class A Share on the NYSE on the grant date of the DSU.
(c)	Includes annual travel stipend to eligible directors of $15,000.

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Directors are also reimbursed for travel and other out-of-pocket expenses incurred to attend Board or Committee meetings. During 2023, the directors, excluding Messrs. Beber, Carney, Flatt, Kingston, Madon and Pollock and Ms. Pearson, received an aggregate of $412,683 for reimbursement of such expenses.

The following tables set out information relating to options and other share-based awards granted to directors, excluding Messrs. Flatt, Kingston, Madon and Pollock, whose awards relate to their roles as employees of BAM and is disclosed under “Compensation of Named Executive Officers” beginning on page 63 of this Circular.

Outstanding Share-Based Awards as at December 31, 2023 (Named Executive Officer directors excluded)

The following table shows the number and market value of vested DSUs held by the BAM directors at December 31, 2023.

	Share-Based Awards Deferred Share Units (DSUs)

Name	Number of Vested DSUs (#)	Market Value of Vested DSUs ($)(a)(b)

Mark Carney(b)(c)	24,580	987,375

Marcel R. Coutu	37,124	1,491,276

Olivia (Liv) Garfield	8,943	359,257

Nili Gilbert	4,168	167,432

Keith Johnson	8,817	354,183

Allison Kirkby	2,396	96,239

Diana Noble	2,813	113,002

Satish Rai	5,395	216,704

(a)

The market value is based on the closing price of a Class A Share on the TSX on December 29, 2023 of $40.16 (C$53.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7547) and $40.17 on the NYSE as applicable.

(b)	Mr. Carney’s DSUs were issued in his capacity as an employee.
(c)	Mr. Carney has 16,387 unvested DSUs as at December 31, 2023.

Outstanding Options as at December 31, 2023 (Named Executive Officer directors excluded)

The following table shows the number and market value of unexercised options held by the BAM directors at December 31, 2023.

		Options
Name	Number of Securities Underlying Unexercised Option (#)	Option Exercise Price ($)	Option Expiration Date	Market Value of Unexercised Options at December 31, 2023(b) ($)
Mark Carney(a)	75,000	31.46	February 21, 2031	653,445
	3,441	41.24	February 17, 2032	—
	15,308	41.24	February 17, 2032	—
	4,236	35.13	February 15, 2033	21,356
	205,064	35.13	February 15, 2033	1,033,830
Total	303,049			1,708,631

(a)	Mr. Carney’s Options were granted in his capacity as an employee.
(b)

The market value of the options is the amount by which the closing price of the Class A Shares on December 29, 2023 exceeded the exercise price of the options. All values are calculated using the closing price of the Class A Shares on December 29, 2023 on the TSX and on the NYSE, as applicable. The closing price of the Class A Shares on the TSX on December 29, 2023 was $40.16 (C$53.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7547) and on the NYSE was $40.17.

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Equity Ownership of Directors

Director Share and DSU Ownership Requirements

The Board believes that its directors can better represent BAM’s shareholders if they have an alignment of economic interest. Accordingly, directors are required to hold Class A Shares, DSUs and/or Restricted Shares of BAM having a value of at least two times their aggregate annual retainer (the “Director Share Ownership Guidelines”). This minimum ownership requirement is currently $500,000 for non-management directors. A director must achieve this minimum ownership requirement within six years of joining the Board.

All independent directors are required to receive at least 33.3% of their Annual Retainer in DSUs (see “Long-Term Share Ownership Plans” on pages 56 to 57 of this Circular). Subject to these requirements, all non-management directors have the option of electing to receive their Annual Retainer in DSUs or cash.

Anti-Hedging Policy

In order to maintain the alignment of interests between BAM and its directors, BAM generally prohibits all directors, including management and affiliated directors, from using derivatives or other financial instruments to retain legal ownership of their shares or share units in BAM while reducing their exposure to changes in BAM’s share price. Moreover, a director may not hold a short position in any security of BAM or its affiliates, either by way of a short sale or by utilizing derivatives. This allows shareholders to determine a director’s true economic exposure to BAM’s equity. Under limited circumstances, a director may be permitted to enter into a transaction that has the effect of hedging the economic value of any direct or indirect interests held by the such director, but only to the extent that the transaction (i) is executed and disclosed in full compliance with all applicable rules and regulations; (ii) has been approved by the CEO, President or the CFO and, if appropriate, the GNCC; and (iii) is in respect of interests directly or indirectly held by such director in excess of the interests that such director is required to hold under the Director Share Ownership Guidelines. To date, no director has hedged the economic value of their direct or indirect interests in BAM.

Equity Ownership of Directors

The following table sets out the total number of Class A Shares, DSUs and pro rata interest in Class A Shares held by the 12 proposed nominees for election to the Board at the meeting. See pages 11 to 16 of this Circular for information on the individual equity ownership of the director nominees and also ownership of the Partnership as described on page 7.

Holdings As at April 18, 2024	Class A Shares(a) (#)	DSUs (#)	Total Class A Shares, Pro Rata Interest in Class A Share (#)
Total	29,726,603	1,388,246	31,114,849

(a)

Includes (i) the directors’ pro rata interests in Class A Shares held by PVI (on a consolidated basis) and (ii) the directors’ Escrowed Shares, which also represent an indirect pro rata interest in Class A Shares. The value of these indirect pro rata interests is impacted by a number of factors including the terms of their ownership, the capital structure of each company, the value of the Class A Shares held by each company and their net liabilities and preferred share obligations.

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PART FIVE – COMPENSATION DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

PART FIVE	COMPENSATION DISCUSSION AND ANALYSIS	47

	Compensation Discussion and Analysis Overview	47

	Compensation Approach	48

	Overview of the Business in 2023	49

	Governance, Nominating and Compensation Committee Governance	50

	Key Elements of Compensation	53

	Key Policies and Practices to Support Alignment	57

	2023 Compensation Decisions	60

	Chief Executive Officer Ownership Interests in BAM	62

	Compensation of Named Executive Officers	63

Compensation Discussion and Analysis Overview

Brookfield’s investment approach is to acquire high quality assets and businesses that are reasonably valued and actively utilize the breadth of our operating experience to enhance the value of what we buy. Once we have optimized the earning profile and the investment has been de-risked, we seek to sell the business opportunistically to realize maximum risk-adjusted returns. Our goal is to create long-term sustainable growth in fee-related earnings and carried interest flow from our alternative investment business that increases long-term shareholder value. We believe that the price of the Class A Shares over the long-term is the most relevant and appropriate measure of whether we have achieved this goal.

Successfully executing on this investment approach requires a management team with a long-term focus on running the business, predicated on collaborative relationships, the discipline to follow our investment strategy in good and more difficult times, and the entrepreneurship to focus on the long-term. In furtherance of our investment approach, we employ a talent management strategy designed to (i) attract people who embrace this long-term focus and demonstrate our values of collaboration, discipline, and entrepreneurship, and (ii) ensure we develop and retain them. The policies and practices we adopt to do this are deliberate. We follow them because they have demonstrably supported, and we believe will continue to support, our long-term approach to running the business.

The primary objectives of our talent management strategy are to:

•	Attract and retain highly qualified and motivated executives who have confidence in, and are committed to, BAM’s overall business strategy to create shareholder value over the long-term;

•	Emphasize long-term decision-making with a focus on capital preservation and achievement of attractive risk-adjusted returns;

•	Encourage collaboration across the organization to ensure we harness the power of the breadth of our platform;

•	Reward consistent, long-term performance aligned with the interests and expectations of our investors; and

•	Be transparent to the employees and the shareholders of BAM.

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Compensation Approach

A critical component of our talent management strategy is our approach to compensation. Our decades of experience has taught us that the approach we take to compensation is essential to executing our long-term business plan. Some highlights of our approach to compensation include:

•  Alignment of pay with appreciation in our Class A Share price over the long-term

•  Compensation programs that reward behaviors that align with long-term value creation

•  Long-term incentives that are competitive with our industry in form and level allowing for the attraction of top talent

•  Pay mix heavily weighted to long-term incentives

•  Five-year vesting period for all long-term incentive awards and mandatory hold period upon vest for executive officers

BAM’s compensation arrangements align management’s interests with those of BAM’s shareholders.

Management, executive officers and directors of BAM hold direct, indirect and economic interests representing over 100 million Class A Shares and share equivalents of BAM

•  Departing executives forfeit unvested awards

•  Clawback policy triggered by detrimental conduct or accounting misstatement

•  Minimum share ownership requirements for executive officers

•  Say on Pay advisory vote on executive compensation programs

Our emphasis on equity compensation, which has long-term vesting and retention requirements, ensures that our executives make decisions and take risks in a manner that aligns with the long-term interests of shareholders. Executives in dedicated fund management groups in most cases have compensation arrangements that also include a component more directly linked to the long-term performance of the fund being managed. The value created for the fund’s investors directly relates to the payments made under such plans and this value, in turn, benefits BAM. The timing of these payments to executives who are dedicated to a fund are delayed until the fund’s performance is substantially realized and risk outcomes are determined, ensuring that the principles of rewarding risk management and value creation over the long-term are consistent across each of our businesses. Unless specifically noted otherwise, the remainder of the discussion in this report focuses on the Named Executive Officers (as defined on page 50 of this Circular) but also pertains to executives of BAM who have corporate responsibilities.

Compensation Arrangements Create Alignment of Interests between Shareholders and Management

While the goals of our compensation arrangements are similar to the goals expressed by many companies, the policies and practices we use to achieve these goals differ in certain respects from market convention. Our compensation policies and practices have been shaped to align our executives with our goal of creating exceptional value for our shareholders with a focus on long-term stewardship of the business. More specifically, our compensation programs consistently focus on the long term:

•

All executives receive a significant portion of their compensation in the form of equity which vests for a minimum of a 5-year period in arrears. As individuals progress in seniority, more of their compensation is in the form of long-term awards. The Named Executive Officers, in aggregate, have on average received approximately 79% of their 2023 annual compensation in the form of long-term awards.

•

Cash bonuses represent a relatively modest proportion of each Named Executive Officer’s total average annual compensation. Further, Named Executive Officers are eligible to elect to receive their cash bonuses in the form of long-term incentives.

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•

Our Option and Escrowed Share awards have a 10-year life and reward executives for share price appreciation over the period. We expect executive officers to hold these equity-based awards for several years; moreover, upon exercise and/or exchange, many of our executive officers retain the majority of the net proceeds in the form of Class A Shares.[4]

•

Executive officers are required to hold a minimum of five times their salary in BAM equity and all executive officers meet and, in most cases, far exceed this requirement. This high share ownership further demonstrates management’s strong alignment with and belief in the long-term prospects of the business.

•

Management, executive officers and directors of BAM hold direct, indirect and economic interests in BAM representing over 100 million Class A Shares and share equivalents of BAM. Put simply, our management team acts like, thinks like, and is a significant owner, alongside all of our shareholders, of the business.

In addition, we have adopted the following policies which further support a long-term ownership focus and alignment with shareholders:

•	Executive officers are required to hold, for at least one year, an interest in Class A Shares equal to the net proceeds realized on the exercise of options or the exchange of Escrowed Shares.

•	Departing executives forfeit all unvested long-term incentive plans awards unless a different arrangement is specifically approved by the GNCC.

•

Our clawback policy provides for the reimbursement of incentive and equity-based compensation by executive officers in the event of conduct that is detrimental to the business or an accounting restatement, and is designed to comply with the clawback rules of the U.S. Securities and Exchange Commission and the related exchange listing standards (the “U.S. Clawback Rules”).

In light of the significant long-term nature of our approach to compensation, we do not add performance conditions to our vesting terms. In general, performance vesting involves setting specific performance metrics which BAM is required to meet over a specified performance period before executives are entitled to receive value under the long-term plan. It is quite common for these provisions to include performance periods of three years. As noted above, our compensation programs provide for longer vesting periods of five years. We believe that adding short-term performance metrics to our compensation plans would be detrimental to our overall long-term focus and would threaten to introduce the risk of behavior that favors short-term performance over long-term value creation. While we are respectful of those who use these metrics, we have reviewed this approach and do not believe it is in the best interests of our shareholders or of the business.

Value creation for our senior management team is virtually 100% based on share price in the long term — we do not provide performance multipliers that pay out for strong performance in a weak market or for achieving internal targets set by management — our management receive value from their equity awards only when our shareholders realize value over the long-term.

The following sections provide a detailed description of BAM’s executive compensation philosophy and programs and the decisions of our GNCC under these programs, as well as the factors considered in making its decisions.

Overview of the Business in 2023

BAM’s operations are organized into five principal investment strategies in addition to our corporate activities. These strategies consist of renewable power and transition, infrastructure, private equity, real estate and credit. Certain executives who: (i) have responsibility for overall corporate activity; (ii) are in charge of one of BAM’s principal business units, divisions or functions; or (iii) perform a similar policy making function for BAM are executive officers of BAM. As at December 31, 2023, there were eight executive officers.

4 The Named Executives Officers of BN have historically retained a majority of these equity-based awards for over seven years, on average, and this practice is expected to continue for BAM.

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BAM’s compensation philosophy described in the Compensation Discussion and Analysis is applicable for all corporate executives; however, the focus is on the compensation of our Named Executive Officers for 2023 who were:

Named Executive Officer	Position
Bruce Flatt	CEO

Bahir Manios(a)	CFO

Connor Teskey	President; CEO, Renewable Power and Transition

Brian W. Kingston	CEO, Real Estate

Cyrus Madon(b)	CEO, Private Equity

Samuel J.B. Pollock	CEO, Infrastructure

(a) On March 19, 2024, BAM announced the appointment of Hadley Peer Marshall as CFO of BAM effective May 31, 2024.

(b) On February 1, 2024, Anuj Ranjan was formally appointed as Chief Executive Officer, Private Equity.

The GNCC approves the compensation for the Named Executive Officers and the other executive officers of BAM.

The Board has charged the executive officers with building a global asset management business focused on long-term sustainable growth in cash flows. The following table outlines the key business accomplishments for 2023:

2023 Business Achievements(a)

•  Completed the first full year of Brookfield Asset Management Ltd. (NYSE/TSX: BAM) as a stand-alone asset manager following its public listing in December 2022.

•  Expanded our asset management activities

▪   Increased assets under management to $916 billion and fee-bearing capital to $457 billion

▪   Raised $83 billion of capital for the full year

•  Invested or committed $63 billion of capital over the year, most notably within our credit and other ($29 billion), infrastructure ($13 billion) and renewable power and transition business ($12 billion). Additionally, we monetized over $30 billion of investments across the business.

•  Our asset management business recorded strong financial results, generating $2.2 billion of distributable earnings; fee-related earnings comprised approximately 100% of distributable earnings in the year.

•  Increased our quarterly dividend by 19% to $0.38 per share from its previous level of $0.32.

(a)

Assets under management, fee-bearing capital, invested or committed capital, distributable earnings, monetized investments and fee-related earnings are non-GAAP measures. See the “Cautionary Statement Regarding the Use of Non-GAAP Measures and Forward-Looking Statements” on page 72 of this Circular.

Governance, Nominating and Compensation Committee Governance

Governance, Nominating and Compensation Committee Members and Expertise

Mses. Garfield (Chair) and Noble were appointed to the GNCC on December 9, 2022 and Ms. Gilbert and Mr. Rai were appointed to the GNCC on June 9, 2023. Each of the four members of the GNCC are independent and have experience sitting on compensation committees of other companies. The Board believes that the GNCC collectively has the knowledge, skills, experience and background required to fulfill its mandate.

Governance, Nominating and Compensation Committee Mandate

The GNCC has a specific written mandate to review and approve compensation for the executive officers. This includes an annual evaluation of the performance of the Named Executive Officers and other executive officers. The GNCC makes recommendations to the Board with respect to the compensation of the Named Executive Officers and the Board gives final approval on compensation matters.

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The GNCC meets as required, and at least annually, to monitor and review management compensation policies, management succession planning, diversity and the overall composition and quality of BAM’s management resources. The GNCC held three meetings in 2023, and there are four meetings scheduled for 2024. None of the recommendations of the GNCC have been rejected or modified by the Board during 2023.

Benchmarking Executive Compensation and Compensation Peer Group

Salary and short-term incentives are elements of compensation that can be easily benchmarked; however, long-term incentives are more difficult to benchmark since their value is dependent on the underlying assumptions used by each organization and may not be consistent across organizations. Since long-term incentives are a significant focus of BAM’s incentive programs, the GNCC has not defined a peer group or benchmarked Named Executive Officer compensation against a peer group. Management conducts annual compensation benchmarking for executives and results are shared with the GNCC as appropriate. As described above, the GNCC believes that BAM’s current compensation policies have assisted in attracting and retaining top talent and encouraging executives to assess the risks related to their decisions and actions, and minimizing the ability of executives to benefit from taking risks that increase the performance of BAM in the short-term at the expense of long-term value. The GNCC also believes that BAM’s current compensation policies meet BAM’s other objectives, as described under “Compensation Approach” on page 48 of this Circular.

Independent Compensation Advisors

The GNCC has the authority to retain independent compensation advisors, but did not do so in 2023. If the GNCC engages outside compensation advisors in the future, it will take appropriate steps to ensure they are independent from, and provide no other services to, BAM or its management.

Succession Planning

Each year the GNCC assesses the availability of suitable succession candidates for the executive officer positions, including the CEO and other Named Executive Officers. Specifically, the GNCC is provided with a list of potential leadership candidates and reviews the performance, skills, current responsibilities and plans for their continued development. In addition, the GNCC spends time each year reviewing, with management, the performance and development of junior executives. The GNCC believes that this review is important for succession planning purposes and for the compensation awarding process. Brookfield has a long history of developing executives from within rather than hiring externally and the awarding of long-term incentives is an important component of rewarding and retaining these executives.

Diversity

BAM is committed to workplace diversity; both ethnic and gender diversity are important to BAM’s long-term success and BAM actively supports the development and advancement of a diverse group of employees capable of achieving leadership positions. Leadership appointments are solely based on merit, and not on other factors because management and the Board believe that merit should be the guiding factor in determining whether a particular candidate is capable of bringing value to BAM. As such, the Board has not adopted formal targets for female representation in executive positions. However, a cornerstone of BAM’s succession planning process is a tailored approach to the development and advancement of employees capable of achieving executive officer positions. Tailoring the development plan for each individual permits BAM to consider the needs of the individual, including considerations that are gender-based. This tailored approach to developing executives starts with identifying individuals who demonstrate the skills and attributes required to achieve executive officer positions within BAM. The progress of these individuals is reviewed annually in order to ensure that each individual is being provided opportunities to achieve their potential. Development opportunities include exposure to a new competency or skill, a transfer between business units, a relocation, a role expansion and other stretch opportunities.

While BAM has not adopted formal targets for female representation in executive officer positions, management and the GNCC actively monitor the percentage of females identified as capable of achieving executive officer positions in aggregate, by business unit and by geography. In 2023, of the individuals identified as having the potential to achieve executive officer positions, approximately 45% self-identified as ethnically diverse and approximately 37% were female. Management and the GNCC review annually a summary of high performance employees, including by gender and geography, the type of development opportunities provided to these individuals and changes to their compensation year over year in order to monitor BAM’s activities related to increasing female representation in senior management positions.

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Compensation Related Risk

Annually, the GNCC reviews BAM’s compensation approach, policies and practices as well as BAM’s incentive plans at the corporate level and within its business units. In 2023, the GNCC completed this review in November 2023.

The GNCC also reviews the terms and conditions of the Long-Term Share Ownership Plans, as well as any proposed amendments, and considers the appropriateness and effectiveness of the plans in the context of current compensation practices, regulatory changes and BAM’s objectives. The GNCC receives an update on the financial arrangements entered into by BAM to hedge the impact on BAM of future increases in the market price of its Class A Shares against the liability incurred under BAM’s Deferred Share Unit Plan. For 2023, the GNCC determined that the plans are appropriate and effective.

The GNCC reviewed BAM’s compensation policies and practices, including the design of BAM’s incentive plans to ensure that they:

•	encourage management to consider the risks associated with their decisions;

•	minimize management’s ability to benefit from taking risks that increase performance in the short-term at the expense of long-term value creation;

•	hold management accountable for their decisions both during employment with, and post-departure from, BAM; and

•	provide discretion to the GNCC, where appropriate, to prevent unintended consequences which either unduly benefit or penalize management.

This review separately considered businesses that deploy capital (e.g. private fund business) and businesses that do not deploy capital (e.g. fee for service business) since the compensation risks associated with these businesses are different.

The GNCC reported the results of its 2023 review to the Board in November 2023. The GNCC did not identify any risks which are reasonably likely to have a material adverse effect on BAM. It was concluded that BAM’s compensation approach, policies and practices for its executives at the corporate level and within its business units appropriately:

•	encourage executives to consider the risks associated with their decisions and actions; and

•	do not result in the probability that excessive payouts will be made before the outcome of risks are known.

In reaching their conclusion, the GNCC considered the following:

•	the emphasis on long-term compensation for executives in businesses that allocate capital including five-year vesting periods and the forfeiture terms related to departure;

•	the fact that the design of incentive arrangements for businesses that deploy capital considers the additional risk relative to businesses that do not deploy capital;

•	the direct link between the payout to the executive and the performance of the businesses; and

•	the timing of payouts to executives who are dedicated to a fund are delayed until the funds’ performance is substantially realized and risk outcomes are determined.

The GNCC also reported that the compensation arrangements for the Named Executive Officers are consistent with the objectives of BAM’s compensation program as outlined under “Compensation Approach” on page 48 of this Circular, support the creation of shareholder value over the longer term, as well as the attraction and retention of executives who make decisions with a long-term view, and encourage an assessment of risk related to the decisions made and actions taken. The following practices related to the compensation of the executive officers support this conclusion:

•	the highest percentage of total annual compensation is granted as Long-Term Share Ownership Plan awards which vest over five years with overlapping vesting periods;

•	the significant level of equity ownership by management;

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•	management remains exposed to the long-term risks associated with their decision-making through their equity ownership and compensation granted as long-term incentives;

•	the fact that options and escrowed shares are held well beyond their vesting period and generally until close to their expiry date; and

•	the length of tenure of management with Brookfield.

Key Elements of Compensation

During the past two years, total compensation for the Named Executive Officers has been comprised of approximately 14% Base Salary, 7% Annual Management Incentive Plan awards and 79% Long-Term Share Ownership Plan awards.

In order to achieve our compensation objective to create alignment of interests between shareholders and management, while minimizing management’s ability to benefit from taking risks that increase performance in the short-term at the expense of long-term value creation, executives receive a substantial portion of their compensation in awards under the Long-Term Share Ownership Plans described on pages 56 to 57 of this Circular which:

•  reinforces the focus on long-term value creation;

•  aligns the interests of executives with other shareholders of BAM; and

•  encourages management to follow a rigorous forward-looking risk assessment process when making business decisions.

Total compensation for executives with corporate responsibilities is comprised of the following elements: Base Salary, Annual Management Incentive Plan awards (“Bonus”) and participation in BAM’s Long Term Share Ownership Plans and standard benefits.

Total compensation for executives who are at earlier stages in their careers also includes awards pursuant to BAM’s Long-Term Share Ownership Plans but a larger percentage of their total compensation is in the form of Base Salary and Bonus awards in recognition of their personal needs and to be competitive within the alternative asset management industry. Furthermore, changes in total compensation from year to year often vary more for these executives as they take on increasing responsibility.

As executives progress within BAM, they have the opportunity to receive their annual Bonus in DSUs instead of cash under BAM’s Deferred Share Unit Plan or Restricted Shares under BAM’s Restricted Stock Plan. This enables executives to increase their ownership interest in BAM over time.

The following table provides an overview of each of the elements of compensation, followed by further details related to BAM’s Bonus and Long-Term Share Ownership Plans.

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Element	Purpose	How Determined

Base Salary

•  Deliver the only form of fixed compensation

•  CEO Base Salary is similar to other executive officers, subject to cost of living differentials between employment locations

•  Not intended to be the most significant component of an executive’s compensation

• Base Salaries for senior and other executives are reviewed annually to reflect the relative experience and contribution of each executive

Annual Management Incentive Plan (Bonus)

Maximum target annual incentive is 100% of Base Salary

(There is a detailed description of the plan on page 55 and 2023 awards are outlined on page 61 of this Circular)

•  Motivate and reward participants for achieving annual business objectives and for making decisions and taking actions consistent with BAM’s long-term focus

•  Foster a collaborative approach to meeting long-term objectives

•  Not intended to be the most significant component of an executive’s compensation

•  Executives may elect to take bonuses in the form of DSUs or Restricted Shares

•  Annual cash bonuses are discretionary, based on individual, team and corporate performance

•  Awards are based on performance and consider the specific operational and individual annual performance targets, but are not formulaic

Long-Term Share Ownership Plans (There is a detailed description of each of the plans on page 56 to 57 and 2023 awards are also outlined on pages 61 of this Circular)

•  Align the executive’s interests with those of BAM’s shareholders

•  Foster a collaborative approach to meeting long-term objectives

•  Enable participants to create personal wealth through an increase in the value of BAM’s shares

•  Motivate executives to improve BAM’s long- term financial success

•  Intended to be the most significant component of an executive’s compensation

•  BAM currently operates three Long-Term Share Ownership Plans and executives receive their long- term incentive awards in one of the following Plans:

1. Share Option Plans

▪  Management Share Option Plan

▪  Non-qualified Management Share Option Plan

2. The Deferred Share Unit Plan

3. Restricted Stock Plans

▪  Restricted Stock Plan

▪  Escrowed Stock Plan

•  Annual participation in each plan is dependent on the business unit and the level of the executive

•  Named Executive Officers receive their long-term incentive award in the form of Escrowed Shares under the Escrowed Stock Plan

Group Benefits Health Insurance	• Provide health and dental benefits and life and disability insurance coverage	• All employees, including the Named Executive Officers, are eligible to participate in health, dental and insurance plans which vary by location

Retirement Savings Plan	• Provide tax deferred retirement savings

•  All employees, including the Named Executive Officers, are eligible to receive an annual contribution to a registered retirement savings plan equivalent to a nominal percentage of Base Salary based on local market practice. The percentage is the same for all executives

• There are no defined benefit pension plans in place for the Named Executive Officers or any other executives

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Annual Management Incentive Plan (“Bonus Plan”)

BAM believes that, given its focus on the long-term when making decisions, the impact of which is difficult to assess in the short-term, a heavy emphasis on annual incentives and a formulaic calculation of awards based on the achievement of annual operational or individual performance targets may not appropriately reflect decisions that are fully aligned with the long-term strategy of BAM. Accordingly, the awards made under the Bonus Plan typically represents less than 10% of an executive officer’s total compensation.

The GNCC believes that its ability to exercise discretion and judgment is critical to ensuring that annual incentives reflect the assessment of risk in the decisions and actions taken by management and consider unexpected circumstances or events that have occurred during the year. Accordingly, for the executive officers, including the Named Executive Officers, the GNCC starts with a review of the management team’s collective performance in meeting the broader business plan objectives. These objectives include both short-term operational goals and objectives related to the implementation of the long-term business strategy. Given the emphasis on long-term value creation, it is not unusual for some of the objectives set at the beginning of the year to change during the year. Each year, the GNCC reviews:

•	the accomplishments during the year;

•	why certain objectives were not met or certain actions were not undertaken; and

•	additional initiatives undertaken by management, which were not contemplated in the initial objectives.

Accordingly, annual incentive awards are determined based on the GNCC’s:

•

assessment of management’s decisions and actions and how those decisions and actions align with BAM’s long- term strategy of value creation and how management considered the risks associated with such decisions; and

•	determination of whether any objectives were not met because management made decisions in the best long-term interests of BAM or due to factors outside of management’s control.

The compensation structure for Messrs. Flatt, Madon and Pollock includes a Base Salary and Long-Term Share Ownership award only, further reinforcing a focus on long-term decision-making. In addition, given BAM’s view that a collaborative approach is fundamental to meeting its long-term objectives, the Bonus Plan awards for the Named Executive Officers tend to be similar in amount and typically do not fluctuate significantly from year to year.

For other executives, the incentive award is based more on the performance of the individual executive (as measured by the achievement of specific objectives) and less on collective performance.

Long-Term Share Ownership Awards

BAM’s Long-Term Share Ownership Plans are intended to:

•	encourage share ownership;

•	increase executives’ interest in the success of BAM;

•	encourage executives to remain with BAM as a result of the delayed vesting of awards; and

•	attract new members of management by remaining competitive in terms of total compensation arrangements.

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BAM has three types of Long-Term Share Ownership Plans. Awards are made under the following plans:

Award	Key Terms	Basis for Award
Option Plans
Management Share Option Plan and Non-Qualified Management Share Option Plan (collectively, the “Option Plans”)

Options to purchase Class A Shares (“options”) which are settled in Class A

Shares The Option Plans are administered by the Board and described in detail under “Security-Based Compensation Arrangements” on pages 66 to 69 of this Circular

•  10 year term

•  Each award vests 20% per year over five years in arrears

•  No entitlement to dividends

•  Exercise price based on the volume-weighted average price of a Class A Share for the five business days preceding the grant date

•  Generally granted in the first quarter of each year as part of the annual compensation review:

○   Number of options is determined based on executive’s level of responsibility and performance

○   Consideration is given to the number and value of previous option awards

•  Also granted:

○   From time to time as additional discretionary awards to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

○    In certain circumstances, to executives commencing employment with BAM

•  The CEO recommends all awards to the GNCC

•  The GNCC recommends the award for the CEO

•  The Board, at the recommendation of the GNCC, approves all awards

2023 Awards and Exercises

In 2023, BAM granted a total of 7,865,350 options under the Option Plans, representing approximately 1.9% of BAM’s Class A Shares on a fully diluted basis.

In total during 2023, 1.6 million options with an aggregate in-the-money value of $33 million were disposed of or exercised.

Deferred Share Unit Plans
Deferred Share Unit Plan
Settled by a cash payment equal to the value of the Class A Shares

•  Vesting period over five years in arrears

•  DSUs awarded in lieu of an annual cash bonus vest immediately

•  Only redeemed for cash upon cessation of employment through retirement, resignation, termination or death

•  Dividends are received in the form of additional DSUs

•  Annual cash bonus taken in the form of DSUs at the executive’s election

•  A mandatory deferral of a cash bonus in certain businesses

•  Additional discretionary awards may be granted to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

2023 Awards

In 2023, BAM awarded 20,033 DSUs in lieu of cash bonuses.

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Award	Key Terms	Basis for Award

Restricted Stock Plans
Restricted Stock Plan

Class A Shares purchased directly or indirectly on the open market subject to certain restrictions (“Restricted Shares”)

•  Vesting period over five years

•  Restricted Shares awarded in lieu of an annual cash bonus vest immediately

•  Vested and unvested Restricted Shares must be held until the vesting date (or in certain jurisdictions, until the fifth anniversary of the award date)

•  Dividends are received in the form of cash, unless otherwise elected

•  Annual cash bonus taken in the form of Restricted Shares at the executive’s election

•  A mandatory deferral of a cash bonus in certain businesses

•  Additional discretionary awards are also granted to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

•  Occasionally awarded as long-term incentives

2023 Awards

In 2023, BAM granted a total of 1,932,036 Restricted Shares.

Escrowed Stock Plan

Non-voting common shares (“Escrowed Shares”) of one or more private companies (each, an “Escrowed Company”). Each Escrowed Company is capitalized with common shares and preferred shares issued to BAM and BN for shares of Brookfield Asset Management ULC, Class A Shares or cash proceeds. Regular dividends paid to each Escrowed Company on the shares of Brookfield Asset Management ULC or the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by BAM and BN.

•  Typically vest 20% each year commencing on the first anniversary of the date of the award

•  Right to exchange Escrowed Shares for Class A Shares issued from treasury no later than the 10th anniversary of the award date

•  Any Class A Shares acquired by an Escrowed Company will not be voted

•  Any Class A Shares acquired by the Escrowed Companies are purchased in the open market, thereby limiting dilution for shareholders

•  Generally awarded in the first quarter of each year as part of the annual compensation review and only to the executive officers and certain senior management (a)

•  The CEO recommends all awards to the GNCC

•  The GNCC recommends the award for the CEO

•  The Board, at the recommendation of the GNCC, approves all awards

2023 Awards and Settlements

In 2023, BAM granted a total of 4,785,725 Escrowed Shares and 22,738 Class A Shares were issued under the Escrowed Stock Plan for settlement of existing awards.

(a)

For corporate executives, the annual long-term incentive award is typically in the form of options, Escrowed Shares or occasionally Restricted Shares. The number of options, Escrowed Shares or Restricted Shares awarded is dependent on the executive’s annual target (the “Target”). The Target is a function of the executive’s role, level and contribution. Accordingly, an individual’s Target typically increases over time. The number of options or Escrowed Shares awarded to an executive is calculated as (i) the Target divided by (ii) the price of the Class A Shares at the time the award is determined. In certain circumstances, awards in excess of the Target are granted to executives who have taken on additional responsibility, or who have consistently performed at a high level.

Key Policies and Practices to Support Alignment

The GNCC establishes compensation programs that incorporate leading compensation governance principles. Highlighted below are some of BAM’s executive compensation policies and practices that are designed to (i) encourage executives to consider the risks associated with their decisions, (ii) minimize the risk that executives are rewarded in the short-term for actions which are detrimental in the long-term, and (iii) reinforce the alignment of the interests of management with the long-term interests of shareholders.

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The following table outlines BAM’s policies and practices which incorporate leading compensation governance principles:

Policies and Practices:
✓ Require executive officers to own a significant interest in BAM
✓ Require executive officers to hold for at least one year, an interest in Class A Shares equal to the net proceeds realized on exercise of options or exchange of Escrowed Shares
✓ Provide for reimbursement of incentive and equity-based compensation in the event of accounting restatements or detrimental conduct
✓ Require long-term incentives to vest over five years
✓ Termination provisions generally require departing executives to forfeit unvested awards
✓ Do not provide defined benefit pension plans for any executives
✓ Restrict hedging of shares or share-based incentives

Share Ownership Guidelines

The executive officers are required to hold Class A Shares, DSUs, Restricted Shares or other equity securities that own underlying Class A Shares with a value equal to five times Base Salary, based on the market value of the securities held, and which must be attained within five years of being designated as executive officers. As at April 18, 2024, all of the executive officers who are required to have met the share ownership requirement have done so.

Reimbursement of Incentive and Equity-Based Compensation (Clawback)

Pursuant to BAM’s Clawback Policy (the “Clawback Policy”), executive officers may be required to pay to BAM an amount equal to some or all of any cash payments or equity awards granted or paid to, or earned by, such executive officer under the terms of any of BAM’s incentive compensation or long-term incentives plans (collectively, “Awards”). This payment may be required in the event that (i) BAM is required to prepare an accounting restatement due to BAM’s material noncompliance with any financial reporting requirement under United States federal securities laws or to avoid a material accounting misstatement or (ii) an executive officer is determined to have engaged in conduct which the GNCC determines is detrimental to BAM.

The GNCC has full and final authority to make all determinations under the Clawback Policy including, without limitation, whether the Clawback Policy applies and if so, the amount of compensation to be repaid or forfeited by the executive officer. In the event that BAM is required to prepare an accounting restatement, the GNCC will review all incentive-based compensation earned by its executive officers (i) after beginning service as an executive officer, (ii) during the three completed fiscal years immediately preceding the date on which BAM is required to prepare the accounting restatement (as well as during any transition period specified in the U.S. Clawback Rules), (iii) while BAM has a class of securities listed on a U.S. stock exchange, and (iv) after the U.S. Clawback Rules became effective. If the GNCC determines that one or more executive officers received any erroneously awarded compensation in connection with an accounting restatement, the GNCC will seek recoupment from such executive officers of all such erroneously awarded compensation, unless it determines that one of the impracticality exceptions set forth in the U.S. Clawback Rules is available.

In order to protect BAM’s reputation and competitive ability, the Clawback Policy may also apply to executive officers that engage in conduct that is detrimental to BAM during or after the cessation of such executive officer’s employment with BAM. Detrimental conduct includes any conduct or activity, whether or not related to the business of BAM, that is determined in individual cases by the GNCC, to constitute: (i) fraud, theft-in-office, embezzlement or other illegal activity; (ii) failure to abide by applicable financial reporting, disclosure and/or accounting guidelines; (iii) material violations of BAM’s Code; or (iv) material violations of BAM’s Positive Work Environment Policy (including the sexual harassment related provisions thereof). In the event that it is determined that detrimental conduct has occurred, the Clawback Policy relates to any Awards received: (i) on or after the date the executive officer is determined to have engaged in detrimental conduct; and/or (ii) the two year period prior to the date the executive officer is determined to have engaged in detrimental conduct.

Where it is determined (i) through an accounting restatement that incentive-based compensation was erroneously awarded to an executive officer or (ii) that the executive officer engaged in detrimental conduct, the GNCC will have the ability to: (x) require the executive officer to re-pay any Award paid to the executive officer; (y) cancel/revoke any prior Award that has

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not yet vested, and any Award that has vested but has not yet been exercised, to the executive officer; and/or (z) require the executive officer to re-pay the cash value realized by the executive officer on any Award that has already vested to the executive officer. Awards include all plans under which cash payments or equity awards granted or paid are currently being made (DSUs, Escrowed Shares and Restricted Shares) or any plans which are no longer operating but still have outstanding awards.

Hedging of Economic Risks for Personal Equity Ownership

All executives are prohibited from entering into transactions that have the effect of hedging the economic value of any direct or indirect interests by the executive in Class A Shares, including their participation in Long-Term Share Ownership Plans. Under limited circumstances, an executive may be permitted to enter into a transaction that has the effect of hedging the economic value of any direct or indirect interests held by such executive, but only to the extent that the transaction (i) is executed and disclosed in full compliance with all applicable rules and regulations; (ii) has been approved by the CEO, President and CFO and, if appropriate, the GNCC; and (iii) is in respect of interests directly or indirectly held by such individual in excess of the interests that such individual is required to hold under the Share Ownership Guidelines. To date, no executive has hedged the economic value of their direct or indirect interests in BAM.

Option Exercise Hold Periods During and Post-Employment

In order to minimize any possibility of executives opportunistically exercising options and selling the securities received at an inappropriate time, and to require share ownership post-employment, executive officers are required to continue to hold, for at least one year, an interest in Class A Shares equal to any net after-tax cash proceeds realized from the exercise of options or exchange of Escrowed Shares. This requirement is distinct and in addition to any share ownership guidelines.

Termination and Change of Control Provisions

As a general practice, BAM does not provide contractual termination or post-termination payments or change of control arrangements to employees. Specifically, BAM has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with any of its Named Executive Officers.

The following table provides a summary of the termination provisions in BAM’s Long-Term Share Ownership Plan. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the Chair of the GNCC or the Board, depending on the circumstances.

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Long-Term Share Ownership Plan Termination Provisions(a)

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares

Retirement (as determined at the discretion of the Board)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.

Upon the date of termination, unvested options are cancelled and vested options continue to be exercisable for 60 days(b) from the termination date, after which unexercised options are cancelled immediately.

Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	All vested and unvested options are cancelled upon the close of business on the termination date.	Upon date of termination, all vested and unvested shares are forfeited.

Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon the date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.

Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death(b) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period. Unvested shares are forfeited.

(a)	This table represents a summary of the termination provisions in the Long-Term Share Ownership Plans provided by BAM and should not be construed as the complete terms.
(b)	Up to, but not beyond the expiry date of options.

2023 Compensation Decisions

The Board has charged Mr. Flatt and his management team with expanding the asset management business globally in a manner consistent with the creation of shareholder value over the long term. Mr. Flatt’s personal performance, as well as the performance of the executive officers, is reviewed each year by the Board and the GNCC in relation to operational results, the achievement of other objectives set out at the beginning of the year related to the implementation of the long-term business strategy and other accomplishments.

Each year, the CEO presents an annual business plan to the Board. The plan incorporates both short-term and long-term growth objectives. This annual business plan sets out the strategic direction of BAM, together with specific operational targets and objectives related to the implementation of BAM’s long-term business strategy. The targets and objectives are aggressive and, given the opportunistic and entrepreneurial nature of the organization, provide the Board with examples of various transactions and initiatives that management believes will create shareholder value over the long-term.

The determination of annual incentive awards and long-term ownership awards is not formulaic but instead is entirely based on the Board’s assessment of the specific actions taken during the year by the team to implement BAM’s strategic plans and any amendments to the plans, all in the context of long-term value creation, and other actions taken in response to unforeseen developments during the year.

Information Reviewed by the Governance, Nominating and Compensation Committee

In February 2024, the GNCC received a report detailing the compensation arrangements for the executive officers, including the Named Executive Officers. The report summarized the total 2023 compensation, including proposed annual incentive awards and Long-Term Share Ownership Plan awards as well as the proposed 2024 Base Salaries. The report also presented a

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wealth accumulation analysis, including the “in-the-money” value of vested and unvested Long-Term Share Ownership Plan awards previously granted and the options exercised during the year for each executive officer.

The report included an analysis of the expected value of 2023 compensation awards to the Named Executive Officers that would be paid under various performance results. The GNCC determined that the resulting compensation was reasonable and appropriate based on the projected performance of the Class A Shares over a 10-year period.

The extent of equity ownership by all executives is an important consideration for the GNCC. It demonstrates the extent to which executives will benefit from, and will be motivated to achieve, the long-term enhancement of shareholder value. Accordingly, the report also contained an analysis of equity ownership by all executives. It also summarized the equity ownership by the most senior executives including Class A Shares held directly and indirectly as well as through Long-Term Share Ownership Plans, along with a summary of the tenure with the organization of each executive officer. The GNCC determined that the significant level of equity ownership of the executive officers creates an alignment of interests to enhance shareholder value over the longer term.

In addition, the report contained a summary of regular and additional discretionary option awards to all executives as recommended by the executive officers. The GNCC has determined that these arrangements are reasonable and appropriate.

2023 Incentive Awards

The GNCC considered the significant achievements by BAM in 2023 as outlined on page 50 of this Circular. After considering these achievements, the GNCC determined that management had advanced the long-term business strategy in a manner consistent with the creation of shareholder value over the longer term. Accordingly, the annual and long-term incentive awards for 2023 were as follows:

Named Executive Officer	Annual Incentive ($)	Long-Term Incentive Value ($)
Bruce Flatt(a)	—	2,755,485

Bahir Manios	481,715	495,528

Connor Teskey	870,870	7,197,891

Brian W. Kingston	750,000	4,592,475

Cyrus Madon(a)	—	3,520,898

Samuel J.B. Pollock(a)	—	3,520,898

(a)

Messrs. Flatt, Madon and Pollock are not eligible for an annual incentive. Their compensation consists of a Base Salary and an award under one of BAM’s Long-Term Share Ownership Plans. In addition, Mr. Flatt, who remains CEO of BN, will also be eligible for BN compensation, including Long-Term Share Ownership Plans. In 2023, Mr. Flatt also received $5,630,445 in Long-Term Incentive Value as BN compensation in his capacity as CEO of BN.

The GNCC considered these awards to be aligned with the compensation approach of rewarding long-term value creation and consistent with BAM’s compensation philosophy of providing a significant portion of executive compensation in the form of long-term equity-based awards.

The Canadian Named Executive Officers also received an annual contribution to a retirement savings plan based on a percentage of Base Salary, which for 2023 was 6% of Base Salary for Messrs. Manios, Madon and Pollock, subject to the annual RRSP contribution limit established by the Canada Revenue Agency. The Named Executive Officers’ participation in these retirement savings plans is on the same basis as all other employees of BAM subject to geographic and market differentials, and they do not have any entitlement to future pension benefits or other post-employment benefits from BAM. As a result, BAM has no post-employment obligation to provide pension, medical or other employee benefits to the Named Executive Officers.

Named Executive Officer Compensation Mix

On average, approximately 79% of the value of compensation awarded to our Named Executive Officers for 2023, excluding Mr. Flatt, is in the form of long-term incentive awards. Approximately 88% of the value of compensation awarded to Mr. Flatt for 2023 is in the form of long-term share ownership awards. The actual value of this compensation, which is earned over time, depends upon the performance of the Class A Shares. The compensation mix for the Named Executive Officers, in 2023, is set out in the table below.

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Annual Management Incentive
	Base Salary	Cash Bonus	DSUs / Restricted Shares	Long-Term Share Ownership	Percentage of Compensation at Risk
2023
Chief Executive Officer	12%	—	—	88%	88%
Other Named Executive Officers	13%	8%	12%	67%	79%

Details of the components of the compensation paid to Mr. Flatt and the other Named Executive Officers for 2023 is set out in the Summary Compensation Table on page 64 of this Circular.

Chief Executive Officer Ownership Interests in BAM

Consistent with BAM’s philosophy of aligning the interests of management and shareholders and fostering an entrepreneurial environment that encourages a focus on long-term value creation, Mr. Flatt has, over his 34 years with Brookfield, and as a result of the treatment of outstanding long-term incentive awards in the Arrangement, accumulated a number of ownership interests in BAM in the form of DSUs and Escrowed Shares. In addition, and separate from any compensation arrangements, but relevant to the extent it aligns Mr. Flatt’s interests with shareholders, Mr. Flatt owns a number of Class A Shares. These ownership interests are held both directly and through ownership in PVI (see “Principal Holders of Voting Shares” on page 7 of this Circular).

Class A Share Performance Graphs

The following graphs detail the share performance of BAM’s Class A Shares on the TSX and NYSE.

The total return on the NYSE for the period from December 9, 2022 (the date of BAM’s public listing) to December 31, 2023 has been 13.3%. Total average compensation for the Named Executive Officers has increased by approximately 5% over the same period.

TSX (Symbol: BAM)

The following shows the cumulative total shareholder return for BAM’s Class A Shares (assuming reinvestment of dividends) since December 9, 2022, in comparison with the cumulative total return of the S&P/TSX Composite Total Return Index.

Cumulative Total Return on C$100 Investment Assuming Dividends are

Reinvested

December 9, 2022 - December 31, 2023

	December 9, 2022	December 31, 2022	2023
Class A Limited voting shares (BAM)	100	85.7	117.6
S&P/TSX Composite Total Return Index	100	97.4	109

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NYSE (Symbol: BAM)

The following shows the cumulative total shareholder return for BAM’s Class A Shares (assuming reinvestment of dividends) since December 9, 2022, in comparison with the cumulative total return of the NYSE Composite Total Return Index.

Cumulative Total Return on US$100 Investment Assuming Dividends

are Reinvested

December 9, 2022 - December 31, 2023

	December 9, 2022	December 31, 2022	2023
Class A Limited voting shares (BAM)	100	89.6	125.5
NYSE Composite Total Return Index	100	99.5	113.3

Compensation of Named Executive Officers

The compensation paid and disclosed in the table below represents aggregate amounts earned by the Named Executive Officers for the years ended December 31, 2023 and 2022. For the year ended December 31, 2023 the compensation paid and disclosed reflects the amounts solely borne by BAM for services provided. For the year ended December 31, 2022, each of BN and BAM paid their prorated portion of such compensation for the year, which in the case of BAM represents the period from December 9 to December 31, 2022. Prior to the period, Mr. Flatt’s full compensation was paid by BN. Mr. Flatt, who served as CEO of both BAM and BN, also received, compensation paid and disclosed by BN in the year ended December 31, 2023.

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Summary Compensation Table(a)

Name and Principal Position	Year	Annual Base Salary ($)	Annual Incentive Cash ($)	Restricted Shares/DSUs ($)	Escrowed Shares / Options(d)(e) ($)	All Other Compensation(f) ($)	Total Compensation ($)
Bruce Flatt(b)	2023	375,000	—	—	2,755,485	—	3,130,485
CEO	2022	742,643	—	—	7,046,055	—	7,788,698
Bahir Manios	2023	481,715	481,715	—	495,528	29,809	1,488,767
CFO	2022	463,188	463,188	—	593,008	30,203	1,549,587
Connor Teskey(c)	2023	870,870	870,870	2,835,040	4,362,851	87,267	9,026,898
President; CEO,
Renewable Power	2022	746,460	746,460	—	3,922,875	177,072	5,592,867
and Transition
Brian W. Kingston	2023	750,000	750,000	—	4,592,475	—	6,092,475
CEO, Real Estate	2022	750,000	750,000	—	3,138,300	—	4,638,300
Cyrus Madon	2023	555,825	—	—	3,520,898	29,809	4,106,532
CEO, Private Equity	2022	518,770	—	—	3,007,538	28,280	3,554,588
Samuel J.B. Pollock	2023	555,825	—	—	3,520,898	29,809	4,106,532
CEO, Infrastructure	2022	518,770	—	—	3,007,538	28,280	3,554,588

(a)

In order to provide for comparability with the financial statements, which are reported in U.S. dollars, all Canadian dollars in this Circular have been converted to U.S. dollars at an exchange rate of C$1.00 = US$0.7547 which was the average exchange rate for 2023 as reported by Bloomberg, unless otherwise noted. Messrs. Flatt, Madon and Pollock’s compensation consists of an annual Base Salary and Escrowed Shares. Each other Named Executive Officer is awarded an annual incentive which they can elect to receive in cash, DSUs or Restricted Shares.

(b)

Mr. Flatt also received compensation paid by BN in recognition of his role as CEO for the year ended December 31, 2023. Such compensation consisted of a salary of $375,000 and an Escrowed Share award with a grant date fair value of $5,630,445 based on the grant date price of a BN Class A Share on the NYSE on February 16, 2024 of $40.03. This value awarded is determined by the BN Board and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 35.03%, a risk free rate of 4.23% and a dividend yield of 1.00%. These values have been discounted by 25% to reflect the five-year vesting.

(c)

To provide for alignment with BN (as majority shareholder of BAM) consistent with that of other BAM Named Executive Officers, Mr. Teskey also received an award of BN Restricted Shares and BN Escrowed Shares granted by BN on February 16, 2024. The BN Restricted Shares have a grant date fair value of $2,832,478 and the BN Escrowed Shares have a grant date fair value of $8,914,871 based on the grant date price of a BN Class A Share on the NYSE on February 16, 2024 of $40.03. The value of the Escrowed Shares is determined by the BN Board and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 35.03%, a risk free rate of 4.23% and a dividend yield of 1.00%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting.

(d)

The amounts for 2023 reflect grants of Escrowed Shares for all Named Executive Officers.The value awarded under the Escrowed Stock Plan for annual grants is determined by the Board and considers the stock market price of the Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 29.19%, a risk free rate of 4.23% and a dividend yield of 4.79%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting.

(e)	For additional disclosure, the following table shows the number of Escrowed Shares granted during the fiscal year 2022 as a result of the Arrangement Adjustments.

Name	Escrowed Shares (#)	Grant Date Fair Value ($)
Bruce Flatt	2,140,892	8,199,616
Bahir Manios	30,538	116,961
Connor Teskey	420,107	1,609,010
Brian W. Kingston	755,864	2,894,959
Cyrus Madon	1,567,417	6,003,207
Samuel J. B. Pollock	1,540,643	5,900,663

(f)

These amounts include annual retirement savings contributions and participation in the executive medical program. These amounts also include advance payments made to Mr. Teskey in 2022 and 2023 under the carried interest plans for Brookfield Capital Partners IV.

Incentive Plan Awards

Messrs. Flatt, Madon and Pollock are not eligible for an annual cash incentive award; they receive an annual Base Salary and Escrowed Shares. BAM has no long-term non-equity incentive plan programs. The following four tables show, for each Named Executive Officer (i) outstanding vested and unvested options at December 31, 2023, (ii) unvested Escrowed Shares, Restricted Shares and DSUs and the market value of vested and unvested Escrowed Shares, Restricted Shares and DSUs at December 31, 2023, and (iii) the value of all option and share-based awards which vested during 2023.

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Outstanding Option and Share-Based Awards at December 31, 2023

Options

Name and Principal Position	Number of Securities Underlying Unexercised Option (#)	Option Exercise Price ($)	Option Expiration Date	Market Value of Unexercised Options at December 31, 2023(a) ($)
Bahir Manios	2,325	16.30	November 22, 2025	55,501
CFO	600	14.77	February 22, 2026	15,240
	18,187	17.81	February 16, 2027	406,639
	16,856	17.81	February 16, 2027	376,880
	17,250	19.50	February 25, 2028	356,473
	75,815	21.36	February 25, 2029	1,426,292
	4,415	27.99	December 13, 2029	53,766
	4,168	31.46	February 21, 2031	36,314
	3,441	41.24	February 17, 2032	—
	7,946	41.24	February 17, 2032	—
	4,236	35.13	February 15, 2033	21,356
	109,139	35.13	February 15, 2033	550,224
Total	264,378			3,298,685
Connor Teskey	2,587	19.50	February 25, 2028	53,461
President; CEO, Renewable	32,300	19.50	February 25, 2028	667,483
Power and Transition	76,715	21.36	February 25, 2029	1,443,224
	151,368	32.75	February 24, 2030	1,122,924
	25,000	31.46	February 21, 2031	217,815
Total	287,970			3,504,907
Brian W. Kingston	281,250	17.54	February 23, 2025	6,364,181
CEO, Real Estate	262,500	14.77	February 22, 2026	6,667,343
	225,000	17.81	February 16, 2027	5,030,730
Total	768,750			18,062,254

Grand Total	1,321,098			24,865,846

(a)

The market value of the options is the amount by which the closing price of the Class A Shares on December 29, 2023 exceeded the exercise price of the options. All values are calculated using the closing price of a Class A Share on December 29, 2023 on the NYSE of $40.17.

Escrowed Shares, Restricted Shares and DSUs(a)

	Escrowed Shares			Share-Based Awards Restricted Shares (RSs)			Deferred Share Units (DSUs)
Name	Number of Unvested Escrowed Shares (#)	Market Value of Unvested Escrowed Shares(b) ($)	Market Value of Vested Escrowed Shares(b) ($)	Number of Unvested RSs (#)	Market Value of Unvested RSs ($)	Market Value of Vested RSs ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(c) ($)	Market Value of Vested DSUs(c) ($)
Bruce Flatt	2,187,714	20,424,620	4,507,477	—	—	—	—	—	16,290,644
Bahir Manios	30,538	321,477	—	—	—	—	—	—	330,051
Connor Teskey	1,116,624	7,640,610	563,023	—	—	—	—	—	87,584
Brian W. Kingston	1,204,691	9,390,545	1,591,411	—	—	—	—	—	7,421,167
Cyrus Madon(d)	1,828,934	16,099,147	3,300,071	—	—	—	—	—	12,629,013
Samuel J.B. Pollock(e)	1,807,514	15,873,665	3,243,701	—	—	—	—	—	15,639,562
(a)	The values do not include the most recent Escrowed Share, Restricted Share and DSU awards made to the Named Executive Officers on February 16, 2024.
(b)

The value of the Escrowed Shares is equal to the value of the Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company. Includes Escrowed Shares issued in connection with the Arrangement Adjustments.

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(c)

Includes DSUs issued by BN, which track the value of a Class A Share, issued in connection with the Arrangement Adjustments. Values are calculated using the closing price of the Class A Shares on the TSX on December 29, 2023 of $40.16 (C$53.22, converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7547) and $40.17 on the NYSE, as applicable.

(d)

The market value of vested DSUs includes $3,382,319 representing the value of Mr. Madon’s vested private equity DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Capital Partners Funds as disclosed in the audited financial statements of the fund.

(e)

The market value of vested DSUs includes $2,222,023 representing the value of Mr. Pollock’s vested infrastructure DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Americas Infrastructure Funds as disclosed in the audited financial statements of the fund.

Option and Share-Based Awards Vested During 2023

	Value Vested During 2023(a)
Named Executive Officer	Options(b) ($)	DSUs(c) ($)	Restricted Shares ($)	Escrowed Shares(d) ($)
Bruce Flatt	—	—	—	4,057,890
Bahir Manios	248,559	—	—	—
Connor Teskey	360,413	16,919	—	506,866
Brian W. Kingston	—	3,607	—	1,432,680
Cyrus Madon	—	1,413,402	—	2,970,914
Samuel J.B. Pollock	—	485,757	—	2,920,166
(a)

All values are calculated using the closing price of a Class A Share on the vesting date on the TSX and NYSE, as applicable, and converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2023 of C$1.00 = US$0.7547.

(b)	The value represents the amount by which the value of the Class A Shares exceeded the exercise price on the day the options vested.
(c)	Values in this column represent the value of DSUs vested in 2023, including DSUs awarded on February 17, 2023 in lieu of the cash incentive related to performance in 2022.
(d)	The value of the Escrowed Shares is equal to the Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.

Security-Based Compensation Arrangements

BAM’s only security-based compensation arrangements are its Option Plans and its Escrowed Stock Plan.

2022 Management Share Option Plan

The 2022 Management Share Option Plan (the “2022 Plan”) was approved by the BN Board on September 23, 2022 and by the holders of Class A Shares of BN at the Special Meeting of Shareholders held on November 9, 2022. The 2022 Plan provides for the issuance of 17,500,000 Class A Shares (representing approximately 4.2% of BAM’s issued and outstanding Class A Shares as at December 31, 2023). Options to acquire 1,706,775 Class A Shares have been granted but not exercised and 4,620,391 Class A Shares are available for future option grants, representing approximately 0.41% and 1.12%, respectively, of BAM’s issued and outstanding Class A Shares as at December 31, 2023.

2022 Non-Qualified Management Share Option Plan

The 2022 Non-Qualified Management Share Option Plan (the “2022 Non-Qualified Plan”) was approved by the BN Board on September 23, 2022 and by the holders of Class A Shares of BN at the Special Meeting of Shareholder held on November 9, 2022. The 2022 Non-Qualified Plan provides for the issuance of 12,500,000 Class A Shares (representing approximately 3.0% of BAM’s issued and outstanding Class A Shares as at December 31, 2023). As at December 31, 2023, 741,852 Class A Shares were issuable pursuant to options granted under the 2022 Non-Qualified Plan and 12,500,000 Class A Shares remained available for future option grants, representing 0.18% and 3.03%, respectively, of BAM’s issued and outstanding Class A Shares as at December 31, 2023.

General Terms of Option Plans

The Board establishes the exercise price of each option at the time it is granted, which may not be less than the volume-weighted average price of a Class A Share on the NYSE for the five trading days preceding the effective grant date. If options are approved during a restricted trading period, the effective grant date may not be less than six business days after the restricted trading period ends.

The following is a summary of the other key provisions of the 2022 Management Share Option Plan and 2022 Non-Qualified Management Share Option Plan (collectively, the “Option Plans”). Employees, officers and consultants of BAM and its affiliates and others designated by the Board are eligible to participate in the Option Plans. Non-employee directors are not

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eligible to participate in the Option Plans. The number of Class A Shares issuable to insiders at any time, or issued in any one year to insiders, under any of BAM’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding shares of this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. The Board determines the vesting period for each option grant, which is normally 20% per year over five years commencing the first year after the grant. The Board also sets the expiry period for each option grant, which may not exceed 10 years, except where the expiry date falls during or shortly after a restricted trading period, in which case the expiry date is 10 days after the restricted trading period ends.

The Option Plans set out provisions regarding the exercise and cancellation of options following a change in the employment status of a plan participant. In general, all vested options must be exercised by, and all unvested options are cancelled on, a participant’s termination date, except as follows: in the event of termination by BAM for reasons other than cause or due to a continuous leave of absence as a result of a disability, vested options must be exercised within 60 days following the termination date; in the event of retirement, vested options continue to be exercisable until the applicable expiry date; and in the event of death, all granted options continue to vest and be exercisable for six months following death. No incremental entitlements are triggered by a change in control of BAM under the Option Plans.

The Option Plans permit participants to exercise vested options in exchange for a number of Class A Shares equivalent in value to (i) the aggregate fair market value of the Class A Shares underlying the options on the exercise date over the aggregate exercise price of the options, less (ii) applicable withholding taxes (only to the extent such taxes have not otherwise been satisfied by the participant). This provides for a reduction in shareholder dilution upon the exercise of options using this feature.

The Option Plans also provide that each person that is an officer, employee or consultant of BN or any of its affiliates shall, for so long as such person remains an officer, employee or consultant of BN or any of its affiliates, be permitted to hold and exercise his or her options in accordance with their terms as though such person was an officer, employee or consultant, as applicable, of BAM or any of its affiliates. The 2022 Plan also permits participants to pay the applicable exercise price and acquire the full number of Class A Shares underlying the options.

Procedure for Amending Option Plans

The Option Plans contain an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of shares issuable under the Option Plans, that lengthens the period of time after a restricted trading period during which options may be exercised, results in the exercise price being lower than fair market value of a Class A Share at the date of grant, reduces the exercise price or any cancellation and reissuance of an option which would be considered a repricing under TSX rules, expands insider participation, extends the term of an option beyond its expiry date, adds a provision which results in participants receiving shares for no consideration or other amendments required by law to be approved by shareholders. The Option Plans also require shareholder approval for any amendment which would permit options to be transferable or assignable other than for normal estate planning purposes, any amendment to the amendment provisions, any amendment expanding the categories of eligible participants which may permit the introduction or reintroduction of non-employee directors on a discretionary basis and any amendment to remove or exceed the insider participation limit. Shareholder approval is not required for any amendment to the Option Plans or any option that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favorable tax treatment, that is to the vesting, termination or early termination provisions (provided that the amendment does not entail an extension beyond the expiry period of the options), that adds or modifies a cashless exercise feature that provides for a full deduction of the number of Class A Shares from the Option Plan reserve, and to suspend or terminate an Option Plan. No amendments to the Option Plans were made in 2023.

Other Features of the Option Plans

BAM does not provide any financial assistance to plan participants to facilitate the purchase of Class A Shares issued pursuant to the exercise of options under the Option Plans. Options granted under the Option Plans may be assigned by the plan participant to (i) his or her spouse, descendants or any other immediate family member; or (ii) a trust, the beneficiaries of which are one or more of the plan participant and the participant’s spouse, descendants or immediate family members; or (iii) a corporation or limited liability company controlled by the plan participant or by one or more of the participant and the participant’s spouse, and/or the immediate family members, the shares or interests of which are held directly or indirectly by

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the plan participant, participant’s spouse and/or immediate family members; or (iv) such other transferees for estate planning purposes as may be permitted by the Board in its discretion.

The Board, on the recommendation of the GNCC, approves all option awards. The GNCC recommends the long-term incentive award for the CEO. All other option awards are recommended by the CEO to the GNCC.

BAM has established a number of policies related to its long-term share ownership plans, including option exercise hold periods, to reinforce the importance of equity ownership by its senior executives over the longer term. See also “Key Policies and Practices to Support Alignment” on pages 57 to 59 of this Circular.

The Escrowed Stock Plan

The Escrowed Stock Plan was approved by the BN Board on September 23, 2022 and by holders of Class A Shares of BN at the Special Meeting of Shareholders held on November 9, 2022. The Escrowed Stock Plan governs the award of Escrowed Shares of one or more Escrowed Company to executives or other individuals designated by the Board. Each Escrowed Company is capitalized with common shares and preferred shares issued to BAM and BN in exchange for shares of Brookfield Asset Management ULC, Class A Shares or cash proceeds. Each Escrowed Company may use its cash resources to directly or indirectly purchase Class A Shares in the open market. Participants are either awarded Escrowed Shares or provided an election to contribute Class A Shares or previously awarded Escrowed Shares as consideration for the Escrowed Shares. Dividends paid to each Escrowed Company on the shares of Brookfield Asset Management ULC or the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by BAM and BN. If a participant elects to contribute Class A Shares as consideration, dividends paid to the Escrowed Company on the contributed Class A Shares will be paid on the common shares held by the participants.

Except as otherwise determined by the Board, 20% of Escrowed Shares will vest on the first anniversary of the granting of such shares, with an additional 20% vesting on each subsequent anniversary, up to and including the fifth anniversary of the grant of the Escrowed Shares.

On date(s) determined by the holders of the Escrowed Shares no later than 10 years after the initial grant, the vested Escrowed Shares will be acquired by BAM in exchange for the issuance of Class A Shares from treasury, where the value of the Class A Shares being issued is equal to the value of the Escrowed Shares being acquired. The value of the Escrowed Shares will be equal to the increase in value of the Class A Shares and shares of Brookfield Asset Management ULC held by the Escrowed Company since the grant date of the Escrowed Shares, as applicable, based on the volume-weighted average price of a Class A Share on the NYSE on the date of the exchange. Participants are not permitted to exchange Escrowed Shares during a restricted trading period, except with the consent of the Board. Once all participants of an Escrowed Company have elected to exchange their Escrowed Shares, the Escrowed Company will be wound up or merged and BAM will (i) cancel at least that number of Class A Shares that is equivalent to the number of Class A Shares that have been issued to holders of the Escrowed Shares of the Escrowed Company on exchanges and/or (ii) increase its interest in Brookfield Asset Management ULC by a proportionate amount, such that the economic dilutive effect of the issuance of Class A Shares is wholly offset.

A maximum of 11,000,000 Class A Shares may be issued under the Escrowed Stock Plan, representing less than 3% of BAM’s issued and outstanding Class A Shares. When Class A Shares are issued in exchange for Escrowed Shares, the number of Class A Shares remaining for future issuance under the Escrowed Stock Plan will be reduced. On the wind-up or merger of an Escrowed Company, the number of Class A Shares held by one or more Escrowed Companies that are cancelled in respect of Class A Shares issued by BAM in exchange for Escrowed Shares will be added back to the number of Class A Shares available for future issuance under the Escrowed Stock Plan. 22,738 Class A Shares (representing 0.01% of the issued and outstanding Class A Shares) have been issued and cancelled under the Escrowed Stock Plan and 11,000,000 Class A Shares (representing approximately 2.7% of the issued and outstanding Class A Shares) are available for future issuance as at December 31, 2023.

Eligibility for participation in the Escrowed Stock Plan is restricted to designated executives of BAM and its affiliates or any other persons designated by the Board. The number of Escrowed Shares to be granted to each participant is determined at the discretion of the Board, on the recommendation of the GNCC. The GNCC recommends the award of Escrowed Shares for the CEO. All other awards of Escrowed Shares are recommended by the CEO to the GNCC. The number of Class A Shares issuable to insiders at any time, or issued in any one year to insiders, under any of BAM’s security-based compensation

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arrangements cannot exceed in either case 10% of the issued and outstanding shares of this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. Aside from transfers to BAM (in the case of termination of employment, described in the table under “Termination and Change of Control Provisions” on page 59 of this Circular) or for personal tax planning purposes, transfers of Escrowed Shares are not permitted. No incremental entitlements are triggered by a change in control of BAM under the Escrowed Stock Plan.

The number of Escrowed Shares granted under the Escrowed Stock Plan annually, expressed as a percentage of the weighted average number of Class A Shares outstanding in the year, was nil in 2022 and 0.15% in 2023. See also “Dilution of Class A Shares” on page 70 of this Circular for information on the rate of Class A Share issuances under the Escrowed Stock Plan.

The Escrowed Stock Plan also provides that each person that is an officer, employee or consultant of BN or any of its affiliates shall, for so long as such person remains an officer, employee or consultant of BN or any of its affiliates, be permitted to hold and exchange his or her Escrowed Shares in accordance with their terms as though such person was an officer, employee or consultant, as applicable, of BAM or any of its affiliates.

Amendments to the Escrowed Stock Plan

The Escrowed Stock Plan was amended by the Board in 2024 to (i) enhance the efficiency of the structure, (ii) simplify financial reporting and (iii) eliminate the risk of divergence between the number of Class A Shares issued and outstanding and the number of shares BAM owns in the asset management business operated by Brookfield Asset Management ULC. Prior to the amendment, Escrowed Shares were tied to Class A Shares which represents a 25% interest in Brookfield Asset Management ULC. The amendment enables BAM to tie Escrowed Shares directly to the shares of Brookfield Asset Management ULC thereby eliminating the risk of divergence and enhancing the efficiency of the structure. Following this amendment, BAM will continue to issue Class A Shares to participants on the exchange of Escrowed Shares, however BAM will now have the flexibility to (i) cancel up to a corresponding number of Class A Shares that are held through the Escrowed Company, as was previously permitted under the Escrowed Stock Plan, and/or (ii) increase BAM’s interest in Brookfield Asset Management ULC by a proportionate amount, such that the combined effect of (i) and (ii) is that the economic dilutive effect of the Class A Share issuance is wholly offset. As these amendments have no economic impact to shareholder, they did not require shareholder approval pursuant to the amendment provisions of the Escrowed Stock Plan.

At the annual meeting of shareholders held on June 9, 2023, BAM’s shareholders also approved an amendment to the escrowed stock plan to provide participants with the option, in addition to either being awarded Escrowed Shares or electing to contribute Class A Shares to the Escrowed Company as consideration for Escrowed Shares issued by an Escrowed Company, to contribute a portion of existing Escrowed Shares received from previous grants as consideration for the receipt of a grant of new Escrowed Shares from a different Escrowed Company.

The Escrowed Stock Plan was also amended by the Board in 2023 to permit all Escrowed Shares to be exchangeable for Class A Shares commencing on the date of vest. These amendments also are not required to be approved by shareholders pursuant to the amendment provisions of the Escrowed Stock Plan.

Procedure for Amending Escrowed Stock Plan

The Escrowed Stock Plan contains an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of Class A Shares issuable under the Escrowed Stock Plan, expands insider participation, any amendment to the amendment provisions or other amendments required by law to be approved by shareholders. Shareholder approval is not required for any amendment to the Escrowed Stock Plan that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favorable tax treatment, that is to vesting provisions, that is to the termination or early termination provisions (provided that the amendment does not entail an extension beyond the tenth anniversary of the award date for any particular Escrowed Company), and to suspend or terminate the Escrowed Stock Plan.

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Dilution of Class A Shares

Options Outstanding under the 2022 Plan and Class A Shares Issued under the 2022 Non-Qualified Plan and the Escrowed Stock Plan as a Percentage of Issued and Outstanding Class A Shares
	2024	2023

2022 Plan(a)	2.7%	2.7%

2022 Non-Qualified Plan(b)	—	—

Escrowed Stock Plan(c)	—	—

(a)

While the dilutive impact to the share count of BAM from the 2022 Plan is as illustrated above, the economic cost or the dilutive impact to earnings per share will be shared based on BAM’s approximate 25% ownership interest in the asset management business.

(b)	Reflects the number of Class A Shares to be issued upon exchange of the in-the-money Options under the 2022 Non-Qualified Plan during the applicable year.
(c)

Reflects the number of Class A Shares to be issued upon exchange of the in-the-money Escrowed Shares, less the number of Class A Shares cancelled under the Escrowed Stock Plan during the applicable year. Although the number of Class A Shares outstanding may increase over time as a result of issuances of Class A Shares pursuant to the Escrowed Stock Plan, the Escrowed Stock Plan continues to be economically non-dilutive as BAM will either cancel Class A Shares held by Escrowed Companies that are wound up or merged, or increase its interest in Brookfield Asset Management ULC by a proportionate amount.

Grants Issued as a Percentage of Shares Outstanding

The following table shows the number of Class A Shares issuable under awards granted under each of the Option Plans and the Escrowed Stock Plan as a percentage of the average Class A Shares outstanding (the “rate of grants issued”) in 2023. The rate of grants issued is defined as the number of Class A Shares issuable under awards granted in a fiscal year, divided by the basic weighted average number of Class A Shares outstanding in that year.

	2023	2022
Grants under the 2022 Plan(a)	1,706,775	11,285,399
Rate of Grants Issued	0.4%	2.7%
Grants under the 2022 Non Qualified Plan(a)	741,852	—

Rate of Grants Issued	0.18%	—
Grants under the Escrowed Stock Plan(b)	600,628	—

Rate of Grants Issued	0.15%	—

(a)

Includes Class A Shares issuable on exercise of the options as of each fiscal year end. Holders of options under the 2022 Non-Qualified Plan are only entitled to receive a number of Class A Shares equal to the in-the-money value of the options at the time of exercise.

(b)

Includes Class A Shares issuable on exchange as of each fiscal year end for information purposes. Although the number of Class A Shares outstanding may increase over time as a result of issuances of Class A Shares pursuant to the Escrowed Stock Plan, the Escrowed Stock Plan continues to be economically non-dilutive as BAM will either cancel Class A Shares held by Escrowed Companies that are wound up or merged, or increase its interest in Brookfield Asset Management ULC by a proportionate amount.

Securities Authorized for Issue Under Incentive Plans

The following table sets out information on BAM’s Option Plans and Escrowed Stock Plan as at December 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights(a)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders
2022 Plan	11,219,613	$25.25	4,620,391
2022 Non-Qualified Plan(b)	741,852	$35.13	12,500,000
Escrowed Stock Plan(c)	3,788,010	$31.19	11,000,000
Total	15,749,475		28,120,391

(a)	Converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2023 of C$1.00 = US$0.7547.
(b)	This value represents the number of Class A Shares at December 31, 2023 which could be issued under this plan. Up to December 31, 2023, no Class A Shares have been issued in connection with this plan.
(c)

This value represents the number of Class A Shares at December 31, 2023 which could be issued under this plan. Up to December 31, 2023, 22,738 Class A Shares have been issued and cancelled in connection with this plan.

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Pension and Retirement Benefits

BAM’s Named Executive Officers and its other senior executives do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. The Named Executive Officers do not have any entitlement to future pension benefits or other post-employment benefits from BAM. BAM has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with any of its Named Executive Officers.

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PART SIX – OTHER INFORMATION

Indebtedness of Directors, Officers and Employees

As at April 18, 2024, there is no debt outstanding to BAM by current and former directors, officers and employees of BAM and its subsidiaries. There is no indebtedness to BAM by current and former directors, officers or employees of BAM in connection with the purchase of securities of BAM or any of its associated companies.

Audit Committee

Additional information about the Audit Committee required by Part 5 of NI 52-110, including the Committee’s Charter, can be found in the AIF under the heading “Audit Committee Information”, which is posted on BAM’s website, https:// bam.brookfield.com under “Notice and Access 2024” and is also filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. A copy of the AIF can also be obtained from the Corporate Secretary of BAM as set out below under “Availability of Disclosure Documents” on page 73 of this Circular.

Normal Course Issuer Bid

Class A Limited Voting Shares

On January 9, 2024, BAM renewed its normal course issuer bid for market purchases of its Class A Shares (“NCIB”) for a period extending from January 11, 2024 until January 10, 2025, or an earlier date should BAM complete its purchases. The NCIB allows BAM to repurchase, during the period mentioned above, on the TSX, NYSE and any alternative Canadian trading platform, a maximum of 34,605,494 Class A Shares, representing approximately 10% of the public float of the outstanding Class A Shares. All Class A Shares acquired by BAM under the NCIB are cancelled or purchased by a non-independent trustee pursuant to a long-term incentive plan.

The NCIB is in place because BAM believes that, from time to time, the trading price of Class A Shares may not fully reflect the underlying value of BAM’s business and future business prospects, and in such circumstances acquiring Class A Shares may represent an attractive investment. As at April 18, 2024, BAM has not purchased any Class A Shares. Shareholders may obtain, free of charge, a copy of the notice of intent regarding the NCIB, which was approved by the TSX, by writing to the Corporate Secretary of BAM at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario M5J 2T3.

Cautionary Statement Regarding the Use of Non-GAAP Measures and Forward-Looking Statements

BAM prepares its financial statements in conformity with U.S. GAAP. BAM discloses a number of non-GAAP financial and supplemental financial measures in this Circular which are utilized in monitoring BAM, including for performance measurement, capital allocation and valuation purposes. BAM believes that providing these performance measures is helpful to investors in assessing the overall performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of BAM’s performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP. Non-GAAP measures include distributable earnings, fee revenues and fee-related earnings. These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. Supplemental financial measures include assets under management, fee-bearing capital and uncalled fund commitments. See pages 50-51 of the Annual Report for further information on non-GAAP financial measures or other financial metrics and reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, where applicable, which pages are also incorporated by reference in this Circular.

This Circular also contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of Canadian and U.S. securities laws, as applicable. See pages 26-27 of the Annual Report for further information on forward-looking statements, which pages are also incorporated by reference in this Circular. The Annual Report is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

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Availability of Disclosure Documents

BAM will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and the Annual Report. Upon request to the Corporate Secretary of BAM, BAM will provide any person or company the AIF, together with a copy of any document or the pertinent pages of any document incorporated therein by reference; management’s discussion and analysis of financial condition and results of operation from its most recently completed financial year (“MD&A”) and/or the interim financial statements of BAM for the periods subsequent to the end of its fiscal year (the “Interim Statements”). Financial information on BAM is provided in its comparative annual financial statements and MD&A. Requests for the AIF, MD&A and the Interim Statements can be made to BAM by mail at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario M5J 2T3, by telephone at (416) 363-9491, or by email at bam.enquiries@brookfield.com. All of these documents and additional information related to BAM are also available on BAM’s website, https://bam.brookfield.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Shareholder Proposals

Pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), shareholder proposals must be submitted by a “qualified shareholder” that has held Class A Shares or Class B Shares for an uninterrupted period of a least two years. Since the Arrangement was completed on December 9, 2022, shareholder proposals can be validly submitted for consideration at any annual meeting of shareholders beginning in 2025. The deadline for shareholder proposals for BAM’s 2025 annual general meeting of shareholders is March 7, 2025. Shareholder proposals should be submitted to BAM’s registered office at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7. In order to be considered valid, shareholder proposals must also meet the additional requirements enumerated under section 188 of the BCBCA.

Other Business

BAM knows of no other matter to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders and Availability of Investor Materials dated April 25, 2024.

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of BAM.

Justin B. Beber
Chief Operating Officer
April 25, 2024

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APPENDIX A – CHARTER OF THE BOARD

1.	ROLE OF THE BOARD

The role of the board of directors (the “Board”) of Brookfield Asset Management Ltd. (the “Corporation”) is to oversee, directly and through its committees, the business and affairs of the Corporation, which are conducted by the Corporation’s officers and employees under the direction of the Chief Executive Officer (“CEO”).

2.	AUTHORITY AND RESPONSIBILITIES

The Board meets regularly to review reports by management on the Corporation’s performance and other relevant matters of interest. In addition to the general supervision of management, the Board performs the following functions:

(a)     strategic planning – overseeing the long-term strategic-planning process within the Corporation and, at least annually, reviewing, approving and monitoring the strategic plan for the Corporation, including fundamental financial and business strategies and objectives;

(b)     risk assessment – assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of managing those risks;

(c)     CEO – selecting the CEO; reviewing and approving the position description for the CEO including the corporate objectives that the CEO is responsible for meeting; and reviewing and approving the compensation of the CEO as recommended by the Governance, Nominating and Compensation Committee;

(d)     officers and senior management – overseeing the selection of corporate officers and the evaluation and compensation of senior management;

(e)     succession planning – monitoring the succession of key members of senior management;

(f)     communications and disclosure policy – adopting a communications and disclosure policy for the Corporation that ensures the timeliness and integrity of communications to shareholders, and establishing suitable mechanisms to receive stakeholder views;

(g)     Sustainability – overseeing the Corporation’s approach to sustainability matters within its corporate and asset management activities as reported to the Board by the Governance, Nominating and Compensation Committee;

(h)     corporate governance – developing and promoting a set of effective corporate governance principles and guidelines applicable to the Corporation;

(i)     internal controls – reviewing and monitoring the controls and procedures within the Corporation to maintain its integrity, including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance;

(j)     culture – on an ongoing basis, satisfy itself that the CEO and other executive officers create a culture of integrity throughout the Corporation, including compliance with the Corporation’s Code of Business Conduct and Ethics and its anti- bribery and corruption policies and procedures; and

(k)     whistleblowers – in conjunction with the Audit Committee of the Board, establish whistleblower policies for the Corporation providing employees, officers, directors and other stakeholders, including the public, with the opportunity to raise, anonymously or not, questions, complaints or concerns regarding the Corporation’s practices, including fraud, policy violations, any illegal or unethical conduct, and any accounting, auditing or internal control matters. The Board or a committee thereof will provide oversight over the Corporation’s whistleblower policies and practices to ensure that any questions, complaints or concerns are adequately received, reviewed, investigated, documented and resolved.

3.	Composition and Procedures

(a)     Size of Board and Selection Process – The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance, Nominating and Compensation Committee recommends to the full

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Board the nominees for election to the Board and the Board proposes individual nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements prescribed by the Business Corporations Act (British Columbia) or at the annual meeting itself. The Board also recommends the number of directors on the Board to shareholders for approval. Between annual meetings, the Board may appoint directors to serve until the next annual meeting.

(b)     Qualifications – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. The Chair of the Board and a majority of the directors will be Independent Directors, based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities, and Unaffiliated Directors. The Board is committed to developing and promoting diversity, including ethnic and gender diversity. The Board has adopted a gender diversity target that at least 30% of the entire Board be women.

(c)     Director Education and Orientation – The Corporation’s management team is responsible for providing an orientation program for new directors in respect of the Corporation and the role and responsibilities of directors. In addition, directors will, as required, receive continuing education about the Corporation to maintain a current understanding of the Corporation’s business and operations, industries and sectors in which we operate globally, material developments and trends in asset management and the Corporation’s strategic initiatives.

(d)     Meetings – The Chair is responsible for approving the agenda for each Board meeting. Prior to each Board meeting, the Chair of the Board reviews agenda items for the meeting with the CEO, Chief Financial Officer and Corporate Secretary, before circulation to the full Board. The Board meets at least once a quarter: to review and approve the Corporation’s quarterly earnings report and consider dividend payments and to review specific items of business including transactions and strategic initiatives. The Board holds additional meetings as necessary to consider special business. The Board also meets once a year to review the Corporation’s annual business plan and long-term strategy. Materials for each meeting are distributed to the directors in advance of the meeting. At the conclusion of each Board meeting, the independent and unaffiliated directors meet without any other person present. The Chair of the Board chairs these in-camera sessions.

(e)     Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: (i) Audit and (ii) Governance, Nominating and Compensation. Special committees are established, from time to time, to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of their committee. The governing charter of each standing committee is reviewed and approved annually by the Board.

(f)      Evaluation – The Governance, Nominating and Compensation Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors and provides a report to the Board on the findings of this process. In addition, each individual director and each committee assesses its own performance annually.

(g)     Compensation – The Governance, Nominating and Compensation Committee recommends to the Board the compensation for non-management directors (it is the policy of the Corporation that management directors do not receive compensation for their service on the Board). In reviewing the adequacy and form of compensation, the Governance, Nominating and Compensation Committee seeks to ensure that director compensation reflects the responsibilities and risks involved in being a director of the Corporation and aligns the interests of the directors with the best interests of the Corporation.

(h)     Access to Outside Advisors – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Corporation.

(i)     Charter of Expectations – The Board has adopted a Charter of Expectations for Directors which outlines the basic duties and responsibilities of directors and the expectations the Corporation places on them in terms of professional and personal competencies, performance, behaviour, share ownership, conflicts of interest and resignation events. Among other things, the Charter of Expectations outlines the role of directors in stakeholder engagement and the requirement of directors to attend Board meetings and review meeting materials in advance.

This Charter of the Board of Directors was reviewed and approved by the Board on May 9, 2023.

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Annex A

Definitions for Board and Committee Charters

“Audit Committee” means the audit committee of the Board.

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of GAAP and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions, acquired through any one or more of the following:

(i)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.

“Board Interlocks” means when two directors of one public company sit together on the board of another company.

“Committee Interlocks” means when a Board Interlock exists, plus the relevant two directors also sit together on a board committee for one or both of the companies.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“GAAP” means generally accepted accounting principles in the United States of America that the SEC has identified as having substantial authoritative support, as supplemented by Regulation S-X under the 1934 Act, as amended from time to time.

“Governance, Nominating and Compensation Committee” means the Governance, Nominating and Compensation Committee of the Board.

“Immediate Family Member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.

“Independent Director(s)” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A material relationship is one that could reasonably be expected to interfere with a director’s exercise of independent judgment. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

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(a)

is or was an employee or executive officer, or whose Immediate Family Member is or was an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

(b)

is receiving or has received, or whose Immediate Family Member is an executive officer of the Corporation and is receiving or has received, during any 12-month period within the last three years more than CA$75,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service), is not independent;

(c)

is or was a partner of, affiliated with or employed by, or whose Immediate Family Member is or was a partner of or employed in an audit, assurance, or tax compliance practice in a professional capacity by, the Corporation’s present or former internal or external auditor, is not independent until three years after the end of such partnership, affiliation, or employment relationship, as applicable, with the auditor;

(d)

is or was employed as, or whose immediate family member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Corporation serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship, as applicable; and

(e)

is an executive officer or an employee of, or whose Immediate Family Member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent.

Additionally, an Independent Director for the purposes of the Audit Committee and the Governance, Nominating and Compensation Committee, specifically may not:

(a)

accept directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or

(b)	be an affiliated person of the Corporation (within the meaning of applicable rules and regulations).

Furthermore, an Independent Director for the purposes of the Governance, Nominating and Compensation Committee, specifically may not:

(a)	have a relationship with senior management that would impair the director’s ability to make independent judgments about the Corporation’s executive compensation.

For the purposes of the definition of Independent Director, the term “Corporation” includes any parent or subsidiary in a consolidated group with the Corporation and includes Brookfield Asset Management ULC and any of its subsidiaries.

In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit and Governance, Nominating and Compensation Committees must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance, Nominating and Compensation Committee for a determination as to whether this association affects the Member’s status as an Independent Director.

“Statement of Corporate Governance Practices” means the statement of corporate governance practices section of the Management Information Circular.

“Sustainability” includes but is not limited to responsibility or experience overseeing and/or managing: climate change risks; GHG emissions; natural resources; waste management; energy efficiency; biodiversity; water use; environmental regulatory and/or compliance matters; health and safety; human rights; labor practices; diversity and inclusion; talent attraction and retention; human capital development; community/stakeholder engagement; board composition and engagement; business ethics; anti-bribery & corruption; audit practices; regulatory functions; and data protection and privacy.

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“Unaffiliated Director” means any director who (a) does not own greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) and (b) within the last two years has not directly or indirectly (i) been an officer of or employed by the Corporation, Brookfield Asset Management ULC or any of their respective affiliates, (ii) performed more than a de minimis amount of services for the Corporation, Brookfield Asset Management ULC or any of their affiliates, or (iii) had any material business or professional relationship with the Corporation or Brookfield Asset Management ULC or their affiliates other than as a director of the Corporation or any of their affiliates. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation or Brookfield Asset Management ULC to themselves and to the Corporation or Brookfield Asset Management ULC.

2024 MANAGEMENT INFORMATION CIRCULAR/A-5

BROOKFIELD ASSET MANAGEMENT

Brookfield.com

NYSE: BAM

TSX: BAM

BROOKFIELD CORPORATE OFFICES

United States	Canada	United Kingdom	Australia

Brookfield Place	Brookfield Place	One Canada Square	Brookfield Place

250 Vesey Street	181 Bay Street, Suite 100	Level 25	Level 19

15th Floor	Bay Wellington Tower	Canary Wharf	10 Carrington Street

New York, NY	Toronto, ON M5J 2T3	London E14 5AA	Sydney, NSW 2000

10281-0221	+1.416.363.9491	+44.20.7659.3500	+61.2.9158.5100

+1.212.417.7000

Brazil	United Arab Emirates	India	China

Avenida das Nações Unidas,	Level 24, ICD Brookfield Place	Unit 1	Unit 01, 11F

14.401	Al Mustaqbal Street, DIFC	4th Floor, Godrej BKC	Tower C, One East

Parque da Cidade-Torre Paineira	P.O. Box 507234	Bandra Kurla Complex	No. 768 South Zhongshan 1st Road

15º andar	Dubai	Mumbai 400 051	Huangpu District, Shanghai

São Paulo–SP	+971.4.597.0100	+91.22.6600.0700	200023

CEP 04794-000			+86.21.2306.0700

+55 (11) 2540.9150

OAKTREE CORPORATE OFFICES

United States	United States	United Kingdom	Hong Kong

333 South Grand Avenue	1301 Avenue of the Americas	Verde	Suite 2001, 20/F

28th Floor	34th Floor	10 Bressenden Place	Champion Tower

Los Angeles, CA 90071	New York, NY 10019	London SW1E 5DH	3 Garden Road

+1.213.830.6300	+1.212.284.1900	+44.20.7201.4600	Central

+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America	South America	Europe / Middle East	Asia Pacific

Bermuda	Bogotá	Amsterdam	Sydney

Brentwood	Lima	Dublin	Beijing

Calgary		Frankfurt	Hong Kong

Chicago		Luxembourg	Shanghai

Houston		Madrid	Seoul

Los Angeles		Paris	Singapore

Stamford		Stockholm	Tokyo

Vancouver		Dubai

Riyadh